ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

04046342

November 18, 2004

SUPPL

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

2003 annual report
April 8, 2004 - Announcement of year end conference call and webcast
April 13, 2004 - Announcement of year end December 31, 2003 results and reserves
April 19, 2004 - Monthly distribution announcement
April 27, 2004 – Webcast alert
May 13, 2004 - Announcement of 1st quarter results, conference call and webcast
May 17, 2004 - Monthly distribution announcement
May 19, 2004 - Announcement of filing of annual information form
June 4, 2004 - Advantage announces Board of Directors appointments
June 10, 2004 - Update to U.S. ownership
June 15, 2004 - Monthly Distribution announcement
June 23, 2004 - Executive appointment announcement
July 19, 2004 - Monthly distribution announcement
August 12, 2004 - Announcement of 2nd quarter results, conference call and webcast
August 17, 2004 - Monthly distribution announcement
August 24, 2004 - Announcement of property acquisition, financing and increase in monthly distributions
September 1, 2004 – Executive announcement
September 15, 2004 – Completion of $186 million property acquisition
September 20, 2004 – Monthly distribution announcement
October 7, 2004 – Webcast announcement
October 18, 2004 – Confirmation of increase to monthly distribution
November 3, 2004 – Announcement of acquisition of Defiant Energy Corporation and increase in distributions
November 10, 2004 – 3rd quarter results, conference call and webcast announcement
November 15, 2004 – Monthly distribution announcement

2004 1st, 2nd, 34 quarter interim reports

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

dlw 11/30

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

April 8, 2004

Advantage Announces Year End Conference Call & Webcast April 14, 2004

(TSX: AVN.UN)

Advantage Energy Income Fund will release its 2003 Year End results on Tuesday, April 13, 2004.

A conference call will be held on Wednesday, April 14, 2004 at 9:00 a.m. MST (11:00 a.m. EST). The conference call can be accessed toll-free at 1-877-407-9205.

A replay of the call will be available from approximately 5:00 p.m. on Thursday, April 15, 2004 until approximately midnight, April 21, 2004 and can be accessed by dialing toll free 1-877-660-6853. The account number is 1628, conference ID number 101094 (both are required for playback).

A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE
ENERGY INCOME FUND

3100 150 – 6th Avenue SW
Calgary, AB T2P 3Y7
T: 403-261-8810 F: 403-262-0723

Advantage Energy Income Fund – News Release

Advantage Announces Year Ended December 31, 2003 Results and Reserve Information

April 13, 2004

CALGARY, ALBERTA, April 13, 2004 – Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce its operating and financial results and reserves for the year ended December 31, 2003.

2003 HIGHLIGHTS

- Advantage replaced 144% of 2003 production through drilling and acquisitions.
- The Fund drilled 173.8 net wells (192 gross) during 2003 achieving a success rate of 97%.
- Natural gas production volumes increased by 21% during the year averaging 57.6 mmcf/d with light oil and NGLs production rising by 22% to 2,756 bbls/d as compared to 2002.
- The Fund closed the acquisition of MarkWest Resources Canada Corp. for $102.5 million on December 2, 2003. Highlights of this purchase include the following:
  - Added production of approximately 4,500 boe/d comprised of 24.2 mmcf/d of natural gas and 415 bbls/d of oil and NGLs.
  - Valuation of $23,000 per daily boe of production.
  - Significant inventory of low risk drilling and recompletion opportunities.
- A total of 30 new wells (20.5 net wells) have been drilled on the MarkWest properties to March 31, 2004. Production from this activity is anticipated to commence in the second quarter of 2004.

CASH DISTRIBUTIONS

- Cash available for distribution for the year ended December 31, 2003 increased by 59% to $3.09 per Unit. Cash distributions paid to Unitholders were $2.71 per Unit representing an increase of 57% and a payout ratio of 88%. The balance, or $11.4 million was retained to fund capital expenditures.
- Advantage has distributed $0.23 per Unit per month for 14 consecutive months.
- The Fund has hedged 60% of natural gas production for the balance of 2004 at an average price of $6.12 per mcf which will enhance cash flow stability and support cash distributions throughout 2004.

SUMMARY SINCE INCEPTION

- Since the initial equity issue in October 2001, Advantage has generated a total return to Unitholders of 227%.
- Since its inception, the Fund has increased production by 154% to approximately 16,000 boe/d comprised of 79.2 mmcf/d of natural gas and 2,800 bbls/d of light oil and NGLs. Growth has been accomplished through the completion of four corporate acquisitions combined with an active drilling program. As a result of these activities reserves have increased 219% to 53.3 million boe at a cost of $8.83 per boe.

FINANCIAL AND OPERATING HIGHLIGHTS

(thousands of dollars except per Unit amounts)

	Three months ended Dec. 31, 2003	Three months ended Dec. 31, 2002	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002
Financial				
Revenue before royalties	$ 43,479	$ 35,289	$ 166,075	$ 97,837
per Unit [(1)]	$ 1.31	$ 1.30	$ 5.44	$ 3.64
per boe	$ 34.76	$ 30.63	$ 36.81	$ 24.85
Cash flow from operations	$ 25,523	$ 21,472	$ 99,440	$ 53,652
per Unit [(1)]	$ 0.77	$ 0.79	$ 3.26	$ 1.99
per boe	$ 20.41	$ 18.64	$ 22.05	$ 13.63
Cash available for distribution [(3)]	$ 24,126	$ 20,357	$ 94,735	$ 52,537
per Unit [(2)]	$ 0.72	$ 0.75	$ 3.09	$ 1.94
Net income (loss)	$ (1,880)	$ 2,810	$ 44,164	$ 12,095
per Unit [(1)]	$ (0.10)	$ 0.10	$ 1.29	$ 0.41
Cash distributions	$ 22,905	$ 14,634	$ 83,382	$ 46,883
per Unit [(2)]	$ 0.69	$ 0.54	$ 2.71	$ 1.73
Working capital deficit			$ 27,551	$ 7,057
Bank debt			$ 102,968	$ 114,222
Convertible debentures			$ 99,984	$ 55,000
Operating				
Production				
Natural gas (mcf/d)	65,280	59,444	57,631	47,753
Light oil and NGLs (bbls/d)	2,714	2,617	2,756	2,255
Heavy oil (bbls/d)	-	-	-	573
boe (6:1)	13,594	12,524	12,361	10,787
Average prices (including hedging)				
Natural gas ($/mcf)	$ 5.76	$ 4.87	$ 6.07	$ 3.71
Light oil & NGLs ($/bbl)	$ 35.67	$ 36.05	$ 38.14	$ 33.68
Heavy oil ($/bbl)	$ -	$ -	-	$ 25.71
Proved plus probable reserves (mboe) [(4)]				
Natural gas (bcf)			237.4	223.1
Crude oil & NGLs (mbbls)			13,697	13,995
Total mboe			53,271	51,180
Supplemental (000s)				
Trust Units outstanding - end of period			36,717	27,099
Trust Units issuable for Convertible Debentures			6,155	4,135
Trust Units outstanding and issuable for Convertible Debentures - end of period			42,872	31,234
Weighted average Units	33,089	27,099	30,536	26,900

(1) based on weighted average number of Trust Units outstanding
(2) based on number of Trust Units outstanding at each cash distribution date
(3) cash flow from operations less interest on convertible debentures
(4) December 31, 2002 represents established reserves

RESERVES

Advantage's year end 2003 reserves were evaluated in accordance with National Instrument 51-101, the new standards of disclosure for oil and gas activities as mandated by the Canadian Securities Administrators. This new reporting requirement is intended to be more stringent and is designed to improve consistency and reliability of oil and gas reserve disclosure. The emphasis is placed on a conservative approach in assigning proved reserves. With NI 51-101, proved reserves are defined to have a 90% probability that actual reserves recovered will equal or exceed the assigned estimate. Probable reserves are less certain than proved reserves and it is equally likely that the actual reserves recovered will be greater or less than the sum of the estimated proved plus probable reserves. Therefore, under NI 51-101, proved plus probable reserves are considered to represent the most realistic estimate of company reserves.

Sproule Associates Limited evaluated 85% of the total proved plus probable value of year end reserves and audited all internally evaluated reserves in accordance with NI 51-101. The following table summarizes the Fund's working interest reserves, excluding royalty interest reserves of approximately 400 mboe.

Reserves Summary

	Crude Oil & NGLs mbbl	Natural Gas bcf	Total mboe	Present Value ($000) 5%	Present Value ($000) 10%
Proven producing	7,194	155.0	33,027	450.0	366.8
Total proved	8,261	184.4	38,998	516.2	422.2
Total probable	5,436	53.0	14,273	143.3	97.9
Total proved and probable	13,697	237.4	53,271	$ 659.5	$ 520.1

In Bantry, 19 wells were drilled and cased late in 2003, but were not fully tested by year end. As a result, only six tested wells were assigned reserves by Sproule. The remaining 13 wells will be evaluated in the 2004 reserve study.

Reserves Reconciliation

	Crude Oil mbbl		NGLs mbbl		Natural Gas bcf		Proved plus probable
	proved	probable	proved	probable	proved	probable	mboe
Reserves at December 31, 2002 [1]	9,164	2,545	1,545	741	178.4	44.7	51,180
Acquisitions	474	75	348	72	33.7	7.6	7,851
Divestments	(533)	(129)	(23)	-	(0.7)	(0.1)	(821)
Production	(837)	-	(198)	-	(22.5)	-	(4,789)
Capital development	357	659	-	-	17.1	5.9	4,849
Revisions under NI 51-101							
Technical	(2,001)	2,220	177	28	(21.6)	(4.8)	(3,955)
50 year cut-off [2]	(203)	(731)	(8)	(43)	-	(0.3)	(1,044)
Reserves at December 31, 2003	6,421	4,639	1,841	798	184.4	53.0	53,271

(1) The evaluation as at December 31, 2002 was prepared using Canadian National Policy 2-B reserves definitions. Under those definitions, probable reserves were assigned a risk factor of 50%.

(2) Under the new NI 51-101 guidelines, all reserves exceeding 50 years are not assigned. This cut-off has no material impact on current net asset value.

Net Asset Value

($000, except per Unit amounts)	5%	10%
Present value proved and probable reserves	$ 659,477	$ 520,050
Undeveloped acreage and seismic [1]	19,000	19,000
Working capital (deficit) net of		
Cash distributions payable to Unitholders	(19,106)	(19,106)
Bank debt	(102,968)	(102,968)
Net asset value	$ 556,403	$ 416,976
Net asset value per Unit [2]	$ 12.94	$ 9.69

[1] Land at $50 per acre

[2] Based on fully diluted Units and conversion of all outstanding debentures

Pricing Assumptions

The present value of future cash flow at December 31, 2003 was based upon crude oil and natural gas pricing assumptions prepared by Sproule Associates Limited effective January 1, 2004. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next five years are summarized in the table below:

Year	WTI Crude Oil $US/bbl	Edmonton Light Crude Oil $Cdn/bbl	Alberta Plantgate Natural Gas $Cdn/mmbtu	Henry Hub Natural Gas $US/mmbtu
2004	$ 29.63	$ 37.99	$ 5.81	$ 5.32
2005	$ 26.80	$ 34.24	$ 5.15	$ 4.81
2006	$ 25.76	$ 32.87	$ 4.59	$ 4.39
2007	$ 26.14	$ 33.37	$ 4.71	$ 4.46
2008	$ 26.53	$ 33.87	$ 4.80	$ 4.52

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD & A") provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", "the Trust" or "the Fund") for the year ended December 31, 2003 and should be read in conjunction with the audited consolidated financial statements. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

Advantage was formed on May 23, 2001 as a result of the conversion of Search Energy Corp. into an income fund. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to focus on growth through the acquisition and development of producing oil and natural gas properties while minimizing exposure to exploration risk.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders for the year ended December 31, 2003 amounted to $83.4 million or $2.71 per Unit. This represents a 78% increase over 2002 cash distributions which amounted to $46.9 million or $1.73 per Unit. Since inception, the Fund has distributed $152.4 million or $5.89 per Unit. Cash distributions are dependent on the Fund's current level of production and prevailing commodity prices and are announced monthly based on cash flow available after retaining a portion for capital expenditures and debt repayment.

2003 Monthly Distributions

Cash distributions to Unitholders were declared as follows:

Period ended	Payment date	Distribution per Unit	Taxable amount per Unit	Return of capital per Unit
Jan. 31, 2003	Feb. 18, 2003	$ 0.18	$ 0.072	$ 0.108
Feb. 28, 2003	Mar. 17, 2003	$ 0.23	$ 0.092	$ 0.138
Mar. 31, 2003	Apr. 15, 2003	$ 0.23	$ 0.092	$ 0.138
Apr. 30, 2003	May 15, 2003	$ 0.23	$ 0.092	$ 0.138
May 31, 2003	June 16, 2003	$ 0.23	$ 0.092	$ 0.138
June 30, 2003	July 15, 2003	$ 0.23	$ 0.092	$ 0.138
July 31, 2003	Aug. 15, 2003	$ 0.23	$ 0.092	$ 0.138
Aug. 31, 2003	Sept. 15, 2003	$ 0.23	$ 0.092	$ 0.138
Sept. 30, 2003	Oct. 15, 2003	$ 0.23	$ 0.092	$ 0.138
Oct. 31, 2003	Nov. 17, 2003	$ 0.23	$ 0.092	$ 0.138
Nov. 30, 2003	Dec. 15, 2003	$ 0.23	$ 0.092	$ 0.138
Dec. 31, 2003	Jan. 15, 2004	$ 0.23	$ 0.092	$ 0.138
		$ 2.71	$ 1.084	$ 1.626

For US holders of Advantage Units the distributions paid in 2003 were 56% non-taxable return of capital and 44% taxable. Unitholders should consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

PRODUCTION

Natural gas production for the year ended December 31, 2003 averaged 57.6 mmcf/d, an improvement of 21% over the 47.8 mmcf/d produced in 2002. The increase in gas production over 2002 was the result of a successful drilling program at Medicine Hat and Shouldice, Alberta and the acquisition of Best Pacific Resources on November 18, 2002. Advantage's drilling program at Medicine Hat and Shouldice added new production of approximately 13.0 mmcf/d in the later half of 2003, while the Best Pacific acquisition added approximately 5.8 mmcf/d. On December 2, 2003 Advantage acquired MarkWest Resources Canada Corp. This acquisition did not contribute significantly to 2003 average volumes but will add approximately 20 mmcf/d of new natural gas production to the Fund in the first quarter of 2004. Advantage exited 2003 producing approximately 79.2 mmcf/d of natural gas.

Oil and NGLs production in 2003 averaged 2,756 bbls/d compared with 2,828 bbls/d produced in 2002. Light oil and NGLs production in 2003 averaged 2,756 bbls/d, an increase of 22% over the 2,255 bbls/d produced in 2002. Increases in light oil and NGLs production in 2003 was the result of the acquisition of Best Pacific Resources in November of 2002. The 3% decline in total oil and NGLs production in 2003 was the result of the disposition of substantially all of the Fund's heavy oil production on September 1, 2002. The Fund's heavy oil production was exchanged for increased production and working interests in the Fund's Vermilion natural gas property. Heavy oil production in 2002 amounted to 573 bbls/d.

Daily Production

	2003	2002	% Change
Natural gas (mcf/d)	57,631	47,753	21 %
Light oil & NGLs (bbls/d)	2,756	2,255	22 %
Heavy oil (bbls/d)	-	573	- %
Total (boe/d)	12,361	10,787	15 %

COMMODITY PRICES & MARKETING

Natural Gas

Natural gas prices for the year ended December 31, 2003 averaged $6.30/mcf ($6.07/mcf including hedging), compared to $3.85/mcf ($3.71/mcf including hedging) in the year ended December 31, 2002. Advantage's natural gas hedging program resulted in losses of $4.8 million in 2003 or $0.23/mcf. All of the Fund's natural gas hedging losses were incurred in the first

quarter of 2003 and related to hedges entered into in the fall of 2002. Natural gas prices were considerably stronger in 2003 compared to 2002 but have softened from the near record highs attained in the first quarter of 2003. Prices have weakened since the first quarter due to higher than normal injections into natural gas storage caused by (i) below normal summer temperatures that cut cooling demand, reducing the need for natural gas as fuel for electricity generation to run air conditioning, (ii) switching away from natural gas to lower cost fuels and (iii) expectations for increased supply that has resulted from the active winter drilling season. Natural gas storage levels are now within the normal five year range entering into the shoulder season where strong demand for heating has declined and the summer cooling season has not yet begun. Advantage continues to believe that the pricing fundamentals for natural gas remains strong. Advantage will continue to mitigate the price risk associated with the fluctuations in natural gas prices by hedging a portion of its production. Advantage has hedged approximately 60% of it's anticipated natural gas production for 2004. The price the Fund receives on natural gas is primarily based on the AECO benchmark price with approximately 25% of production sold to aggregators and the remainder sold on the spot market. Advantage's current production is weighted approximately 83% towards natural gas.

Average Prices - Natural Gas ($/mcf)

	2003	2002	% Change
Advantage wellhead price	$ 6.30	$ 3.85	64%
Advantage hedged price	$ 6.07	$ 3.71	64%
AECO monthly index	$ 6.67	$ 4.26	57%

Crude Oil

Crude oil and NGLs prices averaged $38.58/bbl ($38.14/bbl including hedging) in 2003 compared with $34.46/bbl ($32.07/bbl including hedging) in 2002. Included in crude oil sales is $0.4 million of oil hedging losses or $0.44/bbl. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices were extremely volatile in 2003 and remain strong due to (i) record low storage levels in the US, (ii) supply management by the OPEC cartel, (iii) ongoing civil unrest in the middle east, Venezuela and Nigeria and (iv) increased world wide demand particularly in China. The price of WTI averaged $US31.06/bbl in 2003 compared to $US26.10/bbl in the period ending December 31, 2002.

Average Prices - Crude Oil

	2003	2002	% Change
Light oil & NGLs ($/bbl)	$ 38.58	$ 35.83	8%
Heavy oil ($/bbl)	-	$ 29.03	-
Oil & NGLs - including hedging ($/bbl)	$ 38.14	$ 32.07	19%
WTI (US$/bbl)	$ 31.06	$ 26.10	19%

HEDGING

During 2003 the Fund's hedging losses amounted to $5.2 million ($4.8 million on natural gas hedges and $0.4 million on crude oil hedges). All of the Funds hedging losses were the result of contracts entered into in the fall of 2002 prior to the increase in winter natural gas prices and due to hedging contracts acquired as part of the Best Pacific acquisition. Contracts entered into in early 2003 resulted in hedging gains of $2.4 million in 2003. On February 24, 2004 the Fund announced that it had entered the following natural gas hedge transactions for 2004 and 2005:

Natural Gas - April to December 2004

Volume	50.4 mmcf/d
Fixed price (average)	$6.12/mcf

Natural Gas - January to March 2005

Volume	10.5 mmcf/d
Fixed price (average)	$6.30/mcf

Advantage currently has no crude oil hedges in place.

ROYALTIES

Total royalties amounted to $28.5 million for the year ended December 31, 2003 or 16.6% of pre-hedged revenue compared with $17.3 million or 16.9% of pre-hedged revenue for the year ended December 31, 2002. Total royalties are significantly higher in 2003 as a result of higher revenues. Advantage's low royalty rate reflects the Fund's significant proportion of production that comes from low rate natural gas wells at properties such as Medicine Hat, Wainwright and Shouldice which attract lower royalty rates. The slight decline in the Fund's royalty rate in 2003 compared to 2002 reflects a higher proportion of Advantage's production coming from these lower rate properties. Advantage anticipates that its royalty rate in 2004 will increase to approximately 20% as a result of the acquisition of MarkWest Resources in December 2003. MarkWest properties attract higher royalty rates than Advantage properties.

Royalties

	2003	2002	% Change
Total royalties, net of ARC ($000)	$ 28,491	$ 17,344	64 %
per boe	$ 6.31	$ 4.41	43 %
As a percentage of pre-hedging revenue	16.6%	16.9%	-

OPERATING COSTS

Operating costs for the year ended December 31, 2003 amounted to $25.6 million or $5.68/boe compared with $18.5 million or $4.70/boe for the year ended December 31, 2002. The increase in operating cost amounts reflects the Best Pacific acquisition completed in late 2003. Per boe operating costs increased due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that has resulted from the high level of industry activity. The Fund expects per boe operating costs in 2004 to be similar to 2003.

Operating Costs

	2003	2002	% Change
Operating costs ($000)	$ 25,618	$ 18,486	39 %
per boe	$ 5.68	$ 4.70	21 %

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the year ended December 31, 2003 amounted to $3.2 million or $0.71/boe compared with $2.6 million or $0.67/boe for the year ended December 31, 2002. G&A expense was higher in 2003 due to increased staff levels that resulted from the growth of the Fund.

Management fees for the year ended December 31, 2003 amounted to $1.7 million compared to $0.9 million for the year ended December 31, 2002. On a boe basis, management fees were $0.37/boe compared to $0.24/boe in 2002. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Units outstanding during the year) to determine the performance fee. For the year ending December 31, 2003 the total return of the Fund was 57% (84% return in 2002) based on an opening unit price of $13.07 per unit ($8.02 per unit in 2002), a closing unit price of $17.83 per unit ($13.07 per unit in 2002) and cash distributions of $2.71 per unit for the year ($1.73 per unit in 2002). This 57% return for Unitholders resulted in a performance fee of $19.6 million ($16.5 million in 2002) based on a total annual return to Unitholders of $227.9 million ($179.4 million in 2002). On January 21, 2003 the Fund issued 1,099,104 Advantage Trust Units to Advantage Investment Management Ltd. and the employees of the Fund to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

General and Administrative Expenses

	2003	2002	% Change
General and administrative expense ($000)	$ 3,216	$ 2,624	23%
per boe	$ 0.71	$ 0.67	6%
Management fees ($000)	$ 1,679	$ 930	81%
per boe	$ 0.37	$ 0.24	54%
Employees at December 31	49	31	58%

INTEREST

Interest expense on bank debt for the year ended December 31, 2003 amounted to $6.4 million compared with $4.3 million for the year ended December 31, 2002. Higher interest expense in 2003 was the result of a higher average debt balance during the year partially offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee. The average rate of interest on Advantage's bank debt at December 31, 2003 was approximately 4.3%.

NETBACKS

Netbacks ($/boe)

	2003		2002	
	($000s)	($/boe)	($000s)	($/boe)
Revenue	$ 171,277	$ 37.96	$ 102,717	$ 26.09
Hedging	(5,202)	(1.15)	(4,880)	(1.24)
Royalties	(28,491)	(6.31)	(17,344)	(4.41)
Operating costs	(25,618)	(5.68)	(18,486)	(4.70)
Operating	$ 111,966	$ 24.82	$ 62,007	$ 15.74
General and administrative	(3,216)	(0.71)	(2,624)	(0.67)
Management fees	(1,679)	(0.37)	(930)	(0.24)
Interest expense	(6,378)	(1.41)	(4,272)	(1.09)
Taxes	(1,253)	(0.28)	(529)	(0.13)
Cash flow from operations	$ 99,440	$ 22.05	$ 53,652	$ 13.61
Interest on convertible debentures	(4,705)	(1.04)	(1,115)	(0.28)
Cash available for distribution	$ 94,735	$ 21.01	$ 52,537	$ 13.33

DEPLETION, DEPRECIATION AND SITE RESTORATION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and site restoration provision for 2003 increased to $53.8 million from $41.1 million in 2002. The increased provision in 2003 is the result of higher production volumes in 2002 and a higher per boe rate. The depletion, depreciation and amortization rate (DD&A) for the year ended December 31, 2003 was $11.86/boe compared with $10.43/boe in 2002. DD&A includes a provision for future site restoration and abandonments of $0.29/boe ($0.24/boe in 2002).

TAXES

Current taxes paid or payable for the period ending December 31, 2003 primarily represent capital tax and amounted to $1.3 million, compared to $0.5 million expensed in 2002. Capital taxes are based on debt and equity levels at the end of the year and are higher in 2003 due to Advantage's growth during the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2003 the Fund recognized an income tax recovery of $18.1 million compared to a $16.0 million recovery in 2002. In the Fund's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax

liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2003 the operating company had a future income tax liability balance of $77.4 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the MarkWest acquisition, Advantage recorded a future tax liability of $18.5 million.

CAPITAL EXPENDITURES

Capital expenditures including acquisitions for the year ended December 31, 2003 totalled $169.0 million net of property dispositions of $6.1 million compared to $167.8 million net of property dispositions of $0.8 million in 2002. Expenditures on property and equipment in 2003 amounted to $76.2 million. The majority of the capital expenditures were incurred on natural gas development drilling, completions and tie-ins at Medicine Hat, Shouldice, Wainwright and Vermilion.

Capital Expenditures ($ thousands)

	2003	2002
Land and seismic	$ 7,502	$ 1,359
Drilling, completions and workovers	47,123	30,719
Well equipping and facilities	21,094	10,456
Other	493	118
	$ 76,212	$ 42,652
Acquisition of Best Pacific Resources Ltd.	-	53,448
Acquisition of Gascan Resources Ltd.	-	63,799
Acquisition of MarkWest Canada Resources Corp.	97,025	-
Property acquisitions	1,848	8,698
Property dispositions	(6,112)	(800)
Total capital expenditures	$ 168,973	$ 167,797

ACQUISITIONS

MarkWest Resources Canada Corp.

On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. for cash consideration of $97.0 million. The acquisition was financed through the issuance of 5.1 million Advantage Trust Units at a price of $15.75 per Unit and the issuance of $60 million of 8.25% unsecured subordinated convertible debentures. The debentures are convertible into Advantage Trust units at a conversion price of $16.50 per Trust Unit.

The Fund recorded goodwill on the acquisition of $27.8 million as the result of purchasing tax pool deficient oil and gas reserves. The goodwill value was determined based on the excess of total consideration plus the future income tax liability recorded upon acquisition less the deemed fair value for accounting purposes of the MarkWest assets. The fair value for accounting purposes of the MarkWest assets of $105.6 million was determined based on a 10% discounted value of established reserves as per an independent reserve evaluation. Result of operations of MarkWest have been included in the Fund's consolidated financial statements effective December 2, 2003, the closing date of the transaction.

LIQUIDITY AND CAPITAL RESOURCES

On July 8, 2003 Advantage issued $30 million principle amount of 9% unsecured subordinated convertible debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per Unit plus accrued and unpaid interest. Proceeds of the debenture offering were used to fund drilling and exploitation activities in the Trust's core areas. On December 2, 2003 the Fund issued 5.1 million Trust Units at a price of $15.75 per Trust Unit generating net proceeds of $76.1 million. Also on December 2, 2003 the Fund issued $60 million principle amount of 8.25% unsecured subordinated convertible debentures. The debentures mature on February 1, 2009, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $16.50 per Unit plus accrued and unpaid interest. A portion of the proceeds of the December 2, 2003 offering were used to fund the acquisition of MarkWest Resources Canada Corp. with the balance of net proceeds used to reduce outstanding bank debt and to fund drilling and exploitation capital expenditures in the Fund's core areas. As at December 31, 2003 the Fund had 36.7 million Trust Units

outstanding. On January 27, 2004 Advantage issued 1,099,104 Units to the Fund's Manager and Advantage employees to satisfy the obligation related to the 2003 performance incentive fee.

At December 31, 2003 Advantage had bank debt outstanding of $103.0 million. Advantage has an agreement with a syndicate of three Canadian chartered banks that provides for a $180 million facility consisting of $170 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2004. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. At December 31, 2003 Advantage also had a working capital deficiency of $24.9 million. The following table outlines Advantage's sources and uses of funds during 2003:

Sources and Uses of Funds ($ thousands)

Sources of funds	
Cash flow from operations	$ 99,440
Units issued, net of costs	76,436
Debentures issued, net of costs	85,982
Decrease in working capital	2,119
Property dispositions, net of acquisitions	4,264
	$ 268,241
Uses of funds	
Capital expenditures	$ 76,212
Acquisition of MarkWest Resources	97,025
Distributions paid to Unitholders	79,815
Interest paid to debenture holders	3,935
Decrease in bank debt	11,254
	$ 268,241

ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the periods indicated.

	For the year ended Dec. 31, 2003	For the year ended Dec. 31, 2002	For the period from May 24 to Dec. 31, 2001[1]
Total revenue (before royalties) ($000)	166,075	97,837	38,595
Cash flow from operations ($000)	99,440	53,652	20,342
Per unit - basic	3.26	1.99	1.31
Per unit - diluted	2.92	1.93	1.31
Net income ($000)	44,164	12,095	9,567
Per unit - basic and diluted	1.29	0.41	0.62
Total assets ($000)	574,752	411,849	234,324
Cash distributions per unit	2.71	1.73	1.45

(1) The Reorganization of Advantage Oil and Gas Ltd. (formerly Search Energy Corp.) into an income trust structure occurred effective May 24, 2001. The data presented for the period ended December 31, 2001 represents data from Advantage's first financial year of May 24, 2001 to December 31, 2001.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information of Advantage for the periods indicated.

	Total Revenues (before royalties)	Net Income (loss)	Net Income (loss) per Unit basic	Net Income per Unit diluted	Cash flow from operations	Cash flow from operations per Unit basic	Cash flow from operations per Unit diluted
	($000)	($000)			($000)		
2003							
1st quarter	42,079	15,630	0.50	0.48	25,141	0.89	0.78
2nd quarter	39,654	20,805	0.67	0.64	24,210	0.82	0.75
3rd quarter	40,863	9,609	0.28	0.28	24,567	0.79	0.76
4th quarter	43,479	(1,880)	(0.10)	(0.10)	25,522	0.77	0.65
2002							
1st quarter	18,625	3,223	0.12	0.12	9,889	0.36	0.36
2nd quarter	22,474	705	0.03	0.03	11,691	0.43	0.43
3rd quarter	21,449	5,357	0.20	0.20	10,600	0.39	0.39
4th quarter	35,289	2,810	0.10	0.10	21,472	0.79	0.79

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up to date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Advantage and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

Operations

Advantage's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Fund and others. Advantage has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Fund has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from non-operated properties, and, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Advantage to certain properties. A reduction of cash flow could result in such circumstances. Advantage mitigates this risk by operating a high percentage of its properties.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Advantage may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas. Advantage mitigates this risk by maintaining a hedging program.

Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Advantage mitigates this risk by maintaining a portfolio of assets that are geographically diversified.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Advantage has credit facilities in the amount of $180,000,000. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Unitholders. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Advantage or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of Advantage. If Advantage becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the properties of the Fund.

Reserves

Although Sproule Associates Limited and the Trust have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Advantage which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Advantage have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of Advantage or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Advantage. There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of cash flow in respect of the oil and gas properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Advantage will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Advantage's initial production levels and reserves will decline.

Advantage's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Advantage's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Advantage's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Advantage is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced.

There can be no assurance that Advantage will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Changes in Legislation

New legislation has been proposed that restricts levels of non-resident ownership for the Trust to be able to maintain its status under the Tax Act as a "mutual fund trust". If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

Regulatory Matters

The Corporation's operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by Advantage Oil & Gas ("AOG") to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of seven members, five of whom are unrelated to the Fund. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are independent. The Human Resources, Compensation and Corporate Governance Committee has two members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Trust's financial results and financial condition. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impact oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion, the provision for site reclamation and abandonment and in the application of the ceiling test, whereby the value of the oil and natural gas assets are subjected to an impairment test. The reserve estimates are also used to assess the borrowing base for the Trust's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income or the borrowing base of the Trust.

FINANCIAL REPORTING AND REGULATORY UPDATE

During 2003 there were a number of changes to financial reporting and regulatory requirements. The changes that will impact Advantage are noted below.

Full Cost Accounting Guideline

In September 2003 the CICA issued Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" which is effective for fiscal years beginning on or after January 1, 2004. The new Guideline limits the carrying value of oil and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved plus probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test that uses undiscounted cash flows and constant prices and costs less general and administrative and financing costs. There is no write-down of the Fund's oil and gas assets under either method at December 31, 2003.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage will adopt the new standard in the first quarter of 2004. The accrued site restoration liability on the balance sheet at December 31, 2003 has been calculated on a unit of production basis and will be reversed in the first quarter of 2004. Property and equipment will be increased and a liability set up for the amount calculated under the new standard. The comparative numbers for 2003 will be restated to reflect the new standard.

Hedging Relationships

Effective for the Fund's 2004 fiscal year, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationship be identified, designated, documented and measured in order for the Fund to apply hedge accounting. All of the hedges Advantage enters into are effective economic hedges and Advantage has elected to use the fair value method of accounting for all derivative transactions as the Fund believes this method provides better information to readers of the Fund's financial statements. Effective the first quarter of 2004 Advantage will record the fair value of the derivative financial instruments at each balance sheet date. The change in fair value from period to period will be recorded in the income statement on a separate line as unrealized gains/losses.

Stock Based Compensation

In September 2003 the CICA issued an amendment to section 3870 "Stock Based compensation and other stock based payments". The amended section is effective for years beginning on or after January 1, 2004 and requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this standard in 2003.

Continuous Disclosure Obligations

Commencing in the first quarter of 2004 Advantage will be subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument requires shorter reporting periods for filing annual and interim financial statements, MD&A and Annual Information Form (AIF). The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF.

OUTLOOK

Advantage's objective is to become the leading choice among investors in the oil and gas trust sector. This will be accomplished through the acquisition, development and management of long life, low cost reserves with an emphasis on natural gas and light oil. Significant strides have been made since the inception of the Fund in May 2001 in accomplishing this objective. The acquisition of Due West, Gascan, Best Pacific and MarkWest combined with development drilling has increased established reserves by 46.7 mmboe at a cost of $8.83 per boe. Since inception of the Fund on May 24, 2001 daily production has grown by 154% from 6,300 boe/d to the 2003 exit rate of approximately 16,000 boe/d.

In 2004, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long-term cash flow. Production will also be added through low risk exploitation and development drilling. To ensure stability of cash distributions and return to Unitholders, the Fund will maintain a hedging plan to guard against the downward volatility of commodity prices.

There are a number of trends that have been developing in the oil and gas royalty trust sector that appear to be shaping the near future of the business and will have an impact on Advantage's cash available for distribution including:

- Strong crude oil and natural gas prices which will have a positive impact for Unitholders.
- Low interest rates which has increased the demand for yield-based investments.
- An active, but extremely competitive market for the acquisition of oil and gas properties.
- A structural advantage for income trusts and a lower cost of capital when competing with E & P companies for these acquisitions.

With the continued strength of natural gas prices and the anticipated increases in natural gas production from the 2004 drilling program, Advantage is well positioned for strong growth in 2004. The level of cash flow available to Unitholders will be affected

by oil and natural gas prices, the $Cdn/US exchange rate and the Fund's ability to continue to add production and reserves in a cost effective manner. The following table indicates the Fund's cash flow sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2004 based on production of 79,200 mcf/d of natural gas and 2,800 bbls/d of crude oil and NGLs and before hedging. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

Sensitivities

	Annual Cash flow ($000)	Annual Cash flow per Unit ($/Unit)
Natural gas		
AECO price change of $0.25/mcf	$ 5,600	$ 0.15
Production change of 1,000 mcf/d	$ 1,200	$ 0.03
Crude oil		
WTI price change of US$1.00/bbl	$ 1,100	$ 0.03
Production change of 200 bbl/d	$ 1,800	$ 0.04
Cdn$0.01 change in the Cdn$/US$ exchange rate	$ 2,000	$ 0.05
1% change in interest rate	$ 1,300	$ 0.03

Non-GAAP Measures

Cash flow from operations and per Unit cash flow from operations and cash available for distribution and per Unit cash available for distribution are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow from operations and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31, 2003	December 31, 2002
Assets		
Current assets		
Accounts receivable	$ 34,181	$ 24,057
Fixed assets (note 4)		
Property and equipment	666,202	488,681
Accumulated depletion and depreciation	(153,404)	(100,889)
	512,798	387,792
Goodwill	27,773	-
	$ 574,752	$ 411,849
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 53,287	$ 26,236
Cash distributions payable to Unitholders	8,445	4,878
Bank indebtedness (note 5)	102,968	114,222
	164,700	145,336
Capital lease obligation (note 6)	2,043	-
Provision for future site restoration	8,451	5,396
Future income taxes (note 8)	77,418	77,064
	252,612	227,796
Unitholders' equity		
Unitholders' capital (note 7 and 10)	302,496	161,452
Convertible debentures (note 7)	99,984	55,000
Accumulated income	72,022	36,581
Accumulated cash distributions	(152,362)	(68,980)
	322,140	184,053
	$ 574,752	$ 411,849

Commitments (note 11)

see accompanying Notes to Consolidated Financial Statements

On behalf of the Board of Directors:

Rodger A. Tourigny
Director

Kelly I. Drader
Director

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME
(thousands of dollars)

	For the year ended December 31, 2003	For the year ended December 31, 2002
Revenue		
Petroleum and natural gas sales	$ 166,075	$ 97,837
Royalties, net of Alberta Royalty Credit	(28,491)	(17,344)
	137,584	80,493
Expenses		
Operating	25,618	18,486
General and administrative	3,216	2,624
Management fee (note 1)	1,679	930
Non-cash performance incentive (note 10)	19,592	16,475
Interest	6,378	4,272
Depletion, depreciation and site restoration	53,822	41,074
	110,305	83,861
Income (loss) before taxes	27,279	(3,368)
Future income tax recovery (note 8)	(18,138)	(15,992)
Income and capital taxes (note 8)	1,253	529
	(16,885)	(15,463)
Net income	44,164	12,095
Accumulated income, beginning of year	36,581	28,044
Costs on issuance of convertible debentures	(4,018)	(2,443)
Interest on convertible debentures	(4,705)	(1,115)
Accumulated income, end of year	$ 72,022	$ 36,581
Net income per Trust Unit (note 7)		
Basic and diluted	$ 1.29	$ 0.41

CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of dollars)

	For the year ended December 31, 2003	For the year ended December 31, 2002
Operating Activities		
Net income	$ 44,164	$ 12,095
Add (deduct) items not requiring cash:		
Non-cash performance incentive	19,592	16,475
Future income taxes	(18,138)	(15,992)
Depletion, depreciation and site restoration	53,822	41,074
Funds from operations	99,440	53,652
Changes in non-cash working capital	(975)	(788)
Cash provided by operating activities	98,465	52,864
Financing Activities		
Units issued, net of costs	76,436	18,430
Convertible debentures issued, net of costs	85,982	52,557
Interest on convertible debentures	(3,935)	-
Increase (decrease) in bank debt	(11,254)	91,055
Cash distributions to Unitholders	(79,815)	(45,693)
Cash provided by financing activities	67,414	116,349
Investing Activities		
Expenditures on property and equipment	(76,212)	(42,652)
Property acquisitions	(1,848)	(8,698)
Property dispositions	6,112	800
Acquisition of MarkWest Resources Canada Corp. (note 3i)	(97,025)	-
Acquisition of Best Pacific Resources Inc. (note 3ii)	-	(53,448)
Acquisition of Gascan Resources Inc. (note 3iii)	-	(63,799)
Changes in non-cash working capital	3,094	(527)
Cash used in investing activities	(165,879)	(168,324)
Net increase in cash	-	889
Cash (bank indebtedness), beginning of year	-	(889)
Cash, end of year	$ -	$ -
Supplementary cash flow information		
Interest paid	$ 6,414	$ 4,560
Income and capital taxes paid	$ 858	$ 1,104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

All tabular amounts in thousands except for per share amounts

1. STRUCTURE OF THE TRUST

Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Advantage Oil & Gas Ltd. ("AOG") (formerly Search Energy Corp.) into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between AOG and Computershare Investor Services Inc. (formerly the Montreal Trust Company) as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes").

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the AOG Notes and royalty income earned from the AOG Royalty. The AOG Royalty and the AOG Notes result in the effective transfer of the economic interest in the properties of AOG to the Trust. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties.

The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and an incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include an incentive fee equal to 10% of the amount by which the total return to investors exceeds 8% (see note 10).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

AOG is an oil and natural gas exploitation and development company operating in Western Canada that is a wholly-owned subsidiary of the Trust. These financial statements include the accounts of the Trust and AOG on a consolidated basis. All intercompany balances and transactions have been eliminated.

Property and equipment

(a) Petroleum and natural gas properties and related equipment

The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit of production method based on estimated proved petroleum and natural gas reserves,

before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit of measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves.

The net carrying value of the Trust's petroleum and natural gas properties and production equipment is limited to an ultimate recoverable amount. This amount is the aggregate of estimated future net revenues from proved reserves and the costs of unproved properties, net of impairment allowances, less future estimated production costs, general and administrative costs, financing costs, site restoration and abandonment costs, and income taxes. Future net revenues are estimated using prices and costs without escalation or discounting, and the income tax and Alberta Royalty Credit legislation in effect at the year-end.

(b) Furniture and equipment

The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

Future site restoration

The estimated cost of future site restoration and abandonment is based on the current cost and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. The annual charge, provided for on a unit of production basis, is accounted for as part of depletion, depreciation and site restoration expense. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Joint operations

The accounts of the Trust reflect its proportionate interest in exploration and production activities conducted jointly with others.

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions.

Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

The Corporation follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

Financial instruments

From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts all of which constitute effective hedges, are recognized in oil and gas revenues at the time that each transaction under a contract is settled (see note 9).

Goodwill

Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized. Goodwill impairment is assessed annually at December 31, or as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its

carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

Unit-based compensation

The Trust has a unit-based compensation plan (the "Plan") for external directors of the Trust, which is described in Note 7. The exercise price of the rights granted under the Plan may be reduced in future periods in accordance with the terms of the Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to Unitholders to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the Plan using a traditional option pricing model and compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statement for unexercised rights. Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increased or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying Trust unit price. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the financial statements. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

Per unit amounts

Net income per unit is calculated using the weighted average number of Units outstanding during the year. Diluted net income per unit is calculated using the treasury stock method to determine the dilutive effect of unit-based compensation.

Revenue recognition

Petroleum and natural gas revenues are recognized when the title and risks pass to the purchaser.

3. ACQUISITIONS

(i) MarkWest Resources Canada Corp.

On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("MarkWest") for cash consideration of $97.0 million. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:	
Property and equipment	$ 105,573
Goodwill	27,773
Net working capital	(14,027)
Capital lease obligation	(2,054)
Future income taxes	(18,492)
Future site restoration	(1,748)
	$ 97,025

Consideration:	
Cash	$ 96,769
Acquisition costs incurred	256
	$ 97,025

(ii) Best Pacific Resources Ltd.

On November 18, 2002 Advantage acquired all of the issued and outstanding shares of Best Pacific Resources Ltd. ("Best Pacific"), an oil and natural gas company, for cash consideration of $53.4 million. The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property and equipment	$ 46,852	Cash	$ 51,849
Future income taxes	7,737	Acquisition costs incurred	1,599
Net working capital	212		$ 53,448
Future site restoration	(1,353)		
	$ 53,448		

(iii) Gascan Resources Ltd.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.7 million. Results from operations are included in the Fund's consolidated financial statements from the date of acquisition. The acquisition has been accounted for as a purchase as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property and equipment	$ 108,592	Cash	$ 69,000
Future income taxes	(37,893)	Acquisition costs incurred	1,699
	$ 70,699		$ 70,699

4. FIXED ASSETS

During the year ended December 31, 2003, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $1,804,000 (2002 - $1,319,000).

Costs of $22,300,000 (2002 - $18,010,000) for unproven properties have been excluded from the calculation of depletion expense, and future development costs of $43,152,000 (2002 - $10,030,000) have been included in costs subject to depletion.

As at December 31, 2003, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves was $21,099,000 (2002 - $16,350,000). Included in depletion and depreciation expense is $1,307,000 (2002 - $947,000) of site restoration expense for the year ended December 31, 2003.

5. BANK INDEBTEDNESS

Advantage has an agreement with a Canadian chartered bank which provides for a $170 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2004. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

At December 31, 2003, the effective interest rate on the outstanding amounts under the facility was approximately 4.3%.

6. CAPITAL LEASE OBLIGATIONS

The Trust has capital leases on compressors. Future minimum lease payments at December 31, 2003 consist of the following:

2004	$ 443
2005	443
2006	443
2007	1,364
	$ 2,693
Less amounts representing interest @ 5.5%	(329)
	2,364
Current portion	(321)
	$ 2,043

7. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2001	24,598,782	$ 128,616
Issued for cash, net of costs	2,500,000	18,430
Non-cash performance incentive	1,102,163	14,406
Balance at December 31, 2002	28,200,945	161,452
Issued for cash, net of costs	5,100,000	76,136
Units issued on exercise of options	35,000	300
Issued on conversion of debentures	3,381,261	45,016
Balance at December 31, 2003	36,717,206	$ 282,904
Non-cash performance incentive	1,099,104	19,592
	37,816,310	$ 302,496

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit. Total net proceeds were $18.4 million (net of issue costs of $1.3 million).

On January 27, 2003 Advantage issued 1,102,163 Trust Units to satisfy the obligation related to the performance incentive (see note 10).

On December 2, 2003 Advantage issued 5,100,000 Trust Units at $15.75 per Trust Unit. Total net proceeds were $76.1 million (net of issue costs of $4.2 million).

On January 27, 2004 the Trust issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 performance incentive fee (see note 10).

(ii) Convertible Debentures

	10% debentures	9% debentures	8.25% debentures	Total debentures
Balance at December 31, 2002	55,000	-	-	55,000
Issued	-	30,000	60,000	90,000
Converted to Trust Units	(44,786)	-	(230)	(45,016)
Balance at December 31, 2003	10,214	30,000	59,770	99,984

On October 18, 2002 Advantage issued $55 million principal amount of 10% convertible unsecured subordinated debentures. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. Issue costs associated with the convertible debenture approximated $2.4 million.

On July 8, 2003 Advantage issued $30 million principal amount of 9% convertible unsecured subordinated debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debentures approximated $1.5 million and have been charged to accumulated income.

On December 2, 2003 Advantage issued $60 million principal amount of 8.25% convertible unsecured subordinated debentures. The debentures mature on February 1, 2009, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $16.50 per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debentures approximated $2.5 million and have been charged to accumulated income.

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the year ended December 31, 2003 $45,016,000 debentures were converted resulting in the issuance of 3,381,261 Advantage Units.

(iii) Trust Units Rights Incentive Plan

Effective June 25, 2002 a Trust Units Rights Incentive Plan for external Directors of the Fund was established and approved by the Unitholders of Advantage. A total of 250,000 Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders. No compensation expense is recognized for the rights plan when the rights are issued. Any consideration received on exercise of the Unit right is credited to share capital.

	Number	Price
Balance at December 31, 2002	175,000	$ 10.58
Exercised	(35,000)	
Reduction of exercise price	-	(2.71)
Balance at December 31, 2003	140,000	$ 7.87

The Trust has elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted, compensations expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. As there were no Trust Unit Rights issued in 2003, there was no impact on net income.

Had the Trust adopted this standard for rights granted since January 1, 2002 pro forma net income would have decreased by $1.0 million (2002 - $0.4 million).

Pro Forma Results	2003	2002
Net income as reported	$ 44,164	$ 12,095
Less: compensation expense for rights issued in 2002	1,000	410
Pro forma net income	$ 43,164	$ 11,685
Net income per Trust Unit – basic and diluted		
As reported	$ 1.29	$ 0.41
Pro forma	$ 1.26	$ 0.39

(iv) Per Unit Amounts

The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the year ended December 31, 2003 of 30,536,236 and 34,040,645 respectively and basic and diluted Trust Units outstanding of 26,900,152 and 27,829,645 respectively for the year ending December 31, 2002.

8. INCOME TAXES

The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense (COGPE) and unit issue costs.

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	For the year ended Dec. 31, 2003	For the year ended Dec. 31, 2002
Income (loss) before taxes	$ 27,279	$ (3,368)
Expected income tax expense (recovery) at statutory rates	11,131	(1,424)
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	7,029	6,044
Resource allowance	(8,798)	(6,458)
Amounts included in trust income and other	(27,500)	(14,154)
Future income tax recovery	(18,138)	(15,992)
Income and capital taxes	1,253	529
	$ (16,885)	$ (15,463)

The components of the future income tax liability at December 31 are as follows:

	2003	2002
Property and equipment in excess of tax basis	$ 88,236	$ 80,402
Future site restoration deductions	(2,872)	(1,711)
Non-capital tax loss carry forward	(8,327)	(1,877)
Other	381	250
Future income tax liability	$ 77,418	$ 77,064

The Fund has non-capital tax loss carry forward of approximately $21.0 million of which $0.3 million expires in 2006, $12.5 million in 2009 and $8.2 million in 2010.

9. FINANCIAL INSTRUMENTS

Financial instruments of the Fund consist of current assets, current liabilities and bank indebtedness. As at December 31, 2003, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated

fair values of the financial instruments due to the short terms to maturity and the floating interest rate on the bank debt. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks. The Trust is also exposed to interest rate risks to the extent that bank debt is at a floating rate of interest

The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

As at December 31, 2003 the Fund had no outstanding hedge contracts.

10. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return was calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2003 opening and closing Unit prices were $13.07 and $17.83 respectively (2002 opening and closing Unit prices of $8.02 and $13.07 respectively). Cash distribution for the year amounted to $2.71 per Trust Unit (2002 distribution of $1.73). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. On January 21, 2004 the Fund issued 1,099,104 Advantage Trust Units to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

11. COMMITMENTS

Advantage has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income are as follows:

2004	$ 804
2005	737
2006	737
2007	704
2008	283
	$ 3,265

On February 24, 2004 the Fund announced that it had entered the following natural gas hedge transactions for 2004 and 2005:

Natural Gas - April to December 2004

Volume	50.4 mmcf/d
Fixed price (average)	$6.12/mcf

Natural Gas - January to March 2005

Volume	10.5 mmcf/d
Fixed price (average)	$6.30/mcf

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact: Mr. Gary F. Bourgeois, VP Corporate Development
Ph: (416) 945-6636
Toll free: 1-866-393-0393
ADVANTAGE ENERGY INCOME FUND
3100, 150 – 6th Avenue SW
Calgary, Alberta
T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

April 19, 2004

Advantage Announces Monthly Distribution of $0.23 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of April 2004 will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 14.1% based on the April 16, 2004 closing price of $19.55 per Unit.

The distribution will be payable on May 17, 2004 to Unitholders of record at the close of business on April 30, 2004. The ex-distribution date is April 28, 2004. The cash distribution is based on 38.3 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

(TSX: AVN.UN)

April 27, 2004

Web Cast Alert

Advantage Energy Income Fund is pleased to be participating in the Informed Investors Canadian Energy Trusts Virtual Forum on Wednesday, April 28, 2004. The keynote speaker is Bill Powers, Editor of Canadian Energy Viewpoint at 9:00 a.m. EDT. Gary Bourgeois, VP Corporate Development, will be presenting on behalf of Advantage at 11:30 a.m. EDT.

Log on to the website at http://www.informedinvestors.com/IIF_Forum.asp?ForumID=87679 to listen to the presentation.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

May 13, 2004

Advantage Announces 1st Quarter Results, Conference Call & Webcast on May 14, 2004

Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or "the Fund") is pleased to announce its unaudited operating and financial results for the first quarter ended March 31, 2004.

A conference call will be held on Friday, May 14, 2004 at 9:00 a.m. MDT (11:00 a.m. EDT). The conference call can be accessed toll-free at 1-877-407-9205.

A replay of the call will be available from approximately 5:00 p.m. on Monday, May 17, 2004 until approximately midnight, May 25, 2004 and can be accessed by dialing toll free 1-877-660-6853. The account number is 1628, conference ID number 104995 (both are required for playback).

A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(thousands of dollars except per Unit amounts)	For the three months ended March 31, 2004	For the three months ended March 31, 2003
Financial		
Revenue before royalties	$ 53,836	$ 42,079
per Unit [1]	$ 1.42	$ 1.49
per boe	$ 38.29	$ 38.87
Cash flow from operations	$ 32,000	$ 25,141
per Unit [1]	$ 0.84	$ 0.89
per boe	$ 22.76	$ 23.22
Cash available for distribution [3]	$ 29,900	$ 23,809
per Unit [2]	$ 0.79	$ 0.84
per boe	$ 21.27	$ 21.99
Net income	$ 6,972	$ 15,578
per Unit	$ 0.13	$ 0.50
Cash distributions	$ 26,267	$ 18,228
per Unit [2]	$ 0.69	$ 0.64
Working capital (deficit)	$ 20,166	$ 9,064
Bank debt	$ 136,155	$ 120,397
Convertible debentures	$ 95,218	$ 47,312
Operating		
Production		
Natural gas (mcf/d)	75,649	54,497
Light oil and NGLs (bbls/d)	2,841	2,946
Total boe/d @ 6:1	15,449	12,029
Average prices (including hedging)		
Natural gas ($/mcf)	$ 6.28	$ 6.18
Light oil & NGLs ($/bbl)	$ 40.93	$ 44.34
Supplemental		
Trust Units outstanding at end of period	38,167	28,779
Trust Units issuable for Convertible Debentures	5,840	3,557
Trust Units outstanding and issuable for Convertible Debentures at end of period	44,007	32,336
Weighted average Units outstanding during the period	37,981	28,322

(1) based on weighted average number of Trust Units outstanding

(2) based on number of Trust Units outstanding at each cash distribution date

(3) cash flow from operations less interest on convertible debentures

Cash Distributions to Unitholders

- The Fund declared three distributions during the quarter totalling $0.69 per Unit. The distributions amounted to $0.23 per Unit, payable on February 17, March 15 and April 15 to Unitholders of record on January 30, February 27 and March 31 respectively.
- Cash available for distribution for the first quarter was $29.9 million or $0.79 per Unit compared to the amount reported in Q1 2003 of $0.84 per Unit and represents a payout ratio of 88% of total cash available for distribution.

Oil & Natural Gas Production

- Production volumes increased by 28% to 15,449 boe/d in the first quarter of 2004 from 12,029 boe/d in the first quarter of 2003.

Natural Gas

- Natural gas production for the first quarter of 2004 was 75.6 mmcf/d, a 39% increase over the 54.5 mmcf/d reported in the first quarter of 2003.
- The acquisition of MarkWest Resources, which closed December 2, 2003, added approximately 20 mmcf/d of new natural gas production in the first quarter of 2004.
- During the first quarter of 2004 Advantage drilled 34.4 net (38 gross) wells resulting in 30.5 net (32 gross) natural gas wells, 1 net (1 gross) dry hole and 2.9 net (5 gross) untested wells.

Crude Oil & NGLs

- Crude oil and natural gas liquids production averaged 2,841 bbls/d compared to 2,946 bbls/d in the first quarter of 2003 representing a decline of 4%. First quarter 2003 oil production included 240 bbls/d related to a minor property disposition that occurred in the fourth quarter of 2003.
- The acquisition of MarkWest Resources partially offset this decline adding 461 bbls/d of oil and NGL production in Q1 2004.
- During the first quarter the Fund drilled 3.7 net (6 gross) successful oil wells.

Development Activity

Medicine Hat

- A total of 57 net (57 gross) natural gas wells have been drilled during Q4 2003 and Q1 2004 (30 wells and 27 wells, respectively) with a 100% success rate. Total costs incurred on these wells was $8.0 million ($2.0 million in Q4 2003 and $6.0 million in Q1 2004).
- An additional 9 net (9 gross) wells will be drilled in the second quarter.
- Pipelines and compression facilities were installed during the first quarter in order to process additional production from the new wells at a cost of $3.7 million.
- As the result of an early spring break-up, completion and tie-in of these wells has been delayed and it is expected that these wells will all be on-stream by the end of the second quarter of 2004.

Bantry

- During the first quarter the Fund drilled 3.9 net (7 gross) wells at Bantry bringing the total number of wells drilled to 14.5 net (25 gross) since the property was acquired in December 2003.
- A total of 11.3 net (19 gross) wells have been tested resulting in 8.8 net (15 gross) natural gas wells. The remaining wells will be tested when spring break-up is completed.
- It is anticipated that the successful wells will be tied-in and on production by the end of the second quarter.
- In addition the Fund expended approximately $4.5 million on pipelines and compression in the first quarter to expand the productive capacity of the field.
- 25 additional well locations have been identified for drilling over the balance of 2004.

OTHER AREAS

- At Shouldice, Alberta the Fund commenced a 38 well drilling program late in the first quarter. New production from this program will be added in the third quarter. In addition, the Fund expended $1.5 million to enhance the productive capacity of the field for this program.
- At Nevis, Alberta the Fund drilled three successful 100% working interest horizontal oil wells which came on-stream late March and early April.
- At Princess, Alberta a 50% working interest natural gas well was drilled and is expected to be on production late in the second quarter.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended March 31, 2004 and should be read in conjunction with the financial statements contained within this press release and the audited financial statements and MD&A for the year ended December 31, 2003.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions per Unit for the three months ended March 31, 2004 were $0.69 per Unit, or $26.3 million, an increase of 8% over the $0.64 per Unit paid in the first quarter of 2003. The first quarter 2004 distributions were comprised of $0.23 per month for each of January, February and March. The amount distributed for the quarter represents 88% of total cash available for distribution. Cash available for distribution is defined as cash flow from operations less interest on convertible debentures. The remaining cash withheld of $3.6 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $178.7 million or $6.58 per Unit.

Cash distributions to Unitholders were paid as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
Jan. 31, 2004	Jan. 30, 2004	Feb. 17, 2004	$ 8,734	$ 0.23
Feb. 29, 2004	Feb. 27, 2004	March 15, 2004	$ 8,755	0.23
Mar. 31, 2004	Mar. 31, 2004	Apr. 15, 2004	$ 8,778	0.23
			$ 26,267	$ 0.69

PRODUCTION

During the three months ended March 31, 2004 Advantage's natural gas production increased by 39% to 75.6 mmcf/d compared to 54.5 mmcf/d for the quarter ended March 31, 2003 and by 10.3 mmcf/d or 16% over the fourth quarter of 2003. The increase in natural gas production is primarily due to the acquisition of MarkWest Resources on December 2, 2003. MarkWest added approximately 20 mmcf/d of new natural gas production to Advantage. Additional natural gas production related to the Fund's active first quarter drilling program are expected to come on-stream late in the second quarter.

Crude oil and natural gas liquids production averaged 2,841 bbls/d in the first quarter of 2004 compared to 2,946 bbls/d for the quarter ending March 31, 2003. The 4% decline in production from the first quarter of 2003 is due to a minor property disposition of approximately 240 bbls/d and natural declines partially offset by the acquisition of MarkWest Resources on December 2, 2003.

PRICES

During the three months ended March 31, 2004 Advantage's natural gas price averaged $6.28 per mcf ($6.28 per mcf including hedging) compared to $7.65 per mcf ($6.18 per mcf including hedging) in the first quarter of 2003. Advantage did not have natural gas hedges in place during the first quarter of 2004. For the three months ended March 31, 2004 AECO daily prices averaged $6.36 per mcf compared to $7.95 per mcf in the same period in 2003.

Natural gas prices have remained relatively strong during the first quarter of 2004. Continued strength of natural gas has been attributed to (i) the strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) the potential for a hotter than normal summer and reduced coal inventories which may increase demand for gas-fired power generation and (iii) the US economy is showing signs of sustained growth which will add to

non-weather demand for natural gas. Advantage continues to believe the pricing fundamentals for natural gas remain strong.

Crude oil and NGLs prices averaged $40.93 per barrel ($40.93 per barrel including hedging) in the first quarter of 2004 compared to $45.74 per barrel ($44.34 per barrel including hedging) in the three months ended March 31, 2003. Advantage had no crude oil hedges in place in the first quarter of 2004. First quarter 2004 prices for WTI crude oil averaged US$35.15 per barrel, 4% higher than the US$33.80 per barrel realized during the first quarter of 2003. Partially offsetting the increase in WTI prices was a stronger Canadian dollar which averaged $US/$Cdn $0.76 in the first quarter of 2004 compared to $0.66 in the first quarter of 2003.

Crude oil prices continued to be strong during the first quarter of 2004. Factors that affect the continued strength of crude oil include (i) continued conflict in the middle east, (ii) low global inventory levels and (iii) strong world oil demand. All of these factors are expected to keep crude oil prices high for the remainder of the year.

HEDGING

Advantage had no hedging contracts related to first quarter 2004 production. The Fund currently has the following hedge contracts in place:

Volume	Effective Period	Average Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

At March 31, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $11.1 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage will continue to maintain a hedging program in order to add stability to the level of cash distributions to Unitholders.

ROYALTIES

During the first quarter of 2004 Advantage's royalties amounted to $10.6 million (19.6% of pre-hedged revenue) compared to $8.2 million (16.5% of pre-hedged revenue) in the first quarter of 2003. Total royalties in 2004 are higher as a result of higher revenues. The increase in the royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. Advantage expects royalty rates to approximate 20% for the balance of 2004.

OPERATING COSTS

Operating costs for the three months ended March 31, 2004 amounted to $8.3 million or $5.92 per boe compared to $5.5 million or $5.09 per boe in the first quarter of 2003. Operating costs steadily increased throughout 2003 due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that have occurred as a result of very high levels of industry activity. Advantage's increased operating costs over 2003 are in line with overall industry trends.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative (G&A) expense in the first quarter of 2004 amounted to $0.8 million or $0.60 per boe compared to $0.8 million or $0.76 per boe in the first quarter of 2003. Total G&A expense in the first quarter was unchanged from the prior year while G&A per boe declined by 21% as a result of increased production.

Management fees for the three months ended March 31, 2004 amounted to $0.5 million or $0.37 per boe compared to $0.4 million or $0.39 per boe in the first quarter of 2003. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenue less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At March 31, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance for the first three months of 2004 as the actual amount is calculated and paid on an annual basis only. If the performance fee was paid at March 31, 2004, based on the performance of the Trust in the first quarter, the total fee payable would be $5.6 million. The Trust has accrued one quarter of this amount or $1.4 million for the first quarter of 2004. There is no certainty that the fee accrued in the financial

statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Interest expense for the three months ended March 31, 2004 amounted to $1.3 million ($0.91 per boe) compared to $1.6 million ($1.47 per boe) for the first quarter of 2003. Lower interest expense in the first quarter of 2004 is the result of lower average bank debt balances in 2004 combined with lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $0.3 million for the three months ended March 31, 2004 compared to $0.4 million for the same period of 2003. Capital taxes are determined based on debt and equity levels at the end of the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

For the three months ended March 31, 2004 a future income tax recovery of $7.8 million was included in income compared to a $3.1 million recovery for the comparable period in 2003. On March 31, 2004, Bill 27 Alberta Corporate Tax Amendment Act, 2004, which reduces the corporate provincial tax rate by 1%, was tabled and received first reading in the Alberta Legislative Assembly. As a result Bill 27 is substantively enacted and a non-recurring benefit of $2.2 million was recorded in the first quarter of 2004. There was no similar tax rate adjustment to income tax expense in the first quarter of 2003.

CASH FLOW NETBACK

Breakdown of cash flow per boe	Three months ended March 31, 2004		Three months ended March 31, 2003	
	($000)	(per boe)	($000)	(per boe)
Crude oil & natural gas sales	$ 53,836	$ 38.29	$ 49,638	$ 45.84
Hedging gains (losses)	-	-	(7,559)	(6.98)
Government & other royalties	(10,552)	(7.51)	(8,196)	(7.57)
Operating costs	(8,320)	(5.92)	(5,514)	(5.09)
Operating netback	34,964	24.86	28,369	26.20
General and administrative	(846)	(0.60)	(825)	(0.76)
Management fees	(525)	(0.37)	(425)	(0.39)
Interest & taxes	(1,593)	(1.13)	(1,978)	(1.83)
Cash flow from operations	$ 32,000	$ 22.76	$ 25,141	$ 23.22
Interest on convertible debentures	(2,100)	(1.49)	(1,332)	(1.23)
Cash available for distribution	$ 29,900	$ 21.27	$ 23,809	$ 21.99

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion (D,D&A) rate for the first quarter of 2004 was $14.24 per boe compared to $10.63 per boe for the first quarter of 2003. The D,D&A rate per boe increased in the first quarter of 2004 compared to the first quarter of 2003 due the acquisition of MarkWest Resources and revisions to the Fund's total proven reserves pursuant to National Instrument 51-101. Included in D,D&A is $0.2 million of accretion of the asset retirement obligation. Costs subject to depletion include $7.1 million relating to the capitalized portion of the asset retirement obligation in the first quarter of 2004. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of prior periods, which resulted in the first quarter 2003 D,D&A rate to increase to $10.63 per boe compared to the previously reported rate of $10.59 per boe and D,D&A expense to increase by $0.2 million.

FINANCIAL REPORTING UPDATE

Hedging Relationships

Effective in the Fund's first quarter of 2004, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Although the Fund believes that all of the hedges Advantage enters into are effective economic hedges, Advantage has elected to not use hedge accounting. The Fund will be using the fair value method to account for all of its hedge transactions. This method requires Advantage to mark to market at the balance sheet date the fair value of all outstanding hedges. At March 31, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $11.1 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004. The impact to the Trust of the implementation of this policy is disclosed in note 1 (b) of the March 31, 2004 financial statements.

Full Cost Accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16 "Oil and Gas Accounting – Full Cost". This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry". Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS AND COMMITTMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

		Payments due by period			
($millions)	Total	2004	2005-2006	2007-2008	2009 & thereafter
Building lease	$ 3.5	$ 0.8	$ 1.6	$ 1.1	-
Capital lease	$ 2.7	$ 0.4	$ 0.9	$ 1.4	-
Pipeline/transportation	$ 4.3	$ 0.6	$ 2.1	$ 1.2	$ 0.4
Total contractual obligations	$ 10.5	$ 1.8	$ 4.6	$ 3.7	$ 0.4

Liquidity and Capital Resources

Advantage's capital expenditures on development activities for the quarter ending March 31, 2004 were $29.4 million net of $0.8 million of minor property dispositions. Expenditures were focused on drilling, completions, pipelines and compression at Medicine Hat, Bantry, Nevis and Shouldice. A total of 44 (39.6 net) wells were drilled during the first quarter of 2004. Production from this drilling program is anticipated to come on-stream late in the second quarter of 2004.

Sources and Uses of Funds ($ thousands)

	Three months ended March 31, 2004
Sources of funds	
Cash flow from operations	$ 32,000
Units issued, net of costs	116
Increase in bank debt	33,187
Property dispositions	791
	$ 66,094
Uses of funds	
Capital expenditures	$ 30,202
Distributions paid to Unitholders	25,934
Interest paid to debenture holders	1,644
Increase in working capital	8,174
Other	140
	$ 66,094

Total bank debt outstanding at March 31, 2004 was $136.2 million. Advantage has an agreement with a syndicate of three Canadian chartered banks that provides for a $180 million facility consisting of $170 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 29, 2004. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement for the Trust covering all assets and cash flows. At March 31, 2004 Advantage also had a working capital deficit of $20.2 million.

Non-GAAP Measures

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

May 12, 2004

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)	March 31, 2004 (unaudited)	December 31, 2003 (restated - note 1)
Assets		
Current assets		
Accounts receivable	$ 32,470	$ 34,181
Fixed assets		
Property and equipment	704,598	675,090
Accumulated depletion & depreciation	(175,270)	(155,155)
	529,328	519,935
Goodwill	27,773	27,773
	$ 589,571	$ 581,889
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 43,858	$ 53,287
Cash distributions payable to Unitholders	8,778	8,445
Hedging liability (note 4)	11,057	-
Bank indebtedness	136,155	102,968
	199,848	164,700
Capital lease obligation	1,965	2,043
Asset retirement obligations (note 2)	14,158	13,892
Future income taxes	70,224	77,999
	286,195	258,634
Unitholders' equity		
Unitholders' capital (note 3i)	308,830	302,496
Convertible debentures (note 3ii)	95,218	99,984
Accumulated income	77,957	73,137
Accumulated cash distributions	(178,629)	(152,362)
	303,376	323,255
	$ 589,571	$ 581,889

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

(thousands of dollars) (unaudited)	Three months ended March 31, 2004	Three months ended March 31, 2003 (restated - note 1)
Revenue		
Petroleum and natural gas sales	$ 53,836	$ 42,079
Royalties, net of Alberta Royalty Credit	(10,552)	(8,196)
	43,284	33,883
Expenses		
Operating	8,320	5,514
General and administrative	846	825
Management fee	525	425
Non-cash performance incentive (note 5)	1,400	1,055
Interest	1,278	1,595
Unrealized hedging loss (note 4)	11,057	-
Depletion, depreciation and accretion	20,346	11,610
	43,772	21,024
Income (loss) before taxes	(488)	12,859
Future income tax recovery	(7,775)	(3,102)
Income and capital taxes	315	383
	(7,460)	(2,719)
Net income	6,972	15,578
Accumulated income, beginning of period as previously reported	72,022	36,581
Effect of change in accounting for asset retirement obligations (note 1)	1,115	1,255
Accumulated income, beginning of period as restated	73,137	37,836
Interest on convertible debentures	(2,100)	(1,332)
Costs on issuance of convertible debentures	(52)	-
Accumulated income, end of period	$ 77,957	$ 52,082
Net income per Trust Unit		
Basic	$ 0.13	$ 0.50
Diluted	$ 0.13	$ 0.48

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of dollars) (unaudited)	Three months ended March 31, 2004	Three months ended March 31, 2003 (restated - note 1)
Operating Activities		
Net income	$ 6,972	$ 15,578
Add (deduct) items not requiring cash:		
Non-cash performance incentive (note 5)	1,400	1,055
Future income taxes	(7,775)	(3,102)
Unrealized hedging loss (note 4)	11,057	-
Depletion, depreciation and accretion	20,346	11,610
Funds from operations	32,000	25,141
Expenditures on asset retirement (note 2)	(62)	(58)
Changes in non-cash working capital	(8,788)	(1,893)
Cash provided by operating activities	23,150	23,190
Financing Activities		
Units issued, net of costs (note 3)	116	(74)
Increase in bank debt	33,187	6,175
Interest on convertible debentures	(1,644)	-
Reduction of capital lease obligation	(78)	-
Cash distributions to Unitholders	(25,934)	(16,487)
Cash (used in) provided by financing activities	5,647	(10,386)
Investing Activities		
Expenditures on property and equipment	(30,202)	(13,628)
Property dispositions	791	-
Changes in non-cash working capital	614	824
Cash used in investing activities	(28,797)	(12,804)
Net increase in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -
Cash taxes paid	$ 316	$ 202
Cash interest paid	$ 1,272	$ 1,635

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All tabular amounts in thousands, except for per Unit amounts (unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2003 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2003 as set out in Advantage's Annual Report.

1. CHANGE IN ACCOUNTING POLICIES

(a) Petroleum and Natural Gas Properties and Related Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and March 31, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

(b) Asset Retirement Obligations

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 7,137	$ 3,856
Asset retirement obligations	$ 13,892	$ 7,351
Provision for future site restoration	$ (8,451)	$ (5,396)
Future income taxes	$ 581	$ 646
Accumulated income	$ 1,115	$ 1,255

Statements of Income	Three months ended March 31, 2003	Year ended December 31, 2003
Accretion expense	$ 129	$ 515
Depletion and depreciation on asset retirement costs	$ 239	$ 997
Amortization of estimated future removal and site restoration liability	$ (292)	$ (1,307)
Future taxes	(24)	(65)
Net income (loss) impact	$ (52)	$ (140)
Basic net income (loss) per Unit	$ (0.00)	$ (0.00)
Diluted net income (loss) per Unit	$ (0.00)	$ (0.00)

(c) Hedging Relationships

Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date. In accordance with this method, the Fund has recorded an unrealized hedging loss of $11.1 million at March 31, 2004.

2. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $39.7 million which will be incurred between 2004 to 2054. A credit-adjusted risk-free rate of 7.0 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Three month period ended March 31, 2004	Year ended December 31, 2003
Balance, beginning of period	$ 13,892	$ 7,351
Accretion expense	231	515
Liabilities incurred	97	6,362
Liabilities settled	(62)	(336)
Balance, end of period	$ 14,158	$ 13,892

3. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2003	36,717,206	$ 282,904
2003 non-cash performance incentive	1,099,104	19,592
Issued on conversion of debentures	315,575	4,766
Issued on exercise of options, net of costs	35,000	168
Non-cash performance incentive estimated (see note 5)	-	1,400
Balance at March 31, 2004	38,166,885	$ 308,830

On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

(c) Trust Units Rights Incentive Plan

	Number	Price
Balance at December 31, 2003	140,000	$ 7.87
Exercised	(35,000)	-
Reduction of exercise price	-	(0.69)
Balance at March 31, 2004	105,000	$ 7.18

Due to the exercise price features in the Unit rights, management believes the fair value is not reliably determinable. Based on a March 31, 2004 unit price of $18.97, the decrease in the intrinsic value of the Trust Unit Rights during first quarter of 2004 is approximately $172,000.

(ii) Convertible Debentures

	10% debentures	9% debentures	8.25% debentures	Total debentures
Balance at December 31, 2003	$ 10,214	$ 30,000	$ 59,770	$ 99,984
Converted to Trust Units	(1,849)	(125)	(2,792)	(4,766)
Balance at March 31, 2004	$ 8,365	$ 29,875	$ 56,978	$ 95,218

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the three months ended March 31, 2004 $4,766,000 debentures were converted resulting in the issuance of 315,575 Advantage Units.

4. FINANCIAL INSTRUMENTS

As at March 31, 2004 the Fund has the following hedges in place:

Volume	Effective Period	Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

As at March 31, 2004 the settlement value of the hedges outstanding was approximately $11.1 million and has been charged to income as an unrealized hedging loss.

5. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At March 31, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first three months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening Unit Price was $18.03. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. If the performance fee was paid at March 31, 2004 based on the performance of the Trust in the first quarter the total fee payable would be $5.6 million. The Trust has accrued one quarter of this amount or $1.4 million for the first quarter of 2004. It is expected that any fee earned be paid to the Manager in Advantage Trust Units and therefore the accrued fee to March 31, 2004 has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

Forward Looking Information

The information in this release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

May 17, 2004

Advantage Announces Monthly Distribution of $0.23 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of May 2004 will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 13.8% based on the May 14, 2004 closing price of $20.05 per Unit.

The distribution will be payable on June 15, 2004 to Unitholders of record at the close of business on May 31, 2004. The ex-distribution date is May 27, 2004. The cash distribution is based on 39.5 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

May 19, 2004

Advantage Files its Annual Information Form

(TSX: AVN.UN)

CALGARY, May 19, 2004 (TSX: AVN.UN) Advantage Energy Income Fund (the "Fund") today filed its Annual Information Form which includes the Fund's reserves data and other oil and gas information for the year ended December 31, 2003 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of the Fund's Annual Information Form may be obtained on www.sedar.com.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

June 4, 2004

Advantage Announces Board of Directors Appointments

(TSX: AVN.UN)

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or the "Fund") is pleased to announce the appointment of Steven Sharpe, Managing Partner of Blair Franklin Capital Partners Inc. to Chairman of the Board. Past Chairman, Mr. Lamont Tolley will continue to sit on the Board as a member of both the Audit and the Reserve Evaluation Committees. We thank Mr. Tolley for his leadership over the past three years and look forward to his continued commitment and contribution to Advantage.

The Fund is also pleased to announce the appointment of Carol D. Pennycook to the Board of Directors. Ms. Pennycook is a partner of Davies Ward, Phillips & Vineberg LLP practicing in the area of corporate finance, securities and general corporate and commercial law. Prior to practicing in Ontario, she practiced in Calgary, Alberta in the area of securities, corporate and oil and gas law and is a member of the Alberta bar as well as of Ontario. Ms. Pennycook also practiced with the Corporate Finance Branch of the Ontario Securities Commission during a secondment program in 1984.

The Advantage Board of Directors has three committees with the following membership:

Audit Committee: Rodger Tourigny (chairman), Steven Sharpe, Lamont Tolley

Human Resources, Compensation and Corporate Governance Committee: Steven Sharpe (chairman), Ronald McIntosh, Roderick Myers, Carol Pennycook

Reserve Evaluation Committee: Roderick Myers (chairman), Ronald McIntosh, Lamont Tolley

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com

ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

June 10, 2004

Advantage Announces Update to U.S. Ownership

(TSX: AVN.UN)

CALGARY, ALBERTA – On March 23, 2004, the Canadian government announced proposed changes to the Income Tax Act (Canada) which may require income funds and royalty trusts to retain greater than 50% Canadian ownership in order to maintain their status as a mutual fund trust under the Income Tax Act (Canada). Advantage Energy Income Fund ("Advantage" or the "Fund") reports that based on information received from Advantage's transfer agent and financial intermediaries, the Fund estimates that approximately 40% of issued and outstanding Trust Units are held by non-residents. Advantage will continue to monitor its level of non-resident ownership and review various alternatives to mitigate any impact on the Fund of this legislation as it is currently proposed.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

June 15, 2004

Advantage Announces Monthly Distribution of $0.23 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of June 2004 will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 15.2% based on the June 14, 2004 closing price of $18.16 per Unit.

The distribution will be payable on July 15, 2004 to Unitholders of record at the close of business on June 30, 2004. The ex-distribution date is June 28, 2004. The cash distribution is based on approximately 39.9 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

June 23, 2004

Advantage Announces Executive Appointment

(TSX: AVN.UN)

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or the "Fund") is pleased to announce that Mr. Peter A. Hanrahan has been promoted to the position of Vice President, Finance and Chief Financial Officer. Mr. Hanrahan has been with Advantage since its inception on May 23, 2001 most recently as Chief Financial Officer and Controller.

Mr. Hanrahan has over 15 years experience in financial management, financial reporting, treasury and taxation in the oil and gas industry. Previously, Mr. Hanrahan held the position of Controller for Search Energy Corp., the predecessor entity of Advantage. Before joining Search, he held various senior financial positions at Numac Energy Inc., a senior oil and gas company. Prior to 1993, he was in public practice with Price Waterhouse in Calgary, where he specialized in oil and gas audit and taxation for 5 years.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

July 19, 2004

Advantage Announces Monthly Distribution of Cdn$0.23 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of July 2004 will be Cdn$0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 14.3% based on the July 16, 2004 closing price of Cdn$19.32 per Unit.

The distribution will be payable on August 16, 2004 to Unitholders of record at the close of business on July 30, 2004. The ex-distribution date is July 28, 2004. The cash distribution is based on approximately 40.0 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

August 12, 2004

Advantage Announces 2nd Quarter Results, Conference Call & Webcast on August 13, 2004

Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or "the Fund") is pleased to announce its unaudited operating and financial results for the second quarter ended June 30, 2004.

A conference call will be held on Friday, August 13 at 9:00 a.m. MDT (11:00 a.m. EDT). The conference call can be accessed toll-free at **1-877-407-9205**. A replay of the call will be available from approximately 5:00 p.m. on Monday, August 16, 2004 until approximately midnight, August 23, 2004 and can be accessed by dialing toll free **1-877-660-6853**. The account number is **1628**, conference ID number **114312** (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(thousands of dollars except per Unit amounts)	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Financial				
Revenue before royalties	$ 54,181	$ 39,654	$ 108,017	$ 81,733
per Unit (1)	$ 1.38	$ 1.34	$ 2.79	$ 2.82
per boe	$ 38.87	$ 38.22	$ 38.58	$ 38.55
Cash flow from operations	$ 32,353	$ 24,210	$ 64,353	$ 49,351
per Unit (1)	$ 0.82	$ 0.82	$ 1.66	$ 1.70
per boe	$ 23.21	$ 23.34	$ 22.98	$ 23.27
Cash available for distribution (3)	$ 30,693	$ 23,218	$ 60,593	$ 47,028
per Unit (2)	$ 0.77	$ 0.77	$ 1.56	$ 1.61
per boe	$ 22.02	$ 22.38	$ 21.64	$ 22.17
Net income	$ 11,762	$ 20,752	$ 18,734	$ 36,330
per Unit	$ 0.26	$ 0.70	$ 0.39	$ 1.26
Cash distributions	$ 27,450	$ 20,742	$ 53,717	$ 38,970
per Unit (2)	$ 0.69	$ 0.69	$ 1.38	$ 1.33
Payout ratio	89%	89%	89%	83%
Working capital deficit	$ 14,449	$ 12,692	$ 14,449	$ 12,692
Bank debt	$ 161,707	$ 139,359	$ 161,707	$ 139,359
Convertible debentures	$ 66,396	$ 18,556	$ 66,396	$ 18,556
Operating				
Production				
Natural gas (mcf/d)	73,283	51,929	74,466	53,206
Light oil and NGLs (bbls/d)	3,106	2,746	2,974	2,845
boe (6:1)	15,320	11,401	15,385	11,713
Average prices (including hedging)				
Natural gas ($/mcf)	$ 6.20	$ 6.49	$ 6.24	$ 6.33
Light oil & NGLs ($/bbl)	$ 45.36	$ 36.03	$ 43.24	$ 40.31
Supplemental (000s)				
Trust Units outstanding - end of period	39,952	30,941	39,952	30,941
Trust Units issuable for Convertible Debentures	4,074	1,395	4,074	1,395
Trust Units outstanding and issuable for Convertible Debentures - end of period	44,026	32,336	44,026	32,336
Weighted average Units	39,326	29,609	38,653	28,969

(1) based on weighted average number of Trust Units outstanding

(2) based on number of Trust Units outstanding at each cash distribution date

(3) cash flow from operations less interest on convertible debentures

CASH DISTRIBUTIONS TO UNITHOLDERS

- The Fund declared three distributions during the quarter totalling $0.69 per Unit. The distributions amounted to $0.23 per Unit, payable on May 17, June 15 and July 15 to Unitholders of record on April 30, May 31 and June 30 respectively.
- Cash available for distribution for the second quarter was $30.7 million or $0.77 per Unit compared to the amount reported in the second quarter of 2003 of $0.77 per Unit and represents a payout ratio of 89% of total cash available for distribution.

OIL & NATURAL GAS PRODUCTION

- Production volumes increased by 34% to 15,320 boe/d in the second quarter of 2004 from 11,401 boe/d in the second quarter of 2003.

NATURAL GAS

- Natural gas production for the second quarter of 2004 was 73.3 mmcf/d, a 41% increase over the 51.9 mmcf/d reported in the second quarter of 2003.
- The acquisition of MarkWest Resources, which closed December 2, 2003, added approximately 20 mmcf/d of new natural gas production. Additional volumes have been added through drilling at Medicine Hat and Bantry.
- During the second quarter of 2004 Advantage drilled 39.6 net (47 gross) natural gas wells and 0.5 net (1 gross) dry hole.

CRUDE OIL & NGLS

- Crude oil and natural gas liquids production increased 13% and averaged 3,106 bbls/d compared to 2,746 bbls/d in the second quarter of 2003. Second quarter 2003 oil production included 240 bbls/d related to a minor property disposition that occurred in the fourth quarter of 2003.
- Production increases resulted from the acquisition of MarkWest Resources and a successful drilling program at Nevis, Alberta.
- During the second quarter the Fund drilled 6 net (6 gross) successful oil wells.

DEVELOPMENT ACTIVITY

NEVIS

- The Fund acquired 23 sections of land at Nevis, Alberta through the MarkWest acquisition in December 2003.
- During the first six months of 2004 the Fund drilled five horizontal oil wells, one standing horizontal well, one vertical oil well, one vertical natural gas well and one standing vertical well all with 100% working interest.
- Production of 360 boe/d from three horizontal wells was added during the second quarter.
- Through crown sales, swaps and a farm-in arrangement the Fund has acquired an additional 16.5 sections of land in this area.
- Early in the third quarter the Fund drilled an additional three horizontal wells and two vertical wells with plans to drill approximately 10 more wells over the balance of 2004 targeting light oil production from an Upper Devonian reservoir.

MEDICINE HAT

- A total of 34 net (34 gross) natural gas wells have been drilled during the first six months of 2004 with a 100% success rate. Total costs incurred on the drilling, completion and tie-in of these wells, plus the addition of 3,200 horsepower of compression was $13.8 million.
- An additional 32 net (32 gross) wells will be drilled in the fourth quarter of 2004.
- Current production from the Medicine Hat field is approximately 22 mmcf/d.

SHOULDICE

- At Shouldice, Alberta 23 wells of a 33 well drilling program were drilled at the end of the second quarter. The remaining ten wells from this program will be drilled in the third quarter. In addition, the Fund expended $1.5 million to enhance the productive capacity of the field for this program. Natural gas production from this program is expected to be on-stream by the end of the third quarter.

BANTRY

- During the second quarter the Fund drilled 5.9 net (11 gross) wells at Bantry bringing the total number of wells drilled to 20.9 net (37 gross) since the property was acquired in December 2003.
- As a result of weather delays, 13 of the wells drilled are still waiting to be completed and another seven wells are waiting to be tied-in.
- It is anticipated that the successful wells will be tied-in and on production by the end of the third quarter.
- Three additional well locations have been identified for drilling over the balance of 2004.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended June 30, 2004 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2003.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions for the three months ended June 30, 2004 were $0.69 per Unit, or $27.5 million and $1.38 per Unit, or $53.7 million for the six months ended June 30, 2004. The second quarter 2004 distributions were comprised of $0.23 per month for each of April, May and June. The amount distributed for the quarter represents 89% of total cash available for distribution. Cash available for distribution is defined as cash flow from operations less interest on convertible debentures. The remaining cash withheld during the second quarter of $3.2 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $206.1 million or $7.27 per Unit.

Cash distributions to Unitholders were paid as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
April 30, 2004	April 30, 2004	May 17, 2004	$ 9,090	$ 0.23
May 31, 2004	May 31, 2004	June 15, 2004	$ 9,171	0.23
June 30, 2004	June 30, 2004	July 15, 2004	$ 9,189	0.23
			$ 27,450	$ 0.69

PRODUCTION

During the three months ended June 30, 2004 Advantage's natural gas production increased by 41% to 73.3 mmcf/d compared to 51.9 mmcf/d for the quarter ended June 30, 2003. Year to date, Advantage's natural gas production increased by 40% to 74.5 mmcf/d compared to 53.2 mmcf/d for the six months ended June 30, 2003. The increase in natural gas production is primarily due to the acquisition of MarkWest Resources on December 2, 2003 which added approximately 20 mmcf/d of new natural gas production to Advantage. In addition, approximately 2.6 mmcf/d was added at Medicine Hat as a result of successful drilling.

Year to date, Advantage's liquids production has increased 5% to 2,974 bbls/d compared to 2,845 bbls/d for the six months ended June 30, 2003. Crude oil and natural gas liquids production averaged 3,106 bbls/d in the second quarter of 2004 compared to 2,746 bbls/d for the quarter ending June 30, 2003. The 13% increase in liquids production from the second quarter of 2003 is due to the acquisition of MarkWest on December 2, 2003 and due to light oil capital addition volumes at Nevis, Alberta partially offset by a minor property disposition of approximately 240 bbls/d.

PRICES

During the six months ended June 30, 2004, the Fund's natural gas price averaged $6.46 per mcf ($6.24 per mcf including hedging) compared to $7.08 per mcf ($6.33 per mcf including hedging) for the same period of 2003.

During the three months ended June 30, 2004 Advantage's natural gas price averaged $6.65 per mcf ($6.20 per mcf including hedging) compared to $6.49 per mcf ($6.49 per mcf including hedging) in the second quarter of 2003. For the three months ended June 30, 2004 AECO daily prices averaged $6.64 per mcf compared to $6.77 per mcf in the same period of 2003.

Natural gas prices have remained relatively strong during the second quarter of 2004. Continued strength of natural gas has been attributed to (i) the strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) the approach of hurricane season which can cause supply disruptions of natural gas, (iii) reduced coal inventories which may increase demand for gas-fired power generation and (iv) the US economy is showing signs of sustained growth which will add to non-weather demand for natural gas. Advantage continues to believe the pricing fundamentals for natural gas remain strong.

For the six months ended June 30, 2004, crude oil and NGL prices averaged $43.24 per barrel ($43.24 per barrel including hedging) compared to $41.07 per barrel ($40.31 per barrel including hedging) for the same period in 2003.

Crude oil and NGLs prices averaged $45.36 per barrel ($45.36 per barrel including hedging) in the second quarter of 2004 compared to $36.12 per barrel ($36.03 per barrel including hedging) in the three months ended June 30, 2003. Advantage had no crude oil hedges in place in the second quarter of 2004. Second quarter 2004 prices for WTI crude oil averaged US$38.31 per barrel, 33% higher than the US$28.91 per barrel realized during the second quarter of 2003. Partially offsetting the increase in WTI prices was a stronger Canadian dollar which averaged $US/$Cdn $0.734 in the second quarter of 2004 compared to $0.716 in the second quarter of 2003.

Crude oil prices continued to be strong during the second quarter of 2004. Factors that affect the continued strength of crude oil include (i) continued conflict in the middle east, (ii) low global inventory levels and (iii) strong world oil demand. All of these factors are expected to keep crude oil prices high for the remainder of the year and into 2005.

HEDGING

The Fund currently has the following hedge contracts in place:

Volume	Effective Period	Average Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

During the second quarter of 2004 the Fund realized $3.0 million ($0.45/mcf) in hedging losses on natural gas. These realized losses are included within petroleum and natural gas sales on the statement of income. Advantage's crude oil production is currently unhedged. At June 30, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $10.2 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage will continue to maintain a hedging program in order to add stability to the level of cash distributions to Unitholders.

ROYALTIES

During the second quarter of 2004 Advantage's royalties amounted to $10.6 million (18.5% of pre-hedged revenue) compared to $6.5 million (16.4% of pre-hedged revenue) in the second quarter of 2003. For the six months ended June 30, 2004, royalties have amounted to $21.1 million (19% of pre-hedged revenue) compared to $14.7 million (16.5% of pre-hedged revenue) for the six months ended June 30, 2003. Total royalties in 2004 are higher as a result of higher revenues. The increase in the royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties.

OPERATING COSTS

Operating costs for the three months ended June 30, 2004 amounted to $8.2 million or $5.90 per boe compared to $5.6 million or $5.42 per boe in the second quarter of 2003. Operating costs for the six months ended June 30, 2004 amounted to $16.5 million or $5.91 per boe compared to $11.1 million or $5.25 per boe for the six months ended June 30, 2003.

Operating costs steadily increased throughout 2003 due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that have occurred as a result of very high levels of industry activity. Advantage's increased operating costs over 2003 are in line with overall industry trends.

General and Administrative and Management Fees

Year to date cash and general administrative (G&A) expenses have amounted to $1.6 million or $0.58 per boe compared to $1.7 million or $0.82 per boe for the six months ended June 30, 2003. G&A expense in the second quarter of 2004 amounted to $0.8 million or $0.56 per boe compared to $0.9 million or $0.88 per boe in the second quarter of 2003. G&A expense in the second quarter of 2004 was slightly lower than the prior year while G&A per boe declined by 36% as a result of increased production volumes without a corresponding increase in staff levels.

A stock-based compensation expense of $1.0 million was recorded in the second quarter of 2004 related to the issuance of Trust Unit rights. This non-cash amount represents the fair value attributed to trust unit rights granted during the second quarter under the Trust Units Rights Incentive Plan. During the quarter the Fund issued 225,000 unit rights to the independent directors of Advantage.

Management fees for the three months ended June 30, 2004 amounted to $0.5 million or $0.38 per boe compared to $0.4 million or $0.40 per boe in the second quarter of 2003. Year to date, management fees have amounted to $1.1 million or $0.38 per boe compared to $0.8 million or $0.40 per boe for the six months ended June 30, 2003. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenue less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At June 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance for the first six months of 2004 as the actual amount is calculated and paid on an annual basis only. If the performance fee was paid at June 30, 2004, based on the performance of the Trust in the first half of the year the total fee payable would be $5.8 million. The Trust has accrued one half of this amount or $2.9 million for the first six months of 2004. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

Interest

Year to date, interest expense has amounted to $2.7 million ($0.96 per boe) compared to $3.4 million ($1.60 per boe) for the six months ended June 30, 2003. Interest expense for the three months ended June 30, 2004 amounted to $1.4 million ($1.00 per boe) compared to $1.8 million ($1.73 per boe) for the second quarter of 2003. Lower interest expense in the second quarter of 2004 is primarily the result of lower interest rates.

Taxes

Current taxes are comprised primarily of capital tax, which amounted to $0.3 million for the three months ended June 30, 2004 compared to $0.2 million for the same period of 2003. Capital taxes are determined based on debt and equity levels at the end of the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

For the three months ended June 30, 2004 a future income tax recovery of $1.8 million was included in income compared to a $12.0 million recovery for the comparable period in 2003. The Alberta government enacted a tax rate reduction of 1% in the first quarter of 2004, reducing the tax rate from 12.5% to 11.5% effective April 1, 2004. This resulted in an additional tax recovery during the first quarter of approximately $2.2 million.

During the second quarter of 2003 the Fund recorded a non-recurring benefit of $11.7 million resulting from changes to the Income Tax Act related to the resource sector. The changes included a change in the federal tax rate, deductibiltiy of crown royalties and the elimination of resource allowance, to be phased in over the next five years.

CASH FLOW NETBACK

Breakdown of cash flow per boe	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
Crude oil and natural gas sales	$ 41.02	$ 38.24	$ 39.65	$ 42.13
Hedging losses	(2.15)	(0.02)	(1.07)	(3.58)
Government and other royalties	(7.59)	(6.27)	(7.55)	(6.94)
Operating costs	(5.90)	(5.42)	(5.91)	(5.25)
Operating netback	25.38	26.53	25.12	26.36
General and administrative	(0.56)	(0.88)	(0.58)	(0.82)
Management fees	(0.38)	(0.40)	(0.38)	(0.40)
Interest and taxes	(1.23)	(1.91)	(1.18)	(1.87)
Cash flow from operations	**$ 23.21**	**$ 23.34**	**$ 22.98**	**$ 23.27**
Interest on convertible debentures	(1.19)	(0.96)	(1.34)	(1.10)
Cash available for distribution	**$ 22.02**	**$ 22.38**	**$ 21.64**	**$ 22.17**

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion (D,D&A) rate for the second quarter of 2004 was $14.58 per boe compared to $11.06 per boe for the second quarter of 2003. The D,D&A rate per boe increased in the second quarter of 2004 compared to the second quarter of 2003 due the acquisition of MarkWest Resources and revisions to the Fund's total proven reserves pursuant to National Instrument 51-101. Included in second quarter D,D&A is $0.2 million of accretion of the asset retirement obligation. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of prior periods, which resulted in the second quarter 2003 D,D&A rate to increase to $11.10 per boe compared to the previously reported rate of $11.06 per boe and D,D&A expense to increase by $0.2 million.

FINANCIAL REPORTING UPDATE

Hedging Relationships

Effective in the Fund's first quarter of 2004, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Although the Fund believes that all of the hedges Advantage enters into are effective economic hedges, Advantage has elected to not use hedge accounting. The Fund will be using the fair value method to account for all of its hedge transactions. This method requires Advantage to mark to market at the balance sheet date the fair value of all outstanding hedges. At June 30, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $10.2 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004. The impact to the Trust of the implementation of this policy is disclosed in note 1 (b) of the June 30, 2004 financial statements.

Full Cost Accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16 "Oil and Gas Accounting – Full Cost". This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry". Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

		Payments due by period			
($ millions)	Total	2004	2005-2006	2007-2008	2009 & thereafter
Building lease	$ 3.5	$ 0.8	$ 1.6	$ 1.1	-
Capital lease	$ 2.7	$ 0.4	$ 0.9	$ 1.4	-
Pipeline/transportation	$ 4.3	$ 0.6	$ 2.1	$ 1.2	$ 0.4
Total contractual obligations	$ 10.5	$ 1.8	$ 4.6	$ 3.7	$ 0.4

QUARTERLY PERFORMANCE

($ thousands, except per Unit amounts)	2004		2003				2002	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net revenues	$ 43,603	$ 43,284	$ 36,074	$ 34,483	$ 33,144	$ 33,883	$ 29,641	$17,267
Net income	$ 11,762	$ 6,972	$ (1,866)	$ 9,559	$ 20,752	$ 15,578	$ 2,892	$ 5,372
Net income (loss) per Unit, basic	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.67	$ 0.50	$ 0.07	$ 0.20
Net income (loss) per Unit, diluted	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.64	$ 0.48	$ 0.07	$ 0.20

The table above highlights the Trust's performance for the second quarter of 2004 and also for the preceding seven quarters through 2003 and 2002. Net revenues are primarily impacted by commodity prices, production volumes and royalties.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending June 30, 2004 were $23.0 million. Expenditures were focused on drilling, completions, pipelines and compression at Medicine Hat, Bantry, Nevis and Shouldice. A total of 53 (44.7 net) wells were drilled during the second quarter of 2004. The Fund's Board of Directors has approved an increase in the capital expenditures budget to $100 million. The additional funds will be primarily expended developing the Nevis oil discovery and at Medicine Hat where an additional 32 natural gas well program is planned for the fall.

Sources and Uses of Funds ($ thousands)

	Six months ended June 30, 2004
Sources of funds	
Cash flow from operations	$ 64,353
Units issued, net of costs	228
Increase in bank debt	58,739
Property dispositions	791
	$ 124,111
Uses of funds	
Capital expenditures	$ 53,225
Distributions paid to Unitholders	52,974
Interest paid to debenture holders	3,760
Increase in working capital	13,846
Other	306
	$ 124,111

Currently, Advantage has 40,088,474 Trust Units outstanding and 3,937,893 Trust Units are issuable for the $64,223,000 convertible debentures still outstanding.

Total bank debt outstanding at June 30, 2004 was $161.7 million. Advantage has an agreement with a syndicate of four Canadian chartered banks that provides for a $220 million facility consisting of $210 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2005. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement for the Trust covering all assets and cash flows. At June 30, 2004 Advantage also had a working capital deficit of $14.4 million.

NON-GAAP MEASURES

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

August 11, 2004

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)	June 30, 2004	December 31, 2003
	(unaudited)	(restated - note 1)
Assets		
Current assets		
Accounts receivable	$ 35,988	$ 34,181
Fixed assets		
Property and equipment	727,793	675,090
Accumulated depletion & depreciation	(195,692)	(155,155)
	532,101	519,935
Goodwill	27,773	27,773
	$ 595,862	$ 581,889
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 41,248	$ 53,287
Cash distributions payable to Unitholders	9,189	8,445
Hedging liability (note 5)	10,224	-
Bank indebtedness (note 2)	161,707	102,968
	222,368	164,700
Capital lease obligation	1,885	2,043
Asset retirement obligations (note 3)	14,477	13,892
Future income taxes	68,457	77,999
	307,187	258,634
Unitholders' equity		
Unitholders' capital (note 4i)	339,279	302,496
Convertible debentures (note 4ii)	66,396	99,984
Contributed surplus (note 4i)	1,036	-
Accumulated income	88,044	73,137
Accumulated cash distributions	(206,080)	(152,362)
	288,675	323,255
	$ 595,862	$ 581,889

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

(thousands of dollars) (unaudited)	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
		(restated - note 1)		(restated - note 1)
Revenue				
Petroleum and natural gas	$ 54,181	$ 39,654	$108,017	$ 81,733
Royalties, net of Alberta Royalty Credit	(10,578)	(6,510)	(21,130)	(14,706)
	43,603	33,144	86,887	67,027
Expenses				
Operating	8,218	5,624	16,538	11,138
General and administrative	788	915	1,634	1,740
Stock-based compensation	1,036	-	1,036	-
Management fee	530	413	1,055	838
Non-cash performance incentive (note 6)	1,500	3,785	2,900	4,840
Interest	1,399	1,792	2,677	3,387
Unrealized hedging loss (gain) (note 5)	(833)	-	10,224	-
Depletion, depreciation and accretion	20,655	11,627	41,001	23,237
	33,293	24,156	77,065	45,180
Income before taxes	10,310	8,988	9,822	21,847
Future income tax recovery	(1,767)	(11,954)	(9,542)	(15,056)
Income and capital taxes	315	190	630	573
	(1,452)	(11,764)	(8,912)	(14,483)
Net income	11,762	20,752	18,734	36,330
Accumulated income, beginning of period as previously reported	77,957	50,879	72,022	36,581
Effect of change in accounting for asset retirement obligations (note 1)	-	1,203	1,115	1,255
Accumulated income, beginning of period as restated	77,957	52,082	73,137	37,836
Interest on convertible debentures	(1,660)	(991)	(3,760)	(2,323)
Costs on issuance of convertible debentures	(15)	(53)	(67)	(53)
Accumulated income, end of period	$ 88,044	$ 71,790	$ 88,044	$ 71,790
Net income per Trust Unit				
Basic	$ 0.26	$ 0.67	$ 0.39	$ 1.18
Diluted	$ 0.26	$ 0.64	$ 0.39	$ 1.12

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of dollars) (unaudited)	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
		(restated - note 1)		(restated - note 1)
Operating Activities				
Net income	$ 11,762	$ 20,752	$ 18,734	$ 36,330
Add (deduct) items not requiring cash:				
Stock-based compensation	1,036	-	1,036	-
Non-cash performance incentive (note 6)	1,500	3,785	2,900	4,840
Future income taxes	(1,767)	(11,954)	(9,542)	(15,056)
Unrealized hedging loss (gain) (note 5)	(833)	-	10,224	-
Depletion, depreciation and accretion	20,655	11,627	41,001	23,237
Funds from operations	32,353	24,210	64,353	49,351
Expenditures on asset retirement (note 3)	(86)	(23)	(148)	(81)
Changes in non-cash working capital	(4,503)	1,929	(13,291)	345
Cash provided by operating activities	27,764	26,116	50,914	49,615
Financing Activities				
Units issued, net of costs (note 4)	112	(57)	228	(131)
Increase in bank debt	25,552	18,962	58,739	25,137
Interest on convertible debentures	(2,116)	(2,753)	(3,760)	(3,061)
Reduction of capital lease obligation	(80)	-	(158)	-
Cash distributions to Unitholders	(27,040)	(20,245)	(52,974)	(36,732)
Cash (used in) provided by financing activities	(3,572)	(4,093)	2,075	(14,787)
Investing Activities				
Expenditures on property and equipment	(23,023)	(24,095)	(53,225)	(37,724)
Property dispositions	-	-	791	-
Property acquisitions	-	(894)	-	(894)
Changes in non-cash working capital	(1,169)	2,966	(555)	3,790
Cash used in investing activities	(24,192)	(22,023)	(52,989)	(34,828)
Net increase in cash	0	0	0	0
Cash, beginning of period	0	0	0	0
Cash, end of period	$ 0	$ 0	$ 0	$ 0
Cash taxes paid	$ 315	$ 188	$ 631	$ 390
Cash interest paid	$ 2,049	$ 2,686	$ 3,321	$ 4,321

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All tabular amounts in thousands, except for per Unit amounts (unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2003 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2003 as set out in Advantage's Annual Report.

1. CHANGE IN ACCOUNTING POLICIES

(a) Petroleum and Natural Gas Properties and Related Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and June 30, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

(b) Asset Retirement Obligations

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 7,137	$ 3,856
Asset retirement obligations	$ 13,892	$ 7,351
Provision for future site restoration	$ (8,451)	$ (5,396)
Future income taxes	$ 581	$ 646
Accumulated income	$ 1,115	$ 1,255

Statements of Income	Three months ended June 30, 2003	Six months ended June 30, 2003	Year ended December 31, 2003
Accretion expense	$ 128	$ 257	$ 515
Depletion and depreciation on asset retirement costs	$ 230	$ 469	$ 997
Amortization of estimated future removal and site restoration liability	$ (280)	$ (572)	$ (1,307)
Future taxes	$ (25)	$ (49)	$ (65)
Net income (loss) impact	$ (53)	$ (105)	$ (140)
Basic net income (loss) per Unit	$ (0.00)	$ (0.00)	$ (0.00)
Diluted net income (loss) per Unit	$ (0.00)	$ (0.00)	$ (0.00)

(c) Hedging Relationships

Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date. In accordance with this method, the Fund has recorded an unrealized hedging loss of $10.2 million at June 30, 2004.Realized gains and losses on settlement of hedges has been included within petroleum and natural gas revenue.

2. BANK DEBT

Advantage has reached an agreement with a syndicate of four Canadian chartered banks to increase its extendible revolving loan facility from $160 million to $210 million and the renewal of a $10 million operating loan facility with an extended maturity date of May 28, 2005. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalent.

3. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $40.7 million which will be incurred between 2004 to 2054. A credit-adjusted risk-free rate of 7.0 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Six month period ended June 30, 2004	Year ended December 31, 2003
Balance, beginning of period	$ 13,892	$ 7,351
Accretion expense	463	515
Liabilities incurred	270	6,362
Liabilities settled	(148)	(336)
Balance, end of period	$ 14,477	$ 13,892

4. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2003	36,717,206	$ 282,904
2003 non-cash performance incentive	1,099,104	19,592
Issued on conversion of debentures	2,080,775	33,588
Issued on exercise of options, net of costs	55,000	295
Non-cash performance incentive estimated (see note 5)	-	2,900
Balance at June 30, 2004	39,952,085	$ 339,279

On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

(c) Trust Units Rights Incentive Plan

	Series A		Series B	
	Number	Price	Number	Price
Balance at December 31, 2003	140,000	$ 7.87	-	-
Exercised	(55,000)	-	-	-
Issued	-	-	225,000	$ 18.42
Reduction of exercise price	-	(1.38)	-	(0.23)
Balance at June 30, 2004	85,000	$ 6.49	225,000	$ 18.19

On June 17 the Fund issued 225,000 Series B Trust Unit rights to the independant directors of Advantage at a price of $18.42 per right. At the option of the rights holder the exercise price can be adjusted downwards over time based on distributions made by the Trust to Unitholders. During the quarter the Fund recorded a stock-based compensation expense of $1.0 million to recognize the fair value of the rights granted. As the rights vested immediately no further expense will be recognized related to the rights issuance. Based on a June 30, 2004 unit price of $18.65, the increase in the intrinsic value of the Series A Trust Unit Rights during second quarter of 2004 is approximately $0.2 million.

(ii) Convertible Debentures

	10% debentures convertible @ $13.30/Unit	9% debentures convertible @ $17.00/Unit	8.25% debentures convertible @ $16.50/Unit	Total debentures
Balance at December 31, 2003	$ 10,214	$ 30,000	$ 59,770	$ 99,984
Converted to Trust Units	(3,458)	(2,945)	(27,185)	(33,588)
Balance at June 30, 2004	$ 6,756	$ 27,055	$ 32,585	$ 66,396

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the six months ended June 30, 2004, $33,588,000 debentures were converted resulting in the issuance of 2,080,775 Advantage Units.

5. FINANCIAL INSTRUMENTS

As at June 30, 2004 the Fund has the following hedges in place:

Volume	Effective Period	Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

As at June 30, 2004 the settlement value of the hedges outstanding was approximately $10.2 million and has been charged to income as an unrealized hedging loss.

6. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At June 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first six months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening Unit Price was $17.83 per Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. If the performance fee was paid at June 30, 2004 based on the performance of the Trust in the first half the total fee payable would be $5.8 million. The Trust has accrued one half of this amount or $2.9 million for the first six months of 2004. It is expected that any fee earned be paid to the Manager in Advantage Trust Units and therefore the accrued fee to June 30, 2004 has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

FORWARD LOOKING INFORMATION

The information in this release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

August 17, 2004

Advantage Announces Monthly Distribution of Cdn$0.23 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of August 2004 will be Cdn$0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 14.8% based on the August 16, 2004 closing price of Cdn$18.71 per Unit.

The distribution will be payable on September 15, 2004 to Unitholders of record at the close of business on August 31, 2004. The ex-distribution date is August 27, 2004. The cash distribution is based on approximately 40.1 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

News Release

Advantage Energy Income Fund Announces $186 Million Property Acquisition, a 9% Increase in Monthly Cash Distributions to $0.25 per Unit and $191 Million Bought Deal Financing

August 24, 2004

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or "the Fund") (AVN.UN-TSX) announced today that it has entered into an acquisition agreement through its wholly owned subsidiary Advantage Oil & Gas Ltd. pursuant to which Advantage will, subject to certain conditions and adjustments, purchase oil and natural gas properties ("the Properties") currently producing approximately 6,250 boe/d for $186 million. The acquisition is effective July 1, 2004 and is expected to close on or before September 30, 2004. The properties were acquired through a public divestiture process conducted by Kobayashi Partners Limited of Calgary, Alberta on behalf of the vendor.

Mr. Kelly Drader, President & CEO of Advantage stated that, "This acquisition is consistent with our strategy of focusing on natural gas and light oil acquisitions that provide significant low risk drilling upside. This transaction will be highly accretive to Advantage's current cash flow and production per unit both immediately and on a fully diluted basis and will provide the Fund with numerous low risk development drilling and optimization opportunities. In addition, the $191 million offering of subscription receipts and extendible convertible debentures will further strengthen the Fund's balance sheet."

Cash Distribution Increase

Subject to the successful closing of this acquisition on or before September 30, 2004, Advantage will increase the cash distribution for the month of October, 2004 by 8.7% to $0.25 per Unit. The distribution will be payable on November 15, 2004 to Unitholders of record at the close of business on October 29, 2004. The ex-distribution date will be October 27, 2004. The increased monthly distribution amount represents an annualized yield of 16% based on the $18.80 issue price per subscription receipt offered concurrent with this acquisition.

Accretion Summary (1)

Advantage estimates that, on a proforma basis, the acquisition will be accretive on the following key criteria for the fourth quarter of 2004:

Metric	Accretion
Cash flow per Unit	26.9%
Production per Unit	28.6%
Reserves per Unit	16.0%

The Fund's payout ratio is anticipated to decline to approximately 75% for Q4, 2004. If the Fund's current hedging program, which substantially expires at the end of 2004, is excluded the payout ratio would decline to approximately 67%.

The Fund's bank debt to cash flow ratio will decline substantially from approximately 1.3x to 0.9x as the acquisition is being fully funded through a combination of subscription receipts and extendible convertible debentures.

(1) The Accretion Summary is based on the following assumptions: estimated production for Advantage of 15,700 boe/d and 6,250 boe/d for the Properties, the current one year commodity price strip for natural gas of US$6.35/mcf, for crude oil of US$43.00/bbl and a CDN$/US$ exchange rate of 77 cents.

Acquisition Highlights

- Attractive valuation of $28,800 per daily boe of production (net of land and seismic valuation);
- Production is weighted 49% light oil & NGLs, 40% natural gas and 11% heavy oil (23° API);
- The properties are located in Central and Southern Alberta and Southeast Saskatchewan;
- Approximately 13.9 million boe of proven and probable reserves are being acquired based upon an independent engineering determination prepared by Sproule Associates Limited effective July 1, 2004 in accordance with National Instrument 51-101;
- Approximately 60% of the production is operated; with nine projects representing 87% of current production;
- The properties have had minimal capital expenditure allocations over the past several years and offer numerous low risk infill and development drilling locations and optimization opportunities to enhance production and reserves;
- In addition to the reserves, the Fund will acquire approximately 80,000 net acres of undeveloped land supported by a combination of 3D and 2D seismic data; and
- Full tax pools, up to the purchase price of the assets, are included in the acquisition which will increase value to Unitholders in the form of tax deferrals on cash distributions.

Financing

In conjunction with the acquisition, Advantage announced today that it has entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc. for the purchase by the underwriters on a bought deal basis, subject to regulatory approval, of 3.5 million subscription receipts (the "Subscription Receipts") at a price of $18.80 per Subscription Receipt for total gross proceeds of $65.8 million, $75 million of five-year and $50 million of seven-year extendible convertible unsecured subordinated debentures (the "Five-Year Convertible Debentures" and "Seven-Year Convertible Debentures" respectively).

Each Subscription Receipt represents the right to receive one trust unit on the closing of the acquisition. The proceeds from the offering of Subscription Receipts will be deposited in escrow pending closing of the acquisition. If the acquisition closes on or before November 1, 2004, the net proceeds will be released to Advantage and used to pay part of the purchase price of the acquisition. If the offering closes before the acquisition closes, holders of Subscription Receipts at the time of the acquisition will be entitled to receive a payment equivalent to the amount of any cash distributions to Unitholders for which record dates occur between the closing of the offering, which is expected to be on or about September 14, 2004, and the closing of the acquisition, provided they hold Subscription Receipts upon exchange. If the acquisition fails to close by November 1, 2004, or the acquisition is terminated at an earlier time, the escrow agent will return the Subscription Receipt issue proceeds and the pro rata entitlement to interest thereon to holders of the Subscription Receipts.

Both the Five-Year Convertible Debentures and the Seven-Year Convertible Debentures will have a face value of $1,000 per debenture and an initial maturity date of November 1, 2004. If the acquisition does not close on or before November 1, 2004, or if the acquisition is terminated at an earlier time, both the Five-Year Convertible Debentures and the Seven-Year Convertible Debentures will mature on the initial maturity date. If the acquisition is completed on or prior to November 1, 2004, the Five-Year Convertible Debentures and the Seven-Year Convertible Debentures will have final maturity dates of October 1, 2009 and December 1, 2011, respectively.

The Five-Year Convertible Debentures will pay a coupon of 7.50% per annum, payable semi-annually on April 1st and October 1st of each year, commencing April 1, 2005, and will be convertible into trust units of Advantage at a conversion price of $20.25 per trust unit. The Seven-Year Convertible Debentures will pay a coupon of 7.75% per annum, payable semi-annually on June 1st and December

1st of each year, commencing June 1, 2005, and will be convertible into trust units of Advantage at a conversion price of $21.00 per trust unit. Holders converting their convertible debentures will receive accrued and unpaid interest thereon.

The securities being offered will be eligible for RRSPs, RRIFs, RESPs, and DPSPs, as domestic content. The securities are only being offered in Canada. The securities are not being offered for sale in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Closing of the offering is expected to occur on or about September 14, 2004.

Advantage's trust units and outstanding convertible debentures trade on the Toronto Stock Exchange under the symbols AVN.UN, AVN.DB, AVN.DB.A and AVN.DB.B, respectively.

This press release is not for release or distribution in the United States.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information from Advantage contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Ph: (416) 945-6636
Toll free: 1-866-393-0393

Advantage Energy Income Fund
3100, 150 – 6th Avenue SW
Calgary, Alberta
T2P 3Y7
Ph: (403) 261-8810
Fax: (403) 262-0723
Web: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

September 1, 2004

Advantage Announces Executive Appointment

(TSX: AVN.UN)

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or the "Fund") is pleased to announce that Mr. Weldon M. Kary has been promoted to the position of Vice President, Exploitation. Mr. Kary has been with Advantage since its inception on May 23, 2001, most recently as Manager, Geology and Geophysics.

Mr. Kary has over 26 years experience in the oil and gas exploration and development sector.

Previously Mr. Kary held the position of Exploration Manager at Fossil Oil & Gas Limited (1987-97); then Palliser Energy Corp. (1997-2000), when Palliser was purchased by Search Energy Corp, the predecessor entity of Advantage.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

News Release

Advantage Energy Income Fund Completes $186 Million Property Acquisition

September 15, 2004

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or "the Fund") (AVN.UN-TSX) announced today the closing of its previously announced acquisition of certain petroleum and natural gas properties and related assets in central Alberta, southern Alberta and southeast Saskatchewan from Anadarko Canada Corporation for total consideration of approximately $186 million (subject to adjustment). The transaction has an effective date of July 1, 2004. The Fund financed the acquisition with a $191 million bought deal financing through a syndicate of underwriters, led by Scotia Capital Inc., which was completed on September 14, 2004.

Under the bought deal financing, Advantage issued 3,500,000 Subscription Receipts (the "Subscription Receipts") at a price of $18.80 per Subscription Receipt for gross proceeds of $65,800,000, $75 million aggregate principal amount of 7.50% extendible convertible unsecured subordinated debentures (the "7.50% Debentures") and $50 million aggregate principal amount of 7.75% extendible convertible unsecured subordinated debentures (the "7.75% Debentures").

With the closing of the acquisition, trading in the Subscription Receipts will be halted, and the Subscription Receipts will remain halted until the close of business today, September 15, at which time they will be delisted. Holders of Subscription Receipts will receive one trust unit of the Fund for each Subscription Receipt held, effective at 5:00 p.m. (Calgary time) today, September 15. Advantage's previously-announced cash distribution of $0.23 per trust unit for September 2004 will be paid on October 15 to unitholders of record at the close of business on September 30, 2004. Holders of Subscription Receipts will be entitled as unitholders to receive that distribution, provided they continue to hold their trust units on the record date. With the closing of the acquisition, Advantage's cash distribution to be paid on November 15, 2004 to unitholders of record on October 29, 2004 will be $0.25 per trust unit, being an increase of 8.7% form its previous distribution level.

As the Subscription Receipts trade in the "book-entry" system and no individual certificates are issued, holders of Subscription Receipts are not required to take any action in order to receive the trust units to which they are entitled.

In addition, with the closing of the acquisition, the maturity dates of the 7.50% Debentures and 7.75% Debentures have been automatically extended from November 1, 2004 in each case to October 1, 2009 and December 1, 2011, respectively. The TSX trading symbols of the 7.50% Debentures and 7.75% Debentures are AVN.DB.D and AVN.DB.C, respectively.

Advantage's trust units and outstanding convertible debentures are listed on the TSX under the symbols "AVN.UN", "AVN.DB", "AVN.DB.A", "AVN.DB.B", respectively. Further information with respect to Advantage can be found at its website at www.advantageincome.com.

The Subscription Receipts, the 7.50% Debentures and the 7.75% Debentures have not been registered under the U.S. Securities Act and were not offered or sold in the United States.

ADVANTAGE

ENERGY INCOME FUND

This press release is not for release or distribution in the United States.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information from Advantage contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Ph: (416) 945-6636
Toll free: 1-866-393-0393

Advantage Energy Income Fund
3100, 150 – 6th Avenue SW
Calgary, Alberta
T2P 3Y7
Ph: (403) 261-8810
Fax: (403) 262-0723
Web: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

September 20, 2004

Advantage Announces Monthly Distribution of Cdn$0.23 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of September 2004 will be Cdn$0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 13.6% based on the September 17, 2004 closing price of Cdn$20.25 per Unit.

The distribution will be payable on October 15, 2004 to Unitholders of record at the close of business on September 30, 2004. The ex-distribution date is September 28, 2004. The cash distribution is based on approximately 44.1 million Units currently outstanding.

Concurrent with the closing of the previously announced Anadarko acquisition which closed on September 15, the Fund intends to raise the monthly distribution to Cdn$0.25 per Unit commencing in October.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

October 5, 2004

Advantage Energy Income Fund Webcast
October 7, 2004

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to be a participant in the Scotia Capital Investing for Income Conference on Thursday, October 7, 2004. Mr. Kelly Drader will be presenting at 10:10 a.m. EDT. The presentation will be available as a live webcast at on our website at www.advantageincome.com and will be archived and available at www.advantageincome.com/present.htm on Friday, October 8, 2004.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

October 18, 2004

Advantage Confirms 8.7% Increase in Monthly Distribution to Cdn$0.25 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of October 2004 will be Cdn$0.25 per Unit which is an 8.7% increase over the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 14.3% based on the October 15, 2004 closing price of Cdn$21.02 per Unit.

The Fund's payout ratio is anticipated to decline to approximately 75% for Q4, 2004. The payout ratio is expected to decline further in the first quarter of 2005 to levels below 65%, as the Fund's current hedging program substantially expires at the end of 2004 allowing the Fund to fully benefit from strengthening commodity markets.

The distribution will be payable on November 15, 2004 to Unitholders of record at the close of business on October 29, 2004. The ex-distribution date is October 27, 2004. The cash distribution is based on approximately 44.5 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

November 3, 2004

Advantage Announces the Acquisition of Defiant Energy Corporation and a 12% Increase in Monthly Distribution

(TSX: AVN.UN)

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or "the Fund") (TSX: AVN.UN) announced today it has entered into an Arrangement Agreement (the "Arrangement") to acquire all of the outstanding shares of Defiant Energy Corporation ("Defiant") (TSX: DEF). As part of the Arrangement Defiant shareholders will also receive shares in a new exploration company ("Exploreco") which will be guided by the current Defiant management team. The transaction is expected to close in mid December, 2004.

Consideration for the acquisition is as follows:

- Advantage will acquire all of the approximately 34.0 million fully diluted common shares of Defiant in exchange for 0.201373 of an Advantage Unit or $4.40 per share in cash, subject to a maximum cash consideration of $34 million. In lieu of Units, shareholders of Defiant may elect to receive exchangeable shares issued by Advantage Oil & Gas Ltd. subject to an aggregate limit of 1.5 million exchangeable shares. Advantage will assume Defiant's debt which was approximately $41.3 million at October 31, 2004.
- For each share of Defiant, Defiant shareholders will also receive shares of a newly incorporated Exploreco, which will hold approximately 97,000 net acres of undeveloped land and the option to acquire approximately 120 boe/d of production from Advantage in the West Pembina area for $5.6 million.

Cash Distribution Increase

Subject to the successful closing of the Arrangement on or before December 31, 2004, Advantage will increase the cash distribution by 12% to $0.28 per Unit for the month of January 2005. The distribution will be payable on February 15, 2005 to Unitholders of record at the close of business on January 31, 2005. The ex-distribution date will be January 27, 2005. The increased distribution represents an annualized yield of 16.4% based on the November 2, 2004 closing price of $20.54 per Unit.

Acquisition Highlights

- Production of 3,450 boe/d is weighted 72% towards natural gas and 28% to light oil and NGLs.
- Properties generate exceptional netbacks and have a Reserve Life Index in excess of 12 years.
- Approximately 15.2 million boe of proven and probable reserves are being acquired based on independent engineering evaluations prepared by Sproule Associates Limited effective July 1, 2004 and August 1, 2004.
- Asset base is highly concentrated consisting of three core areas located in central Alberta in close proximity to existing Advantage operations.
- Approximately 90% of the production is operated, with four projects representing 85% of current production.

- Advantage's 2004 $100 million drilling and development program will be unaffected. However the Defiant properties will provide Advantage with numerous additional low risk development opportunities for 2005.

Accretion Summary and Payout Ratio (1)

Advantage estimates that on a proforma basis, the acquisition will be accretive on the following key measures during the first quarter of 2005:

Metric (2)	Accretion
Cash flow per Unit	5.8%
Production per Unit	6.5%
Reserves per Unit	11.6%

The Fund's payout ratio is anticipated to be approximately 67% for Q1, 2005 based on the current one year commodity price strip.

(1) The Accretion Summary is based on the following assumptions: estimated proforma production for Advantage of 24,700 boe/d, the current one year commodity price strip for natural gas of US$7.80/mcf, for crude oil of US$47.50/bbl and a CDN$/US$ exchange rate of 82 cents.

(2) Based on 59.8 million Units, calculated on a fully diluted basis.

Board Recommendations

The boards of directors of Advantage and Defiant have unanimously approved the transaction. Waterous & Co. ("Waterous") advised Defiant and its board of directors.

Waterous, financial advisor to Defiant, has provided Defiant's board of directors with its opinion that the consideration to be received by shareholders of Defiant is fair from a financial point of view. The Defiant board has concluded that the transaction is in the best interests of the shareholders and have resolved to recommend shareholders to vote in favour of the Arrangement. The Defiant board and management, who in aggregate own approximately 22.3% of the fully diluted shares outstanding, will vote their shares in favour of the transaction. Defiant has also agreed to terminate any discussions with other parties, will not solicit any other transaction and will provide Advantage 48 hours right of first refusal notice. If the transaction between Defiant and Advantage is not completed under certain conditions, Advantage will receive a break fee of $5.5 million.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how

they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

November 10, 2004

Advantage Announces 3rd Quarter Results, Conference Call & Webcast on November 12, 2004

Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or "the Fund") is pleased to announce its unaudited operating and financial results for the third quarter ended September 30, 2004.

A conference call will be held on Friday, November 12 at 9:00 a.m. MST (11:00 a.m. EST). The conference call can be accessed toll-free at **1-877-407-9205**. A replay of the call will be available from approximately 5:00 p.m. on Monday, November 15, 2004 until approximately midnight, November 22, 2004 and can be accessed by dialing toll free **1-877-660-6853**. The account number is **1628**, conference ID number **122559** (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(thousands of dollars except per Unit amounts)	Three months ended Sept. 30, 2004	Three months ended Sept. 30, 2003	Nine months ended Sept. 30, 2004	Nine months ended Sept. 30, 2003
Financial				
Revenue before royalties	$ 56,722	$ 40,863	$ 164,739	$ 122,596
per Unit (1)	$ 1.39	$ 1.32	$ 4.18	$ 4.13
per boe	$ 39.87	$ 35.81	$ 39.73	$ 37.59
Cash flow from operations	$ 32,860	$ 24,567	$ 97,213	$ 73,918
per Unit (1)	$ 0.80	$ 0.79	$ 2.47	$ 2.49
per boe	$ 22.16	$ 21.53	$ 22.70	$ 22.67
Cash available for distribution (3)	$ 31,074	$ 23,581	$ 91,667	$ 70,609
per Unit (2)	$ 0.75	$ 0.76	$ 2.30	$ 2.38
per boe	$ 20.95	$ 20.67	$ 21.40	$ 21.65
Net income	$ 7,102	$ 9,560	$ 25,836	$ 45,890
per Unit (1)	$ 0.13	$ 0.28	$ 0.51	$ 1.44
Cash distributions	$ 28,730	$ 21,507	$ 82,447	$ 60,477
per Unit (2)	$ 0.69	$ 0.69	$ 2.07	$ 2.02
Payout ratio	92%	91%	90%	86%
Working capital deficit	$ 9,537	$ 12,078	$ 9,537	$ 12,078
Bank debt	$ 184,437	$ 126,366	$ 184,437	$ 126,366
Convertible debentures	$ 176,462	$ 43,549	$ 176,462	$ 43,549
Operating				
Production				
Natural gas (mcf/d)	75,425	58,686	74,788	55,053
Light oil and NGLs (bbls/d)	3,550	2,623	3,167	2,770
boe (6:1)	16,121	12,404	15,632	11,945
Average prices (including hedging)				
Natural gas ($/mcf)	$ 5.76	$ 5.96	$ 6.08	$ 6.20
Light oil & NGLs ($/bbl)	$ 51.20	$ 36.04	$ 46.24	$ 38.95
Supplemental (000s)				
Trust Units outstanding - end of period	44,350	31,318	44,350	31,318
Trust Units issuable for Convertible Debentures	9,261	2,783	9,261	2,783
Trust Units outstanding and issuable for Convertible Debentures - end of period	53,611	34,101	53,611	34,101
Weighted average Units	40,887	31,069	39,403	29,676

(1) based on weighted average number of Trust Units outstanding

(2) based on number of Trust Units outstanding at each cash distribution date

(3) cash flow from operations less interest on convertible debentures

CASH DISTRIBUTIONS TO UNITHOLDERS

- The Fund declared three distributions during the quarter totalling $0.69 per Unit. The distributions amounted to $0.23 per Unit, payable on August 16, September 15 and October 15 to Unitholders of record on July 30, August 31 and September 30 respectively.
- Cash available for distribution for the third quarter was $31.1 million or $0.75 per Unit compared to the amount reported in the third quarter of 2003 of $0.76 per Unit and represents a payout ratio of 92% of total cash available for distribution.
- As a result of the closing of the Anadarko asset acquisition and the recent strength in commodity prices the Fund increased its monthly distribution to $0.25 per Unit commencing in October. The Fund has announced a further increase to the distribution to $0.28 per Unit commencing in January, 2005. The increased monthly distribution represents a 22% increase from the $0.23 per Unit paid in September.

OIL & NATURAL GAS PRODUCTION

NATURAL GAS

- Natural gas production for the third quarter of 2004 was 75.4 mmcf/d, a 28% increase over the 58.7 mmcf/d reported in the third quarter of 2003.
- The increase in production is attributed to the acquisition of MarkWest Resources which closed December 2, 2003 and additional volumes added through drilling at Medicine Hat, Bantry and Shouldice.
- During the third quarter of 2004 Advantage drilled 35.5 net (46 gross) natural gas wells.

CRUDE OIL & NGLS

- Crude oil and natural gas liquids production increased 35% and averaged 3,550 bbls/d compared to 2,623 bbls/d in the third quarter of 2003. Third quarter 2003 oil production included 240 bbls/d related to a minor property disposition that occurred in the fourth quarter of 2003.
- Production increases resulted from the acquisition of MarkWest Resources and a successful drilling program at Nevis, Alberta.
- During the third quarter the Fund drilled 6.5 net (8 gross) successful oil wells.

DEVELOPMENT ACTIVITY

NEVIS

- The Fund acquired 23 sections of land at Nevis, Alberta through the MarkWest acquisition in December 2003. Through crown sales, swaps and a farm-in arrangement the Fund has acquired an additional 18 sections of land in this area.
- Over the course of the past year Advantage has drilled a total of 10 horizontal wells, four vertical earning wells and one vertical natural gas well at Nevis all with a 100% working interest. Three of the vertical earning wells encountered oil and will be re-entered and drilled as horizontal wells in the fourth quarter.
- In the fourth quarter, in addition to the re-entries, the Fund expects to drill six horizontal wells to continue developing the field with up to 60 to 70 additional wells planned over the next 12 to 18 months.
- Currently eight of the ten horizontal wells have been completed and equipped as oil wells and have added an average of 130 to 140 boe/d per well of new production, stabilizing at 80 to 90 boe/d per well after approximately eight months.
- Also during the third quarter the Fund shot 36 square kilometres of three dimensional seismic. Substantially all of the area now has three dimensional seismic coverage.

MEDICINE HAT

- A total of 66 natural gas wells (100% working interest) have been drilled during the first nine months of 2004 with a 100% success rate.
- An additional 32 natural gas wells (100% working interest) have been drilled in the early part of the fourth quarter.

- Current production from the Medicine Hat field is approximately 22 mmcf/d and expected to increase to approximately 24 mmcf/d by the end of the year with the completion and tie-in of the wells drilled in the fourth quarter.

ACQUISITION ACTIVITY

ANADARKO ASSETS

- On September 15, 2004 Advantage closed the acquisition of petroleum and natural gas properties located in central Alberta, southern Alberta and southeast Saskatchewan from Anadarko Canada Corporation for net consideration after adjustments of approximately $175 million.
- Production acquired amounted to 6,250 boe/d weighted 49% light oil and NGLs, 40% natural gas and 11% heavy oil (23° API).
- Approximately 13.9 million boe of proven and probable reserves were acquired based on an independent engineering determination prepared by Sproule Associates Limited effective July 1, 2004.
- 60% of the production is operated with nine projects representing 87% of the total production.
- The acquisition was financed through the issuance of 3.5 million Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.5% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $182.5 million.

DEFIANT ENERGY CORPORATION

- On November 3, 2004 Advantage announced it had entered into an Arrangement Agreement to acquire all of the outstanding shares of Defiant Energy Corporation. The acquisition is expected to close prior to year end.
- Production to be acquired of 3,450 boe/d is weighted 72% towards natural gas and 28% to light oil and NGLs.
- Approximately 15.2 million boe of proven and probable reserves are to be acquired with a reserve life index in excess of 12 years.
- The asset base is highly concentrated consisting of three core areas located in central Alberta all of which are in close proximity to existing Advantage operations.
- approximately 90% of the production is operated, with four projects representing 85% of current production.

Consideration for the acquisition is as follows:

- Advantage will acquire all of the approximately 34.0 million fully diluted common shares of Defiant in exchange for 0.201373 of an Advantage Unit or $4.40 per share in cash, subject to a maximum cash consideration of $34 million. In lieu of Units, shareholders of Defiant may elect to receive exchangeable shares issued by Advantage Oil & Gas Ltd. subject to an aggregate limit of 1.5 million exchangeable shares. Advantage will assume Defiant's debt which was approximately $41.3 million at October 31, 2004.
- For each share of Defiant, Defiant shareholders will also receive shares of a newly incorporated Exploreco, which will hold approximately 97,000 net acres of undeveloped land and the option to acquire approximately 120 boe/d of production from Advantage in the West Pembina area for $5.6 million.

ACCRETION SUMMARY

Advantage estimates that, on a pro forma basis, these two acquisitions would have been accretive on the following key criteria at as August 31, 2004:

- Production per Unit: 35.4%
- Cash flow per Unit: 36.9%
- Reserves (P+P) per Unit: 27.2%

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended September 30, 2004 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2003.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions for the three months ended September 30, 2004 were $0.69 per Unit, or $28.7 million and $2.07 per Unit, or $82.4 million for the nine months ended September 30, 2004. The third quarter 2004 distributions were comprised of $0.23 per month for each of July, August and September. The amount distributed for the quarter represents 92% of total cash available for distribution. Cash available for distribution is defined as cash flow from operations less interest on convertible debentures. The remaining cash withheld during the first nine months of 2004 of $9.2 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $216.3 million or $7.96 per Unit. As a result of strengthening commodity prices and the closing of the Anadarko asset acquisition in September, Advantage has increased the monthly distribution from $0.23 per Unit to $0.25 per Unit commencing for the month of October. In addition, on November 3 Advantage announced that it had entered an Arrangement Agreement to acquire all of the outstanding shares of Defiant Energy Corp. Subject to successful closing of the acquisition, which is scheduled for mid December, Advantage will further increase its monthly distribution to $0.28 per Unit commencing in the month of January 2005. This would represent a 22% increase in the monthly distribution rate from the month of September.

Cash distributions to Unitholders were paid as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
July 31, 2004	July 30, 2004	Aug. 16, 2004	$ 9,219	$ 0.23
Aug. 31, 2004	Aug. 31, 2004	Sept. 15, 2004	$ 9,311	0.23
Sept. 30, 2004	Sept. 30, 2004	Oct. 15, 2004	$ 10,200	0.23
			$ 28,730	$ 0.69

PRODUCTION

During the three months ended September 30, 2004 Advantage's natural gas production increased by 28% to 75.4 mmcf/d compared to 58.7 mmcf/d for the quarter ended September 30, 2003. Year to date, Advantage's natural gas production increased by 36% to 74.8 mmcf/d compared to 55.1 mmcf/d for the nine months ended September 30, 2003. The increase in natural gas production is primarily due to the acquisition of MarkWest Resources on December 2, 2003. In addition successful drilling at Medicine Hat, Shouldice and Bantry have added production to offset natural declines. On September 15, 2004 Advantage closed the acquisition of the Anadarko assets. Production related to the acquisition is included in the Funds financial statements from the date of closing and therefore did not have a material impact on third quarter production levels.

Year to date, Advantage's liquids production increased by 14% to 3,167 bbls/d compared to 2,770 bbls/d for the nine months ended September 30, 2003. Crude oil and natural gas liquids production averaged 3,550 bbls/d in the third quarter of 2004 compared to 2,623 bbls/d for the quarter ending September 30, 2003. The 35% increase in liquids production from the third quarter of 2003 is due to the acquisition of MarkWest on December 2, 2003 and additional light oil volumes added through the drill bit at Nevis, Alberta.

PRICES

During the nine months ended September 30, 2004, the Fund's natural gas price averaged $6.35 per mcf ($6.08 per mcf including hedging) compared to $6.64 per mcf ($6.20 per mcf including hedging) for the same period of 2003.

During the three months ended September 30, 2004 Advantage's natural gas price averaged $6.11 per mcf ($5.76 per mcf including hedging) compared to $5.85 per mcf ($5.96 per mcf including hedging) in the third quarter of 2003. For the three months ended September 30, 2004 AECO daily prices averaged $6.49 per mcf compared to $5.87 per mcf in the same period of 2003.

Natural gas prices have remained relatively strong during the third quarter of 2004 and have traded in a $5 - $7 per mcf range since the spring of 2003. Early in the fourth quarter of 2004 natural gas prices have increased above this band with winter 2004/2005 prices currently trading at $8.35 per mcf. The strengthening of natural gas has been attributed to (i) the strength of

crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) the shut-in of production in the Gulf of Mexico which resulted from hurricane season and (iv) the approach of the winter heating season coupled with concerns over supply. Advantage continues to believe the pricing fundamentals for natural gas remain strong.

For the nine months ended September 30, 2004, crude oil and NGLs prices averaged $46.24 per barrel ($46.24 per barrel including hedging) compared to $39.54 per barrel ($38.95 per barrel including hedging) for the same period in 2003. Crude oil and NGLs prices averaged $51.20 per barrel ($51.20 per barrel including hedging) in the third quarter of 2004 compared to $36.27 per barrel ($36.04 per barrel including hedging) in the three months ended September 30, 2003. Advantage had no crude oil hedges in place in the third quarter of 2004. Third quarter 2004 prices for WTI crude oil averaged US$43.88 per barrel, 45% higher than the US$30.20 per barrel realized during the third quarter of 2003. Partially offsetting the increase in WTI prices was a stronger Canadian dollar which averaged $US/$Cdn $0.77 in the third quarter of 2004 compared to $0.73 in the third quarter of 2003.

Crude oil prices continued to be strong during the third quarter of 2004. Factors that affect the continued strength of crude oil include (i) continued conflict in the middle east, (ii) low global inventory levels and (iii) increasing world oil demand. All of these factors are expected to keep crude oil prices high for the remainder of the year and into 2005.

HEDGING

The Fund currently has the following hedge contracts in place:

Volume	Effective Period	Average Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

During the third quarter of 2004 the Fund realized $2.4 million ($0.35/mcf) in hedging losses on natural gas. These realized losses are included within petroleum and natural gas sales on the statement of income. Advantage's current and future crude oil production is currently unhedged. At September 30, 2004, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $7.6 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage has not entered into any additional hedges for 2005 at this time. However, the Fund will continue to monitor commodity markets.

ROYALTIES

During the third quarter of 2004 Advantage's royalties amounted to $11.1 million (18.8% of pre-hedged revenue) compared to $6.4 million (15.8% of pre-hedged revenue) in the third quarter of 2003. For the nine months ended September 30, 2004, royalties have amounted to $32.2 million (18.9% of pre-hedged revenue) compared to $21.1 million (16.3% of pre-hedged revenue) for the nine months ended September 30, 2003. Total royalties in 2004 are higher as a result of higher revenues. The increase in the royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. In addition, the acquisition of the Anadarko properties is expected to increase the Fund's royalty rate to approximately 21% in the fourth quarter and into 2005.

OPERATING COSTS

Operating costs for the three months ended September 30, 2004 amounted to $9.2 million or $6.19 per boe compared to $7.2 million or $6.27 per boe in the third quarter of 2003. Operating costs for the nine months ended September 30, 2004 amounted to $25.7 million or $6.01 per boe compared to $18.3 million or $5.61 per boe for the nine months ended September 30, 2003. Operating costs have steadily increased over the past two years due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that have occurred as a result of very high levels of industry activity. Advantage's increased operating costs over 2003 are in line with overall industry trends.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

Year to date cash and general administrative (G&A) expenses have amounted to $2.5 million or $0.59 per boe compared to $2.4 million or $0.73 per boe for the nine months ended September 30, 2003. G&A expense in the third quarter of 2004 amounted to $0.9 million or $0.61 per boe compared to $0.6 million or $0.55 per boe in the third quarter of 2003. G&A expense in the third quarter of 2004 was slightly higher than the prior year due to increased staff levels that have resulted from the growth of the Fund.

A stock-based compensation expense of $1.0 million was recorded in the second quarter of 2004 related to the issuance of Trust Unit rights to the independent directors of Advantage. This non-cash amount represents the fair value attributed to trust

unit rights granted during the second quarter under the Trust Units Rights Incentive Plan. During the third quarter there were no further issuances of such unit rights.

Management fees for the three months ended September 30, 2004 amounted to $0.5 million or $0.37 per boe compared to $0.4 million or $0.36 per boe in the third quarter of 2003. Year to date, management fees have amounted to $1.6 million or $0.37 per boe compared to $1.2 million or $0.38 per boe for the nine months ended September 30, 2003. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenue less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At September 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance for the first nine months of 2004 as the actual amount is calculated and paid on an annual basis only. If the performance fee was paid at September 30, 2004, based on the performance of the Trust in the first nine months of the year, the total fee payable would be $19.0 million. The Trust has accrued three quarters of this amount or $14.2 million for the first nine months of 2004. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Year to date, interest expense has amounted to $4.3 million ($1.01 per boe) compared to $4.9 million ($1.51 per boe) for the nine months ended September 30, 2003. Interest expense for the three months ended September 30, 2004 amounted to $1.6 million ($1.11 per boe) compared to $1.5 million ($1.34 per boe) for the third quarter of 2003. Higher interest expense in the third quarter of 2004 is primarily the result of higher debt balances partially offset by lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $0.5 million for the three months ended September 30, 2004 compared to $0.2 million for the same period of 2003. Capital taxes are determined based on debt and equity levels at the end of the year and primarily increased due to property acquisitions during the third quarter. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

For the three months ended September 30, 2004 a future income tax recovery of $7.1 million was included in income compared to a $3.5 million recovery for the comparable period in 2003. The Alberta government enacted a tax rate reduction of 1% in the first quarter of 2004, reducing the tax rate from 12.5% to 11.5% effective April 1, 2004. This resulted in an additional tax recovery during the first quarter of approximately $2.2 million.

During the second quarter of 2003 the Fund recorded a non-recurring benefit of $11.7 million resulting from changes to the Income Tax Act related to the resource sector. The changes included a change in the federal tax rate, deductibility of crown royalties and the elimination of resource allowance, to be phased in over the next five years.

CASH FLOW NETBACK

Breakdown of cash flow per boe	Three months ended Sept. 30 2004	Three months ended Sept. 30 2003	Nine months ended Sept. 30 2004	Nine months ended Sept. 30 2003
Crude oil and natural gas sales	$ 39.87	$ 35.36	$ 39.73	$ 39.76
Hedging gains (losses)	(1.63)	0.45	(1.26)	(2.17)
Government and other royalties	(7.49)	(5.59)	(7.53)	(6.47)
Operating costs	(6.19)	(6.27)	(6.01)	(5.61)
Operating netback	24.56	23.95	24.93	25.51
General and administrative	(0.61)	(0.55)	(0.59)	(0.73)
Management fees	(0.37)	(0.36)	(0.37)	(0.38)
Interest and taxes	(1.42)	(1.51)	(1.27)	(1.74)
Cash flow from operations	$ 22.16	$ 21.53	$ 22.70	$ 22.66
Interest on convertible debentures	(1.21)	(0.86)	(1.30)	(1.01)
Cash available for distribution	$ 20.95	$ 20.67	$ 21.40	$ 21.65

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion ("D,D&A") rate for the third quarter of 2004 was $16.27 per boe compared to $11.56 per boe for the third quarter of 2003. The D,D&A rate per boe increased in 2004 compared to 2003 due the acquisition of MarkWest Resources and the Anadarko assets and revisions to the Fund's total proven reserves pursuant to National Instrument 51-101. Included in third quarter D,D&A is $0.7 million of accretion expense related to the asset retirement obligations. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of prior periods, which resulted in the third quarter 2003 D,D&A rate to increase to $11.56 per boe compared to the previously reported rate of $11.50 per boe and D,D&A expense to increase by $0.1 million.

FINANCIAL REPORTING UPDATE

Hedging Relationships

Effective in the Fund's first quarter of 2004, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Although the Fund believes that all of the hedges Advantage enters into are effective economic hedges, Advantage has elected to not use hedge accounting. The Fund will be using the fair value method to account for all of its hedge transactions. This method requires Advantage to mark-to-market at the balance sheet date the fair value of all outstanding hedges. At September 30, 2004 the mark-to-market valuation of Advantage's outstanding hedges was a loss of $7.6 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004. The impact to the Trust of the implementation of this policy is disclosed in note 1 (b) of the September 30, 2004 financial statements.

Full Cost Accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16 "Oil and Gas Accounting – Full Cost". This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry". Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

	Payments due by period				
($millions)	Total	2004	2005-2006	2007-2008	2009 & thereafter
Building lease	$ 4.9	$ 0.2	$ 2.8	$ 1.9	-
Capital lease	$ 2.4	$ 0.1	$ 0.9	$ 1.4	-
Pipeline/transportation	$ 2.8	$ 0.4	$ 2.1	$ 0.2	$ 0.1
Total contractual obligations	$ 10.1	$ 0.7	$ 5.8	$ 3.5	$ 0.1

QUARTERLY PERFORMANCE

($thousands, except per Unit amounts)	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net revenues	$ 48,255	$ 44,436	$ 32,227	$ 36,074	$ 34,483	$ 33,144	$ 33,883	$29,641
Net income (loss)	$ 7,102	$ 11,762	$ 6,972	$ (1,866)	$ 9,559	$ 20,752	$ 15,578	$ 2,892
Net income (loss) per Unit, basic	$ 0.13	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.67	$ 0.50	$ 0.07
Net income (loss) per Unit, diluted	$ 0.13	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.64	$ 0.48	$ 0.07

The table above highlights the Trust's performance for the third quarter of 2004 and also for the preceding seven quarters through 2003 and 2002. Net revenues are primarily impacted by commodity prices, production volumes and royalties.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending September 30, 2004 were $25.5 million. Expenditures were focused on drilling, completions, pipelines and compression at Medicine Hat, Bantry, Nevis and Shouldice. The Fund's Board of Directors approved an increase in the capital expenditures budget to $100 million during the second quarter. The additional funds will be primarily expended developing the Nevis oil discovery and at Medicine Hat where an additional 32 natural gas well program commenced late in the third quarter.

Sources and Uses of Funds ($ thousands)

Nine months ended		Sept. 30, 2004
Sources of funds		
Cash flow from operations	$	97,213
Units issued, net of costs		62,617
Convertible debentures issued, net of costs		119,567
Increase in bank debt		81,469
Property dispositions		791
	$	361,657
Uses of funds		
Capital expenditures	$	78,710
Property acquisitions		176,300
Distributions paid to Unitholders		80,692
Interest paid to debenture holders		5,546
Increase in working capital		19,769
Other		640
	$	361,657

Currently, Advantage has 44,349,704 Trust Units outstanding and 9,261,303 Trust Units are issuable for the $176,462,000 convertible debentures still outstanding.

On September 15, 2004 Advantage issued 3,500,000 Trust Units and $75 million aggregate principal amount of 7.50% convertible unsecured subordinated debentures and $50 million aggregate principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets from Anadarko.

Total bank debt outstanding at September 30, 2004 was $184.4 million. Advantage has an agreement with a syndicate of four Canadian chartered banks that provides for a $270 million facility consisting of $260 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2005. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement for the Trust covering all assets and cash flows. At September 30, 2004 Advantage also had a working capital deficit of $9.5 million.

NON-GAAP MEASURES

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

November 10, 2004

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)	September 30, 2004 (unaudited)	December 31, 2003 (restated - note 1)
Assets		
Current assets		
Accounts receivable	$ 38,707	$ 34,181
Fixed assets		
Property and equipment	936,676	675,090
Accumulated depletion and depreciation	(219,594)	(155,155)
	717,082	519,935
Goodwill	27,773	27,773
	$ 783,562	**$ 581,889**
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 38,044	$ 53,287
Cash distributions payable to Unitholders	10,200	8,445
Hedging liability (note 6)	7,580	-
Bank indebtedness (note 2)	184,437	102,968
	240,261	**164,700**
Capital lease obligation	1,804	2,043
Asset retirement obligations (note 3)	21,554	13,892
Future income taxes	61,404	77,999
	325,023	**258,634**
Unitholders' equity		
Unitholders' capital (note 4i)	427,856	302,496
Convertible debentures (note 4ii)	176,462	99,984
Contributed surplus (note 4i)	1,036	-
Accumulated income	87,994	73,137
Accumulated cash distributions	(234,809)	(152,362)
	458,539	323,255
	$ 783,562	**$ 581,889**

Subsequent event (note 8)

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

(thousands of dollars except per Unit amounts) (unaudited)	Three months ended Sept. 30, 2004	Three months ended Sept. 30, 2003	Nine months ended Sept. 30, 2004	Nine months ended Sept. 30, 2003
		(restated - note 1)		(restated - note 1)
Revenue				
Petroleum and natural gas	$ 56,722	$ 40,863	$164,739	$122,596
Unrealized hedging gain (loss) (note 6)	2,644	-	(7,580)	-
Royalties, net of Alberta Royalty Credit	(11,111)	(6,380)	(32,241)	(21,086)
	48,255	**34,483**	**124,918**	**101,510**
Expenses				
Operating	9,185	7,153	25,723	18,291
General and administrative	908	633	2,542	2,373
Stock-based compensation	-	-	1,036	-
Management fee	547	410	1,602	1,248
Non-cash performance incentive (note 7)	11,321	5,291	14,221	10,131
Interest	1,645	1,531	4,322	4,918
Depletion, depreciation and accretion	24,134	13,190	65,135	36,427
	47,740	**28,208**	**114,581**	**73,388**
Income before taxes	515	6,275	10,337	28,122
Future income tax recovery	(7,053)	(3,474)	(16,595)	(18,530)
Income and capital taxes	466	189	1,096	762
	(6,587)	**(3,285)**	**(15,499)**	**(17,768)**
Net income	7,102	9,560	25,836	45,890
Accumulated income, beginning of period as previously reported	88,044	70,640	72,022	36,581
Effect of change in accounting for asset retirement obligations (note 1)	-	1,150	1,115	1,255
Accumulated income, beginning of period as restated	88,044	71,790	73,137	37,836
Interest on convertible debentures	(1,786)	(986)	(5,546)	(3,309)
Costs on issuance of convertible debentures	(5,366)	(1,437)	(5,433)	(1,490)
Accumulated income, end of period	**$ 87,994**	**$ 78,927**	**$ 87,994**	**$ 78,927**
Net income per Trust Unit				
Basic	**$ 0.13**	**$ 0.28**	**$ 0.51**	**$ 1.44**
Diluted	**$ 0.13**	**$ 0.28**	**$ 0.51**	**$ 1.40**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of dollars) (unaudited)	Three months ended Sept. 30, 2004	Three months ended Sept. 30, 2003	Nine months ended Sept. 30, 2004	Nine months ended Sept. 30, 2003
		(restated - note 1)		(restated - note 1)
Operating Activities				
Net income	$ 7,102	$ 9,560	$ 25,836	$ 45,890
Add (deduct) items not requiring cash:				
Stock-based compensation	-	-	1,036	-
Non-cash performance incentive (note 7)	11,321	5,291	14,221	10,131
Future income taxes	(7,053)	(3,474)	(16,595)	(18,530)
Unrealized hedging loss (gain) (note 6)	(2,644)	-	7,580	-
Depletion, depreciation and accretion	24,134	13,190	65,135	36,427
Funds from operations	32,860	24,567	97,213	73,918
Expenditures on asset retirement (note 3)	(253)	(53)	(401)	(134)
Changes in non-cash working capital	(61)	397	(13,352)	742
Cash provided by operating activities	**32,546**	**24,911**	**83,460**	**74,526**
Financing Activities				
Units issued, net of costs (note 4)	62,389	52	62,617	(79)
Convertible debentures issued, net of costs (note 4)	119,567	28,510	119,567	28,510
Increase (decrease) in bank debt	22,730	(12,993)	81,469	12,144
Interest on convertible debentures	(1,786)	(167)	(5,546)	(3,228)
Reduction of capital lease obligation	(81)	-	(239)	-
Cash distributions to Unitholders	(27,718)	(21,420)	(80,692)	(58,152)
Cash provided by (used in) financing activities	**175,101**	**(6,018)**	**177,176**	**(20,805)**
Investing Activities				
Expenditures on property and equipment	(25,485)	(16,976)	(78,710)	(54,700)
Property dispositions	-	-	791	-
Property acquisitions	(176,300)	-	(176,300)	(894)
Changes in non-cash working capital	(5,862)	(1,917)	(6,417)	1,873
Cash used in investing activities	**(207,647)**	**(18,893)**	**(260,636)**	**(53,721)**
Net increase in cash	0	0	0	0
Cash, beginning of period	0	0	0	0
Cash, end of period	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Taxes paid	$ 368	$ 468	$ 999	$ 858
Interest paid	$ 954	$ 880	$ 4,275	$ 5,201

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All tabular amounts in thousands, except for per Unit amounts (unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2003 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2003 as set out in Advantage's Annual Report.

1. CHANGE IN ACCOUNTING POLICIES

(a) Petroleum and Natural Gas Properties and Related Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and September 30, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

(b) Asset Retirement Obligations

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 7,137	$ 3,856
Asset retirement obligations	$ 13,892	$ 7,351
Provision for future site restoration	$ (8,451)	$ (5,396)
Future income taxes	$ 581	$ 646
Accumulated income	$ 1,115	$ 1,255

Statements of Income	Three months ended Sept. 30, 2003	Nine months ended Sept. 30, 2003	Year ended December 31, 2003
Accretion expense	$ 129	$ 386	$ 515
Depletion and depreciation on asset retirement costs	$ 252	$ 721	$ 997
Amortization of estimated future removal and site restoration liability	$ (309)	$ (881)	$ (1,307)
Future taxes	$ (23)	$ (72)	$ (65)
Net income (loss) impact	$ (49)	$ (154)	$ (140)
Basic net income (loss) per Unit	$ (0.00)	$ (0.00)	$ (0.00)
Diluted net income (loss) per Unit	$ (0.00)	$ (0.00)	$ (0.00)

(c) Hedging Relationships

Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date. In accordance with this method, the Fund has recorded an unrealized hedging loss of $7.6 million at September 30, 2004. Realized gains and losses on settlement of hedges has been included within petroleum and natural gas revenue.

2. Bank Debt

Advantage has an agreement with a syndicate of four Canadian chartered banks to increase its extendible revolving loan facility from $210 million to $260 million and the renewal of a $10 million operating loan facility with a maturity date of May 28, 2005. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalent.

3. Asset Retirement Obligations

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $55.6 million which will be incurred between 2004 to 2054. A credit-adjusted risk-free rate of 7.0 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Nine month period ended Sept. 30, 2004	Year ended December 31, 2003
Balance, beginning of period	$ 13,892	$ 7,351
Accretion expense	695	515
Liabilities incurred	7,368	6,362
Liabilities settled	(401)	(336)
Balance, end of period	$ 21,554	$ 13,892

4. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2003	36,717,206	$ 282,904
2003 non-cash performance incentive	1,099,104	19,592
Issued for cash, net of costs	3,500,000	62,322
Issued on conversion of debentures	2,978,394	48,522
Issued on exercise of options, net of costs	55,000	295
Non-cash performance incentive estimated (see note 7)	-	14,221
Balance at Sept. 30, 2004	**44,349,704**	**$ 427,856**

On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

On September 15, 2004 Advantage issued 3,500,000 Trust Units to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

(c) Trust Units Rights Incentive Plan

	Series A		Series B	
	Number	Price	Number	Price
Balance at December 31, 2003	140,000	$ 7.87	-	-
Exercised	(55,000)	-	-	-
Issued	-	-	225,000	$ 18.42
Reduction of exercise price	-	(2.07)	-	(0.92)
Balance at Sept. 30, 2004	85,000	$ 5.80	225,000	$ 17.50

On June 17, 2004 the Fund issued 225,000 Series B Trust Unit Rights to the independent directors of Advantage at a price of $18.42 per Right. At the option of the Rights holder the exercise price can be adjusted downwards over time based on distributions made by the Trust to Unitholders. During the second quarter the Fund recorded a non-cash stock-based compensation expense of $1.0 million to recognize the fair value of the Rights granted. As the Rights vested immediately no further expense will be recognized related to the Rights issuance. Based on a September 30, 2004 unit price of $21.50, the increase in the intrinsic value of the Trust Unit Rights during third quarter of 2004 is approximately $1.1 million.

(ii) Convertible Debentures

Interest Rate	Conversion Price per Unit	Balance at Dec. 31, 2003	Issued	Converted to Trust Units	Balance at Sept. 30, 2004
10.00%	$ 13.30	$ 10,214	$ -	$ (4,619)	$ 5,595
9.00%	$ 17.00	30,000	-	(7,334)	22,666
8.25%	$ 16.50	59,770	-	(35,094)	24,676
7.75%	$ 21.00	-	50,000	-	50,000
7.50%	$ 20.25	-	75,000	(1,475)	73,525
		$ 99,984	$ 125,000	$ (48,522)	$ 176,462

On September 15, 2004 Advantage issued $75 million aggregate principal amount of 7.50% convertible unsecured subordinated debentures and $50 million aggregate principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the nine months ended September 30, 2004, $48.5 million debentures were converted resulting in the issuance of 2,978,394 Advantage Units.

5. ASSET ACQUISITION

On September 15, 2004 Advantage closed the acquisition of certain petroleum and natural gas properties and related assets for net consideration of $175.4 million. The asset retirement obligation assumed and recorded on this acquisition was $6.6 million.

6. FINANCIAL INSTRUMENTS

As at September 30, 2004 the Fund has the following hedges in place:

Volume	Effective Period	Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

As at September 30, 2004 the settlement value of the hedges outstanding was approximately $7.6 million and has been charged to income as an unrealized hedging loss.

7. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At September 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first nine months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening Unit price was $17.83 per Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. If the performance fee was paid at September 30, 2004 based on the performance of the Trust in the first nine months of the year the total fee payable would be $19.0 million. The Trust has accrued three quarters of this amount or $14.2 million for the first nine months of 2004. It is expected that any fee earned be paid to the Manager in Advantage Trust Units and therefore the accrued fee to September 30, 2004 has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

8. SUBSEQUENT EVENT

On November 3, 2004 Advantage announced that it had entered into an Arrangement Agreement (the "Arrangement") to acquire all of the issued and outstanding shares of Defiant Energy Corporation ("Defiant"). Advantage will acquire all of the approximately 34.0 million fully diluted common shares of Defiant in exchange for 0.201373 of an Advantage Trust Unit or $4.40 per share in cash, subject to a maximum cash consideration of $34 million. In lieu of Advantage Trust Units, shareholders of Defiant may elect to receive exchangeable shares issued by Advantage Oil & Gas Ltd. subject to an aggregate limit of 1.5 million exchangeable shares. Advantage will assume Defiant's debt which was approximately $41.3 million at October 31, 2004.

FORWARD LOOKING INFORMATION

The information in this release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

Advantage Energy Income Fund – News Release

November 15, 2004

Advantage Announces Monthly Distribution of Cdn$0.25 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of November 2004 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 14.2% based on the November 12, 2004 closing price of Cdn$21.15 per Unit.

The distribution will be payable on December 15, 2004 to Unitholders of record at the close of business on November 30, 2004. The ex-distribution date is November 26, 2004. The cash distribution is based on approximately 45.3 million Units currently outstanding and Debentures outstanding as follows:

Coupon	Debentures Outstanding	Conversion Price
10.00%	$ 4,888,000	$ 13.30
9.00%	17,837,000	$ 17.00
8.25%	17,548,000	$ 16.50
7.75%	50,000,000	$ 21.00
7.50%	70,051,000	$ 20.25
	$ 160,324,000	

Subject to the successful closing of the Defiant acquisition on or before December 31, 2004, Advantage will increase the cash distribution by 12% to $0.28 per Unit commencing in January 2005. The first $0.28 per Unit distribution will be payable on February 15, 2005 to Unitholders of record at the close of business on January 31, 2005. The ex-distribution date will be January 27, 2005. The increased distribution represents an annualized yield of 15.9% based on the November 12, 2004 closing price of $21.15 per Unit.

Webcast Alert

VP and Director, Gary Bourgeois will be participating in the Canadian Energy Trust Virtual Forum on Tuesday, November 16 at 9:30 am EST. The forum can be accessed on the internet at http://www.informedinvestors.com/IIF_Forum.asp?ForumID=85132.

For further information contact:

Mr. Gary F. Bourgeois, VP and Director
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

2004 Third Quarter Report

Q3

Financial and Operating Highlights

(thousands of dollars except per Unit amounts)

	Three months ended Sept. 30, 2004	Three months ended Sept. 30, 2003	Nine months ended Sept. 30, 2004	Nine months ended Sept. 30, 2003
Financial				
Revenue before royalties	$ 56,722	$ 40,863	$ 164,739	$ 122,596
per Unit [1]	$ 1.39	$ 1.32	$ 4.18	$ 4.13
per boe	$ 39.87	$ 35.81	$ 39.73	$ 37.59
Cash flow from operations	$ 32,860	$ 24,567	$ 97,213	$ 73,918
per Unit [1]	$ 0.80	$ 0.79	$ 2.47	$ 2.49
per boe	$ 22.16	$ 21.53	$ 22.70	$ 22.67
Cash available for distribution [3]	$ 31,074	$ 23,581	$ 91,667	$ 70,609
per Unit [2]	$ 0.75	$ 0.76	$ 2.30	$ 2.38
per boe	$ 20.95	$ 20.67	$ 21.40	$ 21.65
Net income	$ 7,102	$ 9,560	$ 25,836	$ 45,890
per Unit [1]	$ 0.13	$ 0.28	$ 0.51	$ 1.44
Cash distributions	$ 28,730	$ 21,507	$ 82,447	$ 60,477
per Unit [2]	$ 0.69	$ 0.69	$ 2.07	$ 2.02
Payout ratio	92%	91%	90%	86%
Working capital deficit	$ 9,537	$ 12,078	$ 9,537	$ 12,078
Bank debt	$ 184,437	$ 126,366	$ 184,437	$ 126,366
Convertible debentures	$ 176,462	$ 43,549	$ 176,462	$ 43,549
Operating				
Production				
Natural gas (mcf/d)	75,425	58,686	74,788	55,053
Light oil and NGLs (bbls/d)	3,550	2,623	3,167	2,770
boe (6:1)	16,121	12,404	15,632	11,945
Average prices (including hedging)				
Natural gas ($/mcf)	$ 5.76	$ 5.96	$ 6.08	$ 6.20
Light oil & NGLs ($/bbl)	$ 51.20	$ 36.04	$ 46.24	$ 38.95
Supplemental (000s)				
Trust Units outstanding - end of period	44,350	31,318	44,350	31,318
Trust Units issuable for Convertible Debentures	9,261	2,783	9,261	2,783
Trust Units outstanding and issuable for Convertible Debentures - end of period	53,611	34,101	53,611	34,101
Weighted average Units	40,887	31,069	39,403	29,676

(1) based on weighted average number of Trust Units outstanding

(2) based on number of Trust Units outstanding at each cash distribution date

(3) cash flow from operations less interest on convertible debentures

Cash Distributions to Unitholders

- The Fund declared three distributions during the quarter totalling $0.69 per Unit. The distributions amounted to $0.23 per Unit, payable on August 16, September 15 and October 15 to Unitholders of record on July 30, August 31 and September 30 respectively.
- Cash available for distribution for the third quarter was $31.1 million or $0.75 per Unit compared to the amount reported in the third quarter of 2003 of $0.76 per Unit and represents a payout ratio of 92% of total cash available for distribution.
- As a result of the closing of the Anadarko asset acquisition and the recent strength in commodity prices the Fund increased its monthly distribution to $0.25 per Unit commencing in October. The Fund has announced a further increase to the distribution to $0.28 per Unit commencing in January, 2005 subject to the closing of the Defiant acquisition prior to year end. The increased monthly distribution represents a 22% increase from the $0.23 per Unit paid in September.

Oil & Natural Gas Production

NATURAL GAS

- Natural gas production for the third quarter of 2004 was 75.4 mmcf/d, a 28% increase over the 58.7 mmcf/d reported in the third quarter of 2003.
- The increase in production is attributed to the acquisition of MarkWest Resources which closed December 2, 2003 and additional volumes added through drilling at Medicine Hat, Bantry and Shouldice.
- During the third quarter of 2004 Advantage drilled 35.5 net (46 gross) natural gas wells.

CRUDE OIL & NGLS

- Crude oil and natural gas liquids production increased 35% and averaged 3,550 bbls/d compared to 2,623 bbls/d in the third quarter of 2003. Third quarter 2003 oil production included 240 bbls/d related to a minor property disposition that occurred in the fourth quarter of 2003.
- Production increases resulted from the acquisition of MarkWest Resources and a successful drilling program at Nevis, Alberta.
- During the third quarter the Fund drilled 6.5 net (8 gross) successful oil wells.

Development Activity

NEVIS

- The Fund acquired 23 sections of land at Nevis, Alberta through the MarkWest acquisition in December 2003. Through crown sales, swaps and a farm-in arrangement the Fund has acquired an additional 18 sections of land in this area.
- Over the course of the past year Advantage has drilled a total of 10 horizontal wells, four vertical earning wells and one vertical natural gas well at Nevis all with a 100% working interest. Three of the vertical earning wells encountered oil and will be re-entered and drilled as horizontal wells in the fourth quarter.
- In the fourth quarter, in addition to the re-entries, the Fund expects to drill six horizontal wells to continue developing the field with up to 60 to 70 additional wells planned over the next 12 to 18 months.
- Currently eight of the ten horizontal wells have been completed and equipped as oil wells and have added an average of 130 to 140 boe/d per well of new production, stabilizing at 80 to 90 boe/d per well after approximately eight months.
- Also during the third quarter the Fund shot 36 square kilometres of three dimensional seismic. Substantially all of the area now has three dimensional seismic coverage.

MEDICINE HAT

- A total of 66 natural gas wells (100% working interest) have been drilled during the first nine months of 2004 with a 100% success rate.
- An additional 32 natural gas wells (100% working interest) have been drilled in the early part of the fourth quarter.
- Current production from the Medicine Hat field is approximately 22 mmcf/d and expected to increase to approximately 24 mmcf/d by the end of the year with the completion and tie-in of the wells drilled in the fourth quarter.

Acquisition Activity

ANADARKO ASSETS

- On September 15, 2004 Advantage closed the acquisition of petroleum and natural gas properties located in central Alberta, southern Alberta and southeast Saskatchewan from Anadarko Canada Corporation for net consideration after adjustments of approximately $175 million.
- Production acquired amounted to 6,250 boe/d weighted 49% light oil and NGLs, 40% natural gas and 11% heavy oil (23° API).
- Approximately 13.9 million boe of proven and probable reserves were acquired based on an independent engineering determination prepared by Sproule Associates Limited effective July 1, 2004.
- 60% of the production is operated with nine projects representing 87% of the total production.
- The acquisition was financed through the issuance of 3.5 million Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.5% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $182.5 million.

DEFIANT ENERGY CORPORATION

- On November 3, 2004 Advantage announced it had entered into an Arrangement Agreement to acquire all of the outstanding shares of Defiant Energy Corporation. The acquisition is expected to close prior to year end.
- Production to be acquired of 3,450 boe/d is weighted 72% towards natural gas and 28% to light oil and NGLs.
- Approximately 15.2 million boe of proven and probable reserves are to be acquired with a reserve life index in excess of 12 years.
- The asset base is highly concentrated consisting of three core areas located in central Alberta all of which are in close proximity to existing Advantage operations.
- approximately 90% of the production is operated, with four projects representing 85% of current production.

Consideration for the acquisition is as follows:

- Advantage will acquire all of the approximately 34.0 million fully diluted common shares of Defiant in exchange for 0.201373 of an Advantage Unit or $4.40 per share in cash, subject to a maximum cash consideration of $34 million. In lieu of Units, shareholders of Defiant may elect to receive exchangeable shares issued by Advantage Oil & Gas Ltd. subject to an aggregate limit of 1.5 million exchangeable shares. Advantage will assume Defiant's debt which was approximately $41.3 million at October 31, 2004.
- For each share of Defiant, Defiant shareholders will also receive shares of a newly incorporated Exploreco, which will hold approximately 97,000 net acres of undeveloped land and the option to acquire approximately 120 boe/d of production from Advantage in the West Pembina area for $5.6 million.

ACCRETION SUMMARY

Advantage estimates that, on a pro forma basis, these two acquisitions would have been accretive on the following key criteria at as August 31, 2004:

- Production per Unit: 35.4%
- Cash flow per Unit: 36.9%
- Reserves (P+P) per Unit: 27.2%

Management's Discussion & Analysis

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended September 30, 2004 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2003.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions for the three months ended September 30, 2004 were $0.69 per Unit, or $28.7 million and $2.07 per Unit, or $82.4 million for the nine months ended September 30, 2004. The third quarter 2004 distributions were comprised of $0.23 per month for each of July, August and September. The amount distributed for the quarter represents 92% of total cash available for distribution. Cash available for distribution is defined as cash flow from operations less interest on convertible debentures. The remaining cash withheld during the first nine months of 2004 of $9.2 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $216.3 million or $7.96 per Unit. As a result of strengthening commodity prices and the closing of the Anadarko asset acquisition in September, Advantage has increased the monthly distribution from $0.23 per Unit to $0.25 per Unit commencing for the month of October. In addition, on November 3 Advantage announced that it had entered an Arrangement Agreement to acquire all of the outstanding shares of Defiant Energy Corp. Subject to successful closing of the acquisition, which is scheduled for mid December, Advantage will further increase its monthly distribution to $0.28 per Unit commencing in the month of January 2005. This would represent a 22% increase in the monthly distribution rate from the month of September.

Cash distributions to Unitholders were paid as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
July 31, 2004	July 30, 2004	Aug. 16, 2004	$ 9,219	$ 0.23
Aug. 31, 2004	Aug. 31, 2004	Sept. 15, 2004	$ 9,311	0.23
Sept. 30, 2004	Sept. 30, 2004	Oct. 15, 2004	$ 10,200	0.23
			$ 28,730	$ 0.69

PRODUCTION

During the three months ended September 30, 2004 Advantage's natural gas production increased by 28% to 75.4 mmcf/d compared to 58.7 mmcf/d for the quarter ended September 30, 2003. Year to date, Advantage's natural gas production increased by 36% to 74.8 mmcf/d compared to 55.1 mmcf/d for the nine months ended September 30, 2003. The increase in natural gas production is primarily due to the acquisition of MarkWest Resources on December 2, 2003. In addition successful drilling at Medicine Hat, Shouldice and Bantry have added production to offset natural declines. On September 15, 2004 Advantage closed the acquisition of the Anadarko assets. Production related to the acquisition is included in the Funds financial statements from the date of closing and therefore did not have a material impact on third quarter production levels.

Year to date, Advantage's liquids production increased by 14% to 3,167 bbls/d compared to 2,770 bbls/d for the nine months ended September 30, 2003. Crude oil and natural gas liquids production averaged 3,550 bbls/d in the third quarter of 2004 compared to 2,623 bbls/d for the quarter ending September 30, 2003. The 35% increase in liquids production from the third quarter of 2003 is due to the acquisition of MarkWest on December 2, 2003 and additional light oil volumes added through the drill bit at Nevis, Alberta.

PRICES

During the nine months ended September 30, 2004, the Fund's natural gas price averaged $6.35 per mcf ($6.08 per mcf including hedging) compared to $6.64 per mcf ($6.20 per mcf including hedging) for the same period of 2003.

During the three months ended September 30, 2004 Advantage's natural gas price averaged $6.11 per mcf ($5.76 per mcf including hedging) compared to $5.85 per mcf ($5.96 per mcf including hedging) in the third quarter of 2003. For the three months ended September 30, 2004 AECO daily prices averaged $6.49 per mcf compared to $5.87 per mcf in the same period of 2003.

Natural gas prices have remained relatively strong during the third quarter of 2004 and have traded in a $5 - $7 per mcf range since the spring of 2003. Early in the fourth quarter of 2004 natural gas prices have increased above this band with winter 2004/

2005 prices currently trading at $8.35 per mcf. The strengthening of natural gas has been attributed to (i) the strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) the shut-in of production in the Gulf of Mexico which resulted from hurricane season and (iv) the approach of the winter heating season coupled with concerns over supply. Advantage continues to believe the pricing fundamentals for natural gas remain strong.

For the nine months ended September 30, 2004, crude oil and NGLs prices averaged $46.24 per barrel ($46.24 per barrel including hedging) compared to $39.54 per barrel ($38.95 per barrel including hedging) for the same period in 2003. Crude oil and NGLs prices averaged $51.20 per barrel ($51.20 per barrel including hedging) in the third quarter of 2004 compared to $36.27 per barrel ($36.04 per barrel including hedging) in the three months ended September 30, 2003. Advantage had no crude oil hedges in place in the third quarter of 2004. Third quarter 2004 prices for WTI crude oil averaged US$43.88 per barrel, 45% higher than the US$30.20 per barrel realized during the third quarter of 2003. Partially offsetting the increase in WTI prices was a stronger Canadian dollar which averaged $US/$Cdn $0.77 in the third quarter of 2004 compared to $0.73 in the third quarter of 2003.

Crude oil prices continued to be strong during the third quarter of 2004. Factors that affect the continued strength of crude oil include (i) continued conflict in the middle east, (ii) low global inventory levels and (iii) increasing world oil demand. All of these factors are expected to keep crude oil prices high for the remainder of the year and into 2005.

HEDGING

The Fund currently has the following hedge contracts in place:

Volume	Effective Period	Average Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

During the third quarter of 2004 the Fund realized $2.4 million ($0.35/mcf) in hedging losses on natural gas. These realized losses are included within petroleum and natural gas sales on the statement of income. Advantage's current and future crude oil production is currently unhedged. At September 30, 2004, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $7.6 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage has not entered into any additional hedges for 2005 at this time. However, the Fund will continue to monitor commodity markets.

ROYALTIES

During the third quarter of 2004 Advantage's royalties amounted to $11.1 million (18.8% of pre-hedged revenue) compared to $6.4 million (15.8% of pre-hedged revenue) in the third quarter of 2003. For the nine months ended September 30, 2004, royalties have amounted to $32.2 million (18.9% of pre-hedged revenue) compared to $21.1 million (16.3% of pre-hedged revenue) for the nine months ended September 30, 2003. Total royalties in 2004 are higher as a result of higher revenues. The increase in the royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. In addition, the acquisition of the Anadarko properties is expected to increase the Fund's royalty rate to approximately 21% in the fourth quarter and into 2005.

OPERATING COSTS

Operating costs for the three months ended September 30, 2004 amounted to $9.2 million or $6.19 per boe compared to $7.2 million or $6.27 per boe in the third quarter of 2003. Operating costs for the nine months ended September 30, 2004 amounted to $25.7 million or $6.01 per boe compared to $18.3 million or $5.61 per boe for the nine months ended September 30, 2003. Operating costs have steadily increased over the past two years due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that have occurred as a result of very high levels of industry activity. Advantage's increased operating costs over 2003 are in line with overall industry trends.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

Year to date cash and general administrative (G&A) expenses have amounted to $2.5 million or $0.59 per boe compared to $2.4 million or $0.73 per boe for the nine months ended September 30, 2003. G&A expense in the third quarter of 2004 amounted to $0.9 million or $0.61 per boe compared to $0.6 million or $0.55 per boe in the third quarter of 2003. G&A expense in the third quarter of 2004 was slightly higher than the prior year due to increased staff levels that have resulted from the growth of the Fund.

A stock-based compensation expense of $1.0 million was recorded in the second quarter of 2004 related to the issuance of Trust Unit rights to the independent directors of Advantage. This non-cash amount represents the fair value attributed to trust unit rights granted during the second quarter under the Trust Units Rights Incentive Plan. During the third quarter there were no further issuances of such unit rights.

Management fees for the three months ended September 30, 2004 amounted to $0.5 million or $0.37 per boe compared to $0.4 million or $0.36 per boe in the third quarter of 2003. Year to date, management fees have amounted to $1.6 million or $0.37 per boe compared to $1.2 million or $0.38 per boe for the nine months ended September 30, 2003. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenue less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At September 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance for the first nine months of 2004 as the actual amount is calculated and paid on an annual basis only. If the performance fee was paid at September 30, 2004, based on the performance of the Trust in the first nine months of the year, the total fee payable would be $19.0 million. The Trust has accrued three quarters of this amount or $14.2 million for the first nine months of 2004. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Year to date, interest expense has amounted to $4.3 million ($1.01 per boe) compared to $4.9 million ($1.51 per boe) for the nine months ended September 30, 2003. Interest expense for the three months ended September 30, 2004 amounted to $1.6 million ($1.11 per boe) compared to $1.5 million ($1.34 per boe) for the third quarter of 2003. Higher interest expense in the third quarter of 2004 is primarily the result of higher debt balances partially offset by lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $0.5 million for the three months ended September 30, 2004 compared to $0.2 million for the same period of 2003. Capital taxes are determined based on debt and equity levels at the end of the year and primarily increased due to property acquisitions during the third quarter. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

For the three months ended September 30, 2004 a future income tax recovery of $7.1 million was included in income compared to a $3.5 million recovery for the comparable period in 2003. The Alberta government enacted a tax rate reduction of 1% in the first quarter of 2004, reducing the tax rate from 12.5% to 11.5% effective April 1, 2004. This resulted in an additional tax recovery during the first quarter of approximately $2.2 million.

During the second quarter of 2003 the Fund recorded a non-recurring benefit of $11.7 million resulting from changes to the Income Tax Act related to the resource sector. The changes included a change in the federal tax rate, deductibility of crown royalties and the elimination of resource allowance, to be phased in over the next five years.

CASH FLOW NETBACK

Breakdown of cash flow per boe	Three months ended Sept. 30		Nine months ended Sept. 30	
	2004	2003	2004	2003
Crude oil and natural gas sales	$ 39.87	$ 35.36	$ 39.73	$ 39.76
Hedging gains (losses)	(1.63)	0.45	(1.26)	(2.17)
Government and other royalties	(7.49)	(5.59)	(7.53)	(6.47)
Operating costs	(6.19)	(6.27)	(6.01)	(5.61)
Operating netback	24.56	23.95	24.93	25.51
General and administrative	(0.61)	(0.55)	(0.59)	(0.73)
Management fees	(0.37)	(0.36)	(0.37)	(0.38)
Interest and taxes	(1.42)	(1.51)	(1.27)	(1.74)
Cash flow from operations	$ 22.16	$ 21.53	$ 22.70	$ 22.66
Interest on convertible debentures	(1.21)	(0.86)	(1.30)	(1.01)
Cash available for distribution	$ 20.95	$ 20.67	$ 21.40	$ 21.65

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion ("D,D&A") rate for the third quarter of 2004 was $16.27 per boe compared to $11.56 per boe for the third quarter of 2003. The D,D&A rate per boe increased in 2004 compared to 2003 due the acquisition of MarkWest Resources and the Anadarko assets and revisions to the Fund's total proven reserves pursuant to National Instrument 51-101. Included in third quarter D,D&A is $0.7 million of accretion expense related to the asset retirement obligations. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of prior periods, which resulted in the third quarter 2003 D,D&A rate to increase to $11.56 per boe compared to the previously reported rate of $11.50 per boe and D,D&A expense to increase by $0.1 million.

FINANCIAL REPORTING UPDATE

Hedging Relationships

Effective in the Fund's first quarter of 2004, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Although the Fund believes that all of the hedges Advantage enters into are effective economic hedges, Advantage has elected to not use hedge accounting. The Fund will be using the fair value method to account for all of its hedge transactions. This method requires Advantage to mark-to-market at the balance sheet date the fair value of all outstanding hedges. At September 30, 2004 the mark-to-market valuation of Advantage's outstanding hedges was a loss of $7.6 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004. The impact to the Trust of the implementation of this policy is disclosed in note 1 (b) of the September 30, 2004 financial statements.

Full Cost Accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16 "Oil and Gas Accounting – Full Cost". This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry". Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

		Payments due by period			
($millions)	Total	2004	2005-2006	2007-2008	2009 & thereafter
Building lease	$ 4.9	$ 0.2	$ 2.8	$ 1.9	-
Capital lease	$ 2.4	$ 0.1	$ 0.9	$ 1.4	-
Pipeline/transportation	$ 2.8	$ 0.4	$ 2.1	$ 0.2	$ 0.1
Total contractual obligations	$ 10.1	$ 0.7	$ 5.8	$ 3.5	$ 0.1

QUARTERLY PERFORMANCE

($thousands, except per Unit amounts)	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net revenues	$ 48,255	$ 44,436	$ 32,227	$ 36,074	$ 34,483	$ 33,144	$ 33,883	$29,641
Net income (loss)	$ 7,102	$ 11,762	$ 6,972	$ (1,866)	$ 9,559	$ 20,752	$ 15,578	$ 2,892
Net income (loss) per Unit, basic	$ 0.13	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.67	$ 0.50	$ 0.07
Net income (loss) per Unit, diluted	$ 0.13	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.64	$ 0.48	$ 0.07

The table above highlights the Trust's performance for the third quarter of 2004 and also for the preceding seven quarters through 2003 and 2002. Net revenues are primarily impacted by commodity prices, production volumes and royalties.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending September 30, 2004 were $25.5 million. Expenditures were focused on drilling, completions, pipelines and compression at Medicine Hat, Bantry, Nevis and Shouldice. The Fund's Board of Directors approved an increase in the capital expenditures budget to $100 million during the second quarter. The additional funds will be primarily expended developing the Nevis oil discovery and at Medicine Hat where an additional 32 natural gas well program commenced late in the third quarter.

Sources and Uses of Funds ($ thousands)

	Nine months ended Sept. 30, 2004
Sources of funds	
Cash flow from operations	$ 97,213
Units issued, net of costs	62,617
Convertible debentures issued, net of costs	119,567
Increase in bank debt	81,469
Property dispositions	791
	$ 361,657
Uses of funds	
Capital expenditures	$ 78,710
Property acquisitions	176,300
Distributions paid to Unitholders	80,692
Interest paid to debenture holders	5,546
Increase in working capital	19,769
Other	640
	$ 361,657

Currently, Advantage has 44,349,704 Trust Units outstanding and 9,261,303 Trust Units are issuable for the $176,462,000 convertible debentures still outstanding.

On September 15, 2004 Advantage issued 3,500,000 Trust Units and $75 million aggregate principal amount of 7.50% convertible unsecured subordinated debentures and $50 million aggregate principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets from Anadarko.

Total bank debt outstanding at September 30, 2004 was $184.4 million. Advantage has an agreement with a syndicate of four Canadian chartered banks that provides for a $270 million facility consisting of $260 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2005. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement for the Trust covering all assets and cash flows. At September 30, 2004 Advantage also had a working capital deficit of $9.5 million.

Forward Looking Information

The information in this report contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

Non-GAAP Measures

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

November 10, 2004

Consolidated Financial Statements

Consolidated Balance Sheets

(thousands of dollars)	September 30, 2004 (unaudited)	December 31, 2003 (restated - note 1)
Assets		
Current assets		
Accounts receivable	$ 38,707	$ 34,181
Fixed assets		
Property and equipment	936,676	675,090
Accumulated depletion and depreciation	(219,594)	(155,155)
	717,082	519,935
Goodwill	27,773	27,773
	$ 783,562	$ 581,889
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 38,044	$ 53,287
Cash distributions payable to Unitholders	10,200	8,445
Hedging liability (note 6)	7,580	-
Bank indebtedness (note 2)	184,437	102,968
	240,261	164,700
Capital lease obligation	1,804	2,043
Asset retirement obligations (note 3)	21,554	13,892
Future income taxes	61,404	77,999
	325,023	258,634
Unitholders' equity		
Unitholders' capital (note 4i)	427,856	302,496
Convertible debentures (note 4ii)	176,462	99,984
Contributed surplus (note 4i)	1,036	-
Accumulated income	87,994	73,137
Accumulated cash distributions	(234,809)	(152,362)
	458,539	323,255
	$ 783,562	$ 581,889

Subsequent event (note 8)

Consolidated Statements of Income and Accumulated Income

(thousands of dollars except for per Unit amounts) (unaudited)	Three months ended Sept. 30, 2004	Three months ended Sept. 30, 2003	Nine months ended Sept. 30, 2004	Nine months ended Sept. 30, 2003
		(restated - note 1)		(restated - note 1)
Revenue				
Petroleum and natural gas	$ 56,722	$ 40,863	$164,739	$122,596
Unrealized hedging gain (loss) (note 6)	2,644	-	(7,580)	-
Royalties, net of Alberta Royalty Credit	(11,111)	(6,380)	(32,241)	(21,086)
	48,255	34,483	124,918	101,510
Expenses				
Operating	9,185	7,153	25,723	18,291
General and administrative	908	633	2,542	2,373
Stock-based compensation	-	-	1,036	-
Management fee	547	410	1,602	1,248
Non-cash performance incentive (note 7)	11,321	5,291	14,221	10,131
Interest	1,645	1,531	4,322	4,918
Depletion, depreciation and accretion	24,134	13,190	65,135	36,427
	47,740	28,208	114,581	73,388
Income before taxes	515	6,275	10,337	28,122
Future income tax recovery	(7,053)	(3,474)	(16,595)	(18,530)
Income and capital taxes	466	189	1,096	762
	(6,587)	(3,285)	(15,499)	(17,768)
Net income	7,102	9,560	25,836	45,890
Accumulated income, beginning of period as previously reported	88,044	70,640	72,022	36,581
Effect of change in accounting for asset retirement obligations (note 1)	-	1,150	1,115	1,255
Accumulated income, beginning of period as restated	88,044	71,790	73,137	37,836
Interest on convertible debentures	(1,786)	(986)	(5,546)	(3,309)
Costs on issuance of convertible debentures	(5,366)	(1,437)	(5,433)	(1,490)
Accumulated income, end of period	$ 87,994	$ 78,927	$ 87,994	$ 78,927
Net income per Trust Unit				
Basic	$ 0.13	$ 0.28	$ 0.51	$ 1.44
Diluted	$ 0.13	$ 0.28	$ 0.51	$ 1.40

Consolidated Statements of Cash Flows

(thousands of dollars) (unaudited)	Three months ended Sept. 30, 2004	Three months ended Sept. 30, 2003	Nine months ended Sept. 30, 2004	Nine months ended Sept. 30, 2003
		(restated - note 1)		(restated - note 1)
Operating Activities				
Net income	$ 7,102	$ 9,560	$ 25,836	$ 45,890
Add (deduct) items not requiring cash:				
Stock-based compensation	-	-	1,036	-
Non-cash performance incentive (note 7)	11,321	5,291	14,221	10,131
Future income taxes	(7,053)	(3,474)	(16,595)	(18,530)
Unrealized hedging loss (gain) (note 6)	(2,644)	-	7,580	-
Depletion, depreciation and accretion	24,134	13,190	65,135	36,427
Funds from operations	32,860	24,567	97,213	73,918
Expenditures on asset retirement (note 3)	(253)	(53)	(401)	(134)
Changes in non-cash working capital	(61)	397	(13,352)	742
Cash provided by operating activities	**32,546**	**24,911**	**83,460**	**74,526**
Financing Activities				
Units issued, net of costs (note 4)	62,389	52	62,617	(79)
Convertible debentures issued, net of costs (note 4)	119,567	28,510	119,567	28,510
Increase (decrease) in bank debt	22,730	(12,993)	81,469	12,144
Interest on convertible debentures	(1,786)	(167)	(5,546)	(3,228)
Reduction of capital lease obligation	(81)	-	(239)	-
Cash distributions to Unitholders	(27,718)	(21,420)	(80,692)	(58,152)
Cash provided by (used in) financing activities	**175,101**	**(6,018)**	**177,176**	**(20,805)**
Investing Activities				
Expenditures on property and equipment	(25,485)	(16,976)	(78,710)	(54,700)
Property dispositions	-	-	791	-
Property acquisitions	(176,300)	-	(176,300)	(894)
Changes in non-cash working capital	(5,862)	(1,917)	(6,417)	1,873
Cash used in investing activities	**(207,647)**	**(18,893)**	**(260,636)**	**(53,721)**
Net increase in cash	0	0	0	0
Cash, beginning of period	0	0	0	0
Cash, end of period	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Taxes paid	$ 368	$ 468	$ 999	$ 858
Interest paid	$ 954	$ 880	$ 4,275	$ 5,201

Notes To The Interim Consolidated Financial Statements

All tabular amounts in thousands, except for per Unit amounts (unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2003 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2003 as set out in Advantage's Annual Report.

1. CHANGE IN ACCOUNTING POLICIES

(a) Petroleum and Natural Gas Properties and Related Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and September 30, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

(b) Asset Retirement Obligations

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 7,137	$ 3,856
Asset retirement obligations	$ 13,892	$ 7,351
Provision for future site restoration	$ (8,451)	$ (5,396)
Future income taxes	$ 581	$ 646
Accumulated income	$ 1,115	$ 1,255

Statements of Income	Three months ended Sept. 30, 2003	Nine months ended Sept. 30, 2003	Year ended December 31, 2003
Accretion expense	$ 129	$ 386	$ 515
Depletion and depreciation on asset retirement costs	$ 252	$ 721	$ 997
Amortization of estimated future removal and site restoration liability	$ (309)	$ (881)	$ (1,307)
Future taxes	$ (23)	$ (72)	$ (65)
Net income (loss) impact	$ (49)	$ (154)	$ (140)
Basic net income (loss) per Unit	$ (0.00)	$ (0.00)	$ (0.00)
Diluted net income (loss) per Unit	$ (0.00)	$ (0.00)	$ (0.00)

(c) Hedging Relationships

Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date. In accordance with this method, the Fund has recorded an unrealized hedging loss of $7.6 million at September 30, 2004. Realized gains and losses on settlement of hedges has been included within petroleum and natural gas revenue.

2. BANK DEBT

Advantage has an agreement with a syndicate of four Canadian chartered banks to increase its extendible revolving loan facility from $210 million to $260 million and the renewal of a $10 million operating loan facility with a maturity date of May 28, 2005. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalent.

3. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $55.6 million which will be incurred between 2004 to 2054. A credit-adjusted risk-free rate of 7.0 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Nine month period ended Sept. 30, 2004	Year ended December 31, 2003
Balance, beginning of period	$ 13,892	$ 7,351
Accretion expense	695	515
Liabilities incurred	7,368	6,362
Liabilities settled	(401)	(336)
Balance, end of period	$ 21,554	$ 13,892

4. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2003	36,717,206	$ 282,904
2003 non-cash performance incentive	1,099,104	19,592
Issued for cash, net of costs	3,500,000	62,322
Issued on conversion of debentures	2,978,394	48,522
Issued on exercise of options, net of costs	55,000	295
Non-cash performance incentive estimated (see note 7)	-	14,221
Balance at Sept. 30, 2004	44,349,704	$ 427,856

On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

On September 15, 2004 Advantage issued 3,500,000 Trust Units to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

(c) Trust Units Rights Incentive Plan

	Series A		Series B	
	Number	Price	Number	Price
Balance at December 31, 2003	140,000	$ 7.87	-	-
Exercised	(55,000)	-	-	-
Issued	-	-	225,000	$ 18.42
Reduction of exercise price	-	(2.07)	-	(0.92)
Balance at Sept. 30, 2004	85,000	$ 5.80	225,000	$ 17.50

On June 17, 2004 the Fund issued 225,000 Series B Trust Unit Rights to the independent directors of Advantage at a price of $18.42 per Right. At the option of the Rights holder the exercise price can be adjusted downwards over time based on distributions made by the Trust to Unitholders. During the second quarter the Fund recorded a non-cash stock-based compensation expense of $1.0 million to recognize the fair value of the Rights granted. As the Rights vested immediately no further expense will be recognized related to the Rights issuance. Based on a September 30, 2004 unit price of $21.50, the increase in the intrinsic value of the Trust Unit Rights during third quarter of 2004 is approximately $1.1 million.

(ii) Convertible Debentures

Interest Rate	Conversion Price per Unit	Balance at Dec. 31, 2003	Issued	Converted to Trust Units	Balance at Sept. 30, 2004
10.00%	$ 13.30	$ 10,214	$ -	$ (4,619)	$ 5,595
9.00%	$ 17.00	30,000	-	(7,334)	22,666
8.25%	$ 16.50	59,770	-	(35,094)	24,676
7.75%	$ 21.00	-	50,000	-	50,000
7.50%	$ 20.25	-	75,000	(1,475)	73,525
		$ 99,984	$ 125,000	$ (48,522)	$ 176,462

On September 15, 2004 Advantage issued $75 million aggregate principal amount of 7.50% convertible unsecured subordinated debentures and $50 million aggregate principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the nine months ended September 30, 2004, $48.5 million debentures were converted resulting in the issuance of 2,978,394 Advantage Units.

5. ASSET ACQUISITION

On September 15, 2004 Advantage closed the acquisition of certain petroleum and natural gas properties and related assets for net consideration of $175.4 million. The asset retirement obligation assumed and recorded on this acquisition was $6.6 million.

6. FINANCIAL INSTRUMENTS

As at September 30, 2004 the Fund has the following hedges in place:

Volume	Effective Period	Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

As at September 30, 2004 the settlement value of the hedges outstanding was approximately $7.6 million and has been charged to income as an unrealized hedging loss.

7. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At September 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first nine months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening Unit price was $17.83 per Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. If the performance fee was paid at September 30, 2004 based on the performance of the Trust in the first nine months of the year the total fee payable would be $19.0 million. The Trust has accrued three quarters of this amount or $14.2 million for the first nine months of 2004. It is expected that any fee earned be paid to the Manager in Advantage Trust Units and therefore the accrued fee to September 30, 2004 has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

8. SUBSEQUENT EVENT

On November 3, 2004 Advantage announced that it had entered into an Arrangement Agreement (the "Arrangement") to acquire all of the issued and outstanding shares of Defiant Energy Corporation ("Defiant"). Advantage will acquire all of the approximately 34.0 million fully diluted common shares of Defiant in exchange for 0.201373 of an Advantage Trust Unit or $4.40 per share in cash, subject to a maximum cash consideration of $34 million. In lieu of Advantage Trust Units, shareholders of Defiant may elect to receive exchangeable shares issued by Advantage Oil & Gas Ltd. subject to an aggregate limit of 1.5 million exchangeable shares. Advantage will assume Defiant's debt which was approximately $41.3 million at October 31, 2004.

Directors

Gary F. Bourgeois
Kelly I. Drader
Ronald A. McIntosh
Roderick M. Myers
Carol D. Pennycook
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny

Officers

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

Gary F. Bourgeois
Vice President, Corporate Development

Peter A. Hanrahan
Vice President, Finance & CFO

Rick P. Mazurkewich
Vice President, Operations

Weldon M. Kary
Vice President, Exploitation

Corporate Secretary

Jay P. Reid
Partner, Burnet, Duckworth and Palmer LLP

Operating Company

Advantage Oil & Gas Ltd.

Auditors

KPMG LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada
Bank of Montreal
Royal Bank of Canada

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Abbreviations

bbls -	barrels
mbbls -	thousand barrels
mmbbls -	million barrels
bbls/d -	barrels per day
boe -	barrels of oil equivalent (6 mcf = 1 bbl)
mmboe -	million barrels of oil equivalent
boe/d -	barrels of oil equivalent per day
bcf -	billion cubic feet
mcf -	thousand cubic feet
mmcf -	million cubic feet
mmcf/d -	million cubic feet per day
gj -	gigajoules
NGLs -	natural gas liquids
WTI -	West Texas Intermediate

Corporate Offices

Petro-Canada Centre
Suite 3100,
150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Transfer Agent

Computershare Trust Company of Canada

Contact Us

Toll free: 1-866-393-0393
Visit our website at www.advantageincome.com

Toronto Stock Exchange Trading Symbols

Trust Units: AVN.UN
10% Convertible Debentures: AVN.DB
9% Convertible Debentures: AVN.DBA
8.25% Convertible Debentures: AVN.DBB
7.75% Convertible Debentures: AVN.DBC
7.5% Convertible Debentures: AVN.DBD

ADVANTAGE

ENERGY INCOME FUND

2004 Second Quarter Report

Q2

Financial and Operating Highlights

(thousands of dollars except per Unit amounts)

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Financial				
Revenue before royalties	$ 54,181	$ 39,654	$ 108,017	$ 81,733
per Unit [1]	$ 1.38	$ 1.34	$ 2.79	$ 2.82
per boe	$ 38.87	$ 38.22	$ 38.58	$ 38.55
Cash flow from operations	$ 32,353	$ 24,210	$ 64,353	$ 49,351
per Unit [1]	$ 0.82	$ 0.82	$ 1.66	$ 1.70
per boe	$ 23.21	$ 23.34	$ 22.98	$ 23.27
Cash available for distribution [3]	$ 30,693	$ 23,218	$ 60,593	$ 47,028
per Unit [2]	$ 0.77	$ 0.77	$ 1.56	$ 1.61
per boe	$ 22.02	$ 22.38	$ 21.64	$ 22.17
Net income	$ 11,762	$ 20,752	$ 18,734	$ 36,330
per Unit	$ 0.26	$ 0.70	$ 0.39	$ 1.26
Cash distributions	$ 27,450	$ 20,742	$ 53,717	$ 38,970
per Unit [2]	$ 0.69	$ 0.69	$ 1.38	$ 1.33
Payout ratio	89%	89%	89%	83%
Working capital deficit	$ 14,449	$ 12,692	$ 14,449	$ 12,692
Bank debt	$ 161,707	$ 139,359	$ 161,707	$ 139,359
Convertible debentures	$ 66,396	$ 18,556	$ 66,396	$ 18,556
Operating				
Production				
Natural gas (mcf/d)	73,283	51,929	74,466	53,206
Light oil and NGLs (bbls/d)	3,106	2,746	2,974	2,845
boe (6:1)	15,320	11,401	15,385	11,713
Average prices (including hedging)				
Natural gas ($/mcf)	$ 6.20	$ 6.49	$ 6.24	$ 6.33
Light oil & NGLs ($/bbl)	$ 45.36	$ 36.03	$ 43.24	$ 40.31
Supplemental (000s)				
Trust Units outstanding - end of period	39,952	30,941	39,952	30,941
Trust Units issuable for Convertible Debentures	4,074	1,395	4,074	1,395
Trust Units outstanding and issuable for Convertible Debentures - end of period	44,026	32,336	44,026	32,336
Weighted average Units	39,326	29,609	38,653	28,969

[1] based on weighted average number of Trust Units outstanding

[2] based on number of Trust Units outstanding at each cash distribution date

[3] cash flow from operations less interest on convertible debentures

Cash Distributions to Unitholders

- The Fund declared three distributions during the quarter totalling $0.69 per Unit. The distributions amounted to $0.23 per Unit, payable on May 17, June 15 and July 15 to Unitholders of record on April 30, May 31 and June 30 respectively.
- Cash available for distribution for the second quarter was $30.7 million or $0.77 per Unit compared to the amount reported in the second quarter of 2003 of $0.77 per Unit and represents a payout ratio of 89% of total cash available for distribution.

Oil & Natural Gas Production

- Production volumes increased by 34% to 15,320 boe/d in the second quarter of 2004 from 11,401 boe/d in the second quarter of 2003.

NATURAL GAS

- Natural gas production for the second quarter of 2004 was 73.3 mmcf/d, a 41% increase over the 51.9 mmcf/d reported in the second quarter of 2003.
- The acquisition of MarkWest Resources, which closed December 2, 2003, added approximately 20 mmcf/d of new natural gas production. Additional volumes have been added through drilling at Medicine Hat and Bantry.
- During the second quarter of 2004 Advantage drilled 39.6 net (47 gross) natural gas wells and 0.5 net (1 gross) dry hole.

CRUDE OIL & NGLS

- Crude oil and natural gas liquids production increased 13% and averaged 3,106 bbls/d compared to 2,746 bbls/d in the second quarter of 2003. Second quarter 2003 oil production included 240 bbls/d related to a minor property disposition that occurred in the fourth quarter of 2003.
- Production increases resulted from the acquisition of MarkWest Resources and a successful drilling program at Nevis, Alberta.
- During the second quarter the Fund drilled 6 net (6 gross) successful oil wells.

Development Activity

NEVIS

- The Fund acquired 23 sections of land at Nevis, Alberta through the MarkWest acquisition in December 2003.
- During the first six months of 2004 the Fund drilled 5.0 net (5.0 gross) horizontal oil wells, 1 standing horizontal well, 1.0 net (1 gross) vertical oil well, 1.0 net (1 gross) vertical natural gas well and one standing vertical well.
- Production of 360 boe/d from three horizontal wells was added during the second quarter.
- Through crown sales, swaps and a farm-in arrangement the Fund has acquired an additional 16.5 sections of land in this area.
- Early in the third quarter the Fund drilled an additional three horizontal wells and two vertical wells with plans to drill approximately 10 more wells over the balance of 2004 targeting light oil production from an Upper Devonian reservoir.

MEDICINE HAT

- A total of 34 net (34 gross) natural gas wells have been drilled during the first six months of 2004 with a 100% success rate. Total costs incurred on the drilling, completion and tie-in of these wells, plus the addition of 3,200 horsepower of compression was $13.8 million.
- An additional 32 net (32 gross) wells will be drilled in the fourth quarter of 2004.
- Current production from the Medicine Hat field is approximately 22 mmcf/d.

SHOULDICE

- At Shouldice, Alberta 23 wells of a 33 well drilling program were drilled at the end of the second quarter. The remaining ten wells from this program will be drilled in the third quarter. In addition, the Fund expended $1.5 million to enhance the productive capacity of the field for this program. Natural gas production from this program is expected to be on-stream by the end of the third quarter.

BANTRY

- During the second quarter the Fund drilled 5.9 net (11 gross) wells at Bantry bringing the total number of wells drilled to 20.9 net (37 gross) since the property was acquired in December 2003.
- As a result of weather delays, 13 of the wells drilled are still waiting to be completed and another seven wells are waiting to be tied-in.
- It is anticipated that the successful wells will be tied-in and on production by the end of the third quarter.
- Three additional well locations have been identified for drilling over the balance of 2004.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended June 30, 2004 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2003.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions for the three months ended June 30, 2004 were $0.69 per Unit, or $27.5 million and $1.38 per Unit, or $53.7 million for the six months ended June 30, 2004. The second quarter 2004 distributions were comprised of $0.23 per month for each of April, May and June. The amount distributed for the quarter represents 89% of total cash available for distribution. Cash available for distribution is defined as cash flow from operations less interest on convertible debentures. The remaining cash withheld during the second quarter of $3.2 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $206.1 million or $7.27 per Unit.

Cash distributions to Unitholders were paid as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
April 30, 2004	April 30, 2004	May 17, 2004	$ 9,090	$ 0.23
May 31, 2004	May 31, 2004	June 15, 2004	$ 9,171	0.23
June 30, 2004	June 30, 2004	July 15, 2004	$ 9,189	0.23
			$ 27,450	$ 0.69

PRODUCTION

During the three months ended June 30, 2004 Advantage's natural gas production increased by 41% to 73.3 mmcf/d compared to 51.9 mmcf/d for the quarter ended June 30, 2003. Year to date, Advantage's natural gas production increased by 40% to 74.5 mmcf/d compared to 53.2 mmcf/d for the six months ended June 30, 2003. The increase in natural gas production is primarily due to the acquisition of MarkWest Resources on December 2, 2003 which added approximately 20 mmcf/d of new natural gas production to Advantage. In addition, approximately 2.6 mmcf/d was added at Medicine Hat as a result of successful drilling.

Year to date, Advantage's liquids production has increased 5% to 2,974 bbls/d compared to 2,845 bbls/d for the six months ended June 30, 2003. Crude oil and natural gas liquids production averaged 3,106 bbls/d in the second quarter of 2004 compared to 2,746 bbls/d for the quarter ending June 30, 2003. The 13% increase in liquids production from the second quarter of 2003 is due to the acquisition of MarkWest on December 2, 2003 and due to light oil capital addition volumes at Nevis, Alberta partially offset by a minor property disposition of approximately 240 bbls/d.

PRICES

During the six months ended June 30, 2004, the Fund's natural gas price averaged $6.46 per mcf ($6.24 per mcf including hedging) compared to $7.08 per mcf ($6.33 per mcf including hedging) for the same period of 2003.

During the three months ended June 30, 2004 Advantage's natural gas price averaged $6.65 per mcf ($6.20 per mcf including hedging) compared to $6.49 per mcf ($6.49 per mcf including hedging) in the second quarter of 2003. For the three months ended June 30, 2004 AECO daily prices averaged $6.64 per mcf compared to $6.77 per mcf in the same period of 2003.

Natural gas prices have remained relatively strong during the second quarter of 2004. Continued strength of natural gas has been attributed to (i) the strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) the approach of hurricane season which can cause supply disruptions of natural gas, (iii) reduced coal inventories which may increase demand for gas-fired power generation and (iv) the US economy is showing signs of sustained growth which will add to non-weather demand for natural gas. Advantage continues to believe the pricing fundamentals for natural gas remain strong.

For the six months ended June 30, 2004, crude oil and NGL prices averaged $43.24 per barrel ($43.24 per barrel including hedging) compared to $41.07 per barrel ($40.31 per barrel including hedging) for the same period in 2003.

Crude oil and NGLs prices averaged $45.36 per barrel ($45.36 per barrel including hedging) in the second quarter of 2004 compared to $36.12 per barrel ($36.03 per barrel including hedging) in the three months ended June 30, 2003. Advantage had no crude oil hedges in place in the second quarter of 2004. Second quarter 2004 prices for WTI crude oil averaged US$38.31 per barrel, 33% higher than the US$28.91 per barrel realized during the second quarter of 2003. Partially offsetting the increase in WTI prices was a stronger Canadian dollar which averaged $US/$Cdn $0.734 in the second quarter of 2004 compared to $0.716 in the second quarter of 2003.

Crude oil prices continued to be strong during the second quarter of 2004. Factors that affect the continued strength of crude oil include (i) continued conflict in the middle east, (ii) low global inventory levels and (iii) strong world oil demand. All of these factors are expected to keep crude oil prices high for the remainder of the year and into 2005.

HEDGING

The Fund currently has the following hedge contracts in place:

Volume	Effective Period	Average Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

During the second quarter of 2004 the Fund realized $3.0 million ($0.45/mcf) in hedging losses on natural gas. These realized losses are included within petroleum and natural gas sales on the statement of income. Advantage's crude oil production is currently unhedged. At June 30, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $10.2 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage will continue to maintain a hedging program in order to add stability to the level of cash distributions to Unitholders.

ROYALTIES

During the second quarter of 2004 Advantage's royalties amounted to $10.6 million (18.5% of pre-hedged revenue) compared to $6.5 million (16.4% of pre-hedged revenue) in the second quarter of 2003. For the six months ended June 30, 2004, royalties have amounted to $21.1 million (19% of pre-hedged revenue) compared to $14.7 million (16.5% of pre-hedged revenue) for the six months ended June 30, 2003. Total royalties in 2004 are higher as a result of higher revenues. The increase in the royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties.

OPERATING COSTS

Operating costs for the three months ended June 30, 2004 amounted to $8.2 million or $5.90 per boe compared to $5.6 million or $5.42 per boe in the second quarter of 2003. Operating costs for the six months ended June 30, 2004 amounted to $16.5 million or $5.91 per boe compared to $11.1 million or $5.25 per boe for the six months ended June 30, 2003. Operating costs steadily increased throughout 2003 due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that have occurred as a result of very high levels of industry activity. Advantage's increased operating costs over 2003 are in line with overall industry trends.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

Year to date cash and general administrative (G&A) expenses have amounted to $1.6 million or $0.58 per boe compared to $1.7 million or $0.82 per boe for the six months ended June 30, 2003. G&A expense in the second quarter of 2004 amounted to $0.8 million or $0.56 per boe compared to $0.9 million or $0.88 per boe in the second quarter of 2003. G&A expense in the second quarter of 2004 was slightly lower than the prior year while G&A per boe declined by 36% as a result of increased production volumes without a corresponding increase in staff levels.

A stock-based compensation expense of $1.0 million was recorded in the second quarter of 2004 related to the issuance of Trust Unit rights. This non-cash amount represents the fair value attributed to trust unit rights granted during the second quarter under the Trust Units Rights Incentive Plan. During the quarter the Fund issued 225,000 unit rights to the independent directors of Advantage.

Management fees for the three months ended June 30, 2004 amounted to $0.5 million or $0.38 per boe compared to $0.4 million or $0.40 per boe in the second quarter of 2003. Year to date, management fees have amounted to $1.1 million or $0.38 per boe compared to $0.8 million or $0.40 per boe for the six months ended June 30, 2003. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenue less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At June 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance for the first six months of 2004 as the actual amount is calculated and paid on an annual basis only. If the performance fee was paid at June 30, 2004, based on the performance of the Trust in the first half of the year, the total fee payable would be $5.8 million. The Trust has accrued one half of this amount or $2.9 million for the first six months of 2004. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Year to date, interest expense has amounted to $2.7 million ($0.96 per boe) compared to $3.4 million ($1.60 per boe) for the six months ended June 30, 2003. Interest expense for the three months ended June 30, 2004 amounted to $1.4 million ($1.00 per boe) compared to $1.8 million ($1.73 per boe) for the second quarter of 2003. Lower interest expense in the second quarter of 2004 is primarily the result of lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $0.3 million for the three months ended June 30, 2004 compared to $0.2 million for the same period of 2003. Capital taxes are determined based on debt and equity levels at the end of the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

For the three months ended June 30, 2004 a future income tax recovery of $1.8 million was included in income compared to a $12.0 million recovery for the comparable period in 2003. The Alberta government enacted a tax rate reduction of 1% in the first quarter of 2004, reducing the tax rate from 12.5% to 11.5% effective April 1, 2004. This resulted in an additional tax recovery during the first quarter of approximately $2.2 million.

During the second quarter of 2003 the Fund recorded a non-recurring benefit of $11.7 million resulting from changes to the Income Tax Act related to the resource sector. The changes included a change in the federal tax rate, deductibiltiy of crown royalties and the elimination of resource allowance, to be phased in over the next five years.

CASH FLOW NETBACK

Breakdown of cash flow per boe	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Crude oil and natural gas sales	$ 41.02	$ 38.24	$ 39.65	$ 42.13
Hedging losses	(2.15)	(0.02)	(1.07)	(3.58)
Government and other royalties	(7.59)	(6.27)	(7.55)	(6.94)
Operating costs	(5.90)	(5.42)	(5.91)	(5.25)
Operating netback	25.38	26.53	25.12	26.36
General and administrative	(0.56)	(0.88)	(0.58)	(0.82)
Management fees	(0.38)	(0.40)	(0.38)	(0.40)
Interest and taxes	(1.23)	(1.91)	(1.18)	(1.87)
Cash flow from operations	$ 23.21	$ 23.34	$ 22.98	$ 23.27
Interest on convertible debentures	(1.19)	(0.96)	(1.34)	(1.10)
Cash available for distribution	$ 22.02	$ 22.38	$ 21.64	$ 22.17

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion (D,D&A) rate for the second quarter of 2004 was $14.58 per boe compared to $11.06 per boe for the second quarter of 2003. The D,D&A rate per boe increased in the second quarter of 2004 compared to the second quarter of 2003 due the acquisition of MarkWest Resources and revisions to the Fund's total proven reserves pursuant to National Instrument 51-101. Included in second quarter D,D&A is $0.2 million of accretion of the asset retirement obligation. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of prior periods, which resulted in the second quarter 2003 D,D&A rate to increase to $11.10 per boe compared to the previously reported rate of $11.06 per boe and D,D&A expense to increase by $0.2 million.

FINANCIAL REPORTING UPDATE

Hedging Relationships

Effective in the Fund's first quarter of 2004, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Although the Fund believes that all of the hedges Advantage enters into are effective economic hedges, Advantage has elected to not use hedge accounting. The Fund will be using the fair value method to account for all of its hedge transactions. This method requires Advantage to mark to market at the balance sheet date the fair value of all outstanding hedges. At June 30, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $10.2 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004. The impact to the Trust of the implementation of this policy is disclosed in note 1 (b) of the June 30, 2004 financial statements.

Full Cost Accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16 "Oil and Gas Accounting – Full Cost". This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry". Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying

value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

			Payments due by period		
($millions)	Total	2004	2005-2006	2007-2008	2009 & thereafter
Building lease	$ 3.5	$ 0.8	$ 1.6	$ 1.1	-
Capital lease	$ 2.7	$ 0.4	$ 0.9	$ 1.4	-
Pipeline/transportation	$ 4.3	$ 0.6	$ 2.1	$ 1.2	$ 0.4
Total contractual obligations	$ 10.5	$ 1.8	$ 4.6	$ 3.7	$ 0.4

QUARTERLY PERFORMANCE

($thousands, except per Unit amounts)	2004		2003				2002	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net revenues	$ 43,603	$ 43,284	$ 36,074	$ 34,483	$ 33,144	$ 33,883	$ 29,641	$17,267
Net income (loss)	$ 11,762	$ 6,972	$ (1,866)	$ 9,559	$ 20,752	$ 15,578	$ 2,892	$ 5,372
Net income (loss) per Unit, basic	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.67	$ 0.50	$ 0.07	$ 0.20
Net income (loss) per Unit, diluted	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.64	$ 0.48	$ 0.07	$ 0.20

The table above highlights the Trust's performance for the second quarter of 2004 and also for the preceding seven quarters through 2003 and 2002. Net revenues are primarily impacted by commodity prices, production volumes and royalties.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending June 30, 2004 were $23.0 million. Expenditures were focused on drilling, completions, pipelines and compression at Medicine Hat, Bantry, Nevis and Shouldice. A total of 53 (44.7 net) wells were drilled during the second quarter of 2004. The Fund's Board of Directors has approved an increase in the capital expenditures budget to $100 million. The additional funds will be primarily expended developing the Nevis oil discovery and at Medicine Hat where an additional 32 natural gas well program is planned for the fall.

Sources and Uses of Funds ($ thousands)

	Six months ended June 30, 2004
Sources of funds	
Cash flow from operations	$ 64,353
Units issued, net of costs	228
Increase in bank debt	58,739
Property dispositions	791
	$ 124,111
Uses of funds	
Capital expenditures	$ 53,225
Distributions paid to Unitholders	52,974
Interest paid to debenture holders	3,760
Increase in working capital	13,846
Other	306
	$ 124,111

Currently, Advantage has 40,088,474 Trust Units outstanding and 3,937,893 Trust Units are issuable for the $64,223,000 convertible debentures still outstanding.

Total bank debt outstanding at June 30, 2004 was $161.7 million. Advantage has an agreement with a syndicate of four Canadian chartered banks that provides for a $220 million facility consisting of $210 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2005. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement for the Trust covering all assets and cash flows. At June 30, 2004 Advantage also had a working capital deficit of $14.4 million.

Forward Looking Information

The information in this report contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

Non-GAAP Measures

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

August 11, 2004

Consolidated Financial Statements

Consolidated Balance Sheets

(thousands of dollars)	June 30, 2004 (unaudited)	December 31, 2003 (restated - note 1)
Assets		
Current assets		
Accounts receivable	$ 35,988	$ 34,181
Fixed assets		
Property and equipment	727,793	675,090
Accumulated depletion & depreciation	(195,692)	(155,155)
	532,101	519,935
Goodwill	27,773	27,773
	$ 595,862	$ 581,889
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 41,248	$ 53,287
Cash distributions payable to Unitholders	9,189	8,445
Hedging liability (note 5)	10,224	-
Bank indebtedness (note 2)	161,707	102,968
	222,368	164,700
Capital lease obligation	1,885	2,043
Asset retirement obligations (note 3)	14,477	13,892
Future income taxes	68,457	77,999
	307,187	258,634
Unitholders' equity		
Unitholders' capital (note 4i)	339,279	302,496
Convertible debentures (note 4ii)	66,396	99,984
Contributed surplus (note 4i)	1,036	-
Accumulated income	88,044	73,137
Accumulated cash distributions	(206,080)	(152,362)
	288,675	323,255
	$ 595,862	$ 581,889

Consolidated Statements of Income and Accumulated Income

(thousands of dollars) (unaudited)	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
		(restated - note 1)		(restated - note 1)
Revenue				
Petroleum and natural gas	$ 54,181	$ 39,654	$108,017	$ 81,733
Royalties, net of Alberta Royalty Credit	(10,578)	(6,510)	(21,130)	(14,706)
	43,603	33,144	86,887	67,027
Expenses				
Operating	8,218	5,624	16,538	11,138
General and administrative	788	915	1,634	1,740
Stock-based compensation	1,036	-	1,036	-
Management fee	530	413	1,055	838
Non-cash performance incentive (note 6)	1,500	3,785	2,900	4,840
Interest	1,399	1,792	2,677	3,387
Unrealized hedging loss (gain) (note 5)	(833)	-	10,224	-
Depletion, depreciation and accretion	20,655	11,627	41,001	23,237
	33,293	24,156	77,065	45,180
Income before taxes	10,310	8,988	9,822	21,847
Future income tax recovery	(1,767)	(11,954)	(9,542)	(15,056)
Income and capital taxes	315	190	630	573
	(1,452)	(11,764)	(8,912)	(14,483)
Net income	11,762	20,752	18,734	36,330
Accumulated income, beginning of period as previously reported	77,957	50,879	72,022	36,581
Effect of change in accounting for asset retirement obligations (note 1)	-	1,203	1,115	1,255
Accumulated income, beginning of period as restated	77,957	52,082	73,137	37,836
Interest on convertible debentures	(1,660)	(991)	(3,760)	(2,323)
Costs on issuance of convertible debentures	(15)	(53)	(67)	(53)
Accumulated income, end of period	$ 88,044	$ 71,790	$ 88,044	$ 71,790
Net income per Trust Unit				
Basic	$ 0.26	$ 0.67	$ 0.39	$ 1.18
Diluted	$ 0.26	$ 0.64	$ 0.39	$ 1.12

Consolidated Statements of Cash Flows

(thousands of dollars) (unaudited)	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
		(restated - note 1)		(restated - note 1)
Operating Activities				
Net income	$ 11,762	$ 20,752	$ 18,734	$ 36,330
Add (deduct) items not requiring cash:				
Stock-based compensation	1,036	-	1,036	-
Non-cash performance incentive (note 6)	1,500	3,785	2,900	4,840
Future income taxes	(1,767)	(11,954)	(9,542)	(15,056)
Unrealized hedging loss (gain) (note 5)	(833)	-	10,224	-
Depletion, depreciation and accretion	20,655	11,627	41,001	23,237
Funds from operations	32,353	24,210	64,353	49,351
Expenditures on asset retirement (note 3)	(86)	(23)	(148)	(81)
Changes in non-cash working capital	(4,503)	1,929	(13,291)	345
Cash provided by operating activities	27,764	26,116	50,914	49,615
Financing Activities				
Units issued, net of costs (note 4)	112	(57)	228	(131)
Increase in bank debt	25,552	18,962	58,739	25,137
Interest on convertible debentures	(2,116)	(2,753)	(3,760)	(3,061)
Reduction of capital lease obligation	(80)	-	(158)	-
Cash distributions to Unitholders	(27,040)	(20,245)	(52,974)	(36,732)
Cash (used in) provided by financing activities	(3,572)	(4,093)	2,075	(14,787)
Investing Activities				
Expenditures on property and equipment	(23,023)	(24,095)	(53,225)	(37,724)
Property dispositions	-	-	791	-
Property acquisitions	-	(894)	-	(894)
Changes in non-cash working capital	(1,169)	2,966	(555)	3,790
Cash used in investing activities	(24,192)	(22,023)	(52,989)	(34,828)
Net increase in cash	0	0	0	0
Cash, beginning of period	0	0	0	0
Cash, end of period	$ 0	$ 0	$ 0	$ 0
Cash taxes paid	$ 315	$ 188	$ 631	$ 390
Cash interest paid	$ 2,049	$ 2,686	$ 3,321	$ 4,321

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All tabular amounts in thousands, except for per Unit amounts (unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2003 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2003 as set out in Advantage's Annual Report.

1. CHANGE IN ACCOUNTING POLICIES

(a) Petroleum and Natural Gas Properties and Related Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and June 30, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

(b) Asset Retirement Obligations

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 7,137	$ 3,856
Asset retirement obligations	$ 13,892	$ 7,351
Provision for future site restoration	$ (8,451)	$ (5,396)
Future income taxes	$ 581	$ 646
Accumulated income	$ 1,115	$ 1,255

Statements of Income	Three months ended June 30, 2003	Six months ended June 30, 2003	Year ended December 31, 2003
Accretion expense	$ 128	$ 257	$ 515
Depletion and depreciation on asset retirement costs	$ 230	$ 469	$ 997
Amortization of estimated future removal and site restoration liability	$ (280)	$ (572)	$ (1,307)
Future taxes	$ (25)	$ (49)	$ (65)
Net income (loss) impact	$ (53)	$ (105)	$ (140)
Basic net income (loss) per Unit	$ (0.00)	$ (0.00)	$ (0.00)
Diluted net income (loss) per Unit	$ (0.00)	$ (0.00)	$ (0.00)

(c) Hedging Relationships

Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date. In accordance with this method, the Fund has recorded an unrealized hedging loss of $10.2 million at June 30, 2004.Realized gains and losses on settlement of hedges has been included within petroleum and natural gas revenue.

2. BANK DEBT

Advantage has reached an agreement with a syndicate of four Canadian chartered banks to increase its extendible revolving loan facility from $160 million to $210 million and the renewal of a $10 million operating loan facility with an extended maturity date of May 28, 2005. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalent.

3. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $40.7 million which will be incurred between 2004 to 2054. A credit-adjusted risk-free rate of 7.0 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Six month period ended June 30, 2004	Year ended December 31, 2003
Balance, beginning of period	$ 13,892	$ 7,351
Accretion expense	463	515
Liabilities incurred	270	6,362
Liabilities settled	(148)	(336)
Balance, end of period	**$ 14,477**	**$ 13,892**

4. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2003	36,717,206	$ 282,904
2003 non-cash performance incentive	1,099,104	19,592
Issued on conversion of debentures	2,080,775	33,588
Issued on exercise of options, net of costs	55,000	295
Non-cash performance incentive estimated (see note 5)	-	2,900
Balance at June 30, 2004	39,952,085	$ 339,279

On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

(c) Trust Units Rights Incentive Plan

	Series A		Series B	
	Number	Price	Number	Price
Balance at December 31, 2003	140,000	$ 7.87	-	-
Exercised	(55,000)	-	-	-
Issued	-	-	225,000	$ 18.42
Reduction of exercise price	-	(1.38)	-	(0.23)
Balance at June 30, 2004	85,000	$ 6.49	225,000	$ 18.19

On June 17 the Fund issued 225,000 Series B Trust Unit rights to the independant directors of Advantage at a price of $18.42 per right. At the option of the rights holder the exercise price can be adjusted downwards over time based on distributions made by the Trust to Unitholders. During the quarter the Fund recorded a non-cash stock-based compensation expense of $1.0 million to recognize the fair value of the rights granted. As the rights vested immediately no further expense will be recognized related to the rights issuance. Based on a June 30, 2004 unit price of $18.65, the increase in the intrinsic value of the Series A Trust Unit Rights during second quarter of 2004 is approximately $0.2 million.

(ii) Convertible Debentures

	10% debentures convertible @ $13.30/Unit	9% debentures convertible @ $17.00/Unit	8.25% debentures convertible @ $16.50/Unit	Total debentures
Balance at December 31, 2003	$ 10,214	$ 30,000	$ 59,770	$ 99,984
Converted to Trust Units	(3,458)	(2,945)	(27,185)	(33,588)
Balance at June 30, 2004	$ 6,756	$ 27,055	$ 32,585	$ 66,396

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the six months ended June 30, 2004, $33,588,000 debentures were converted resulting in the issuance of 2,080,775 Advantage Units.

5. FINANCIAL INSTRUMENTS

As at June 30, 2004 the Fund has the following hedges in place:

Volume	Effective Period	Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

As at June 30, 2004 the settlement value of the hedges outstanding was approximately $10.2 million and has been charged to income as an unrealized hedging loss.

6. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At June 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first six months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening Unit Price was $17.83 per Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. If the performance fee was paid at June 30, 2004 based on the performance of the Trust in the first half of the year the total fee payable would be $5.8 million. The Trust has accrued one half of this amount or $2.9 million for the first six months of 2004. It is expected that any fee earned be paid to the Manager in Advantage Trust Units and therefore the accrued fee to June 30, 2004 has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

Directors

Gary F. Bourgeois
Kelly I. Drader
Ronald A. McIntosh
Roderick M. Myers
Carol D. Pennycook
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny

Officers

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

Gary F. Bourgeois
Vice President, Corporate Development

Peter A. Hanrahan
Vice President, Finance & CFO

Rick P. Mazurkewich
Vice President, Operations

Tony Takahashi
Vice President, Exploitation

Corporate Secretary

Jay P. Reid
Partner, Burnet, Duckworth and Palmer LLP

Operating Company

Advantage Oil & Gas Ltd.

Auditors

KPMG LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada
Bank of Montreal
Royal Bank of Canada

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Abbreviations

bbls -	barrels
mbbls -	thousand barrels
mmbbls -	million barrels
bbls/d -	barrels per day
boe -	barrels of oil equivalent (6 mcf = 1 bbl)
mmboe -	million barrels of oil equivalent
boe/d -	barrels of oil equivalent per day
bcf -	billion cubic feet
mcf -	thousand cubic feet
mmcf -	million cubic feet
mmcf/d -	million cubic feet per day
gj -	gigajoules
NGLs -	natural gas liquids
WTI -	West Texas Intermediate

Corporate Offices

Petro-Canada Centre
Suite 3100,
150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Transfer Agent

Computershare Trust Company of Canada

Contact Us

Toll free: 1-866-393-0393
Visit our website at www.advantageincome.com

Toronto Stock Exchange Trading Symbols

Trust Units: AVN.UN
10% Convertible Debentures: AVN.DB
9% Convertible Debentures: AVN.DBA
8.25% Convertible Debentures: AVN.DBB

ADVANTAGE

ENERGY INCOME FUND

Q1

2004 First Quarter Report

Financial and Operating Highlights

(thousands of dollars except per Unit amounts)

	For the three months ended March 31, 2004	For the three months ended March 31, 2003
Financial		
Revenue before royalties	$ 53,836	$ 42,079
per Unit [1]	$ 1.42	$ 1.49
per boe	$ 38.29	$ 38.87
Cash flow from operations	$ 32,000	$ 25,141
per Unit [1]	$ 0.84	$ 0.89
per boe	$ 22.76	$ 23.22
Cash available for distribution [3]	$ 29,900	$ 23,809
per Unit [2]	$ 0.79	$ 0.84
per boe	$ 21.27	$ 21.99
Net income	$ 6,972	$ 15,578
per Unit	$ 0.13	$ 0.50
Cash distributions	$ 26,267	$ 18,228
per Unit [2]	$ 0.69	$ 0.64
Working capital (deficit)	$ 20,166	$ 9,064
Bank debt	$ 136,155	$ 120,397
Convertible debentures	$ 95,218	$ 47,312
Operating		
Production		
Natural gas (mcf/d)	75,649	54,497
Light oil and NGLs (bbls/d)	2,841	2,946
Total boe/d @ 6:1	15,449	12,029
Average prices (including hedging)		
Natural gas ($/mcf)	$ 6.28	$ 6.18
Light oil & NGLs ($/bbl)	$ 40.93	$ 44.34
Supplemental		
Trust Units outstanding at end of period	38,167	28,779
Trust Units issuable for Convertible Debentures	5,840	3,557
Trust Units outstanding and issuable for Convertible Debentures at end of period	44,007	32,336
Weighted average Units outstanding during the period	37,981	28,322

[1] based on weighted average number of Trust Units outstanding

[2] based on number of Trust Units outstanding at each cash distribution date

[3] cash flow from operations less interest on convertible debentures

Cash Distributions to Unitholders

- *The Fund declared three distributions during the quarter totalling $0.69 per Unit. The distributions amounted to $0.23 per* Unit, payable on February 17, March 15 and April 15 to Unitholders of record on January 30, February 27 and March 31 respectively.
- Cash available for distribution for the first quarter was $29.9 million or $0.79 per Unit compared to the amount reported in Q1 2003 of $0.84 per Unit and represents a payout ratio of 88% of total cash available for distribution.

Oil & Natural Gas Production

- Production volumes increased by 28% to 15,449 boe/d in the first quarter of 2004 from 12,029 boe/d in the first quarter of 2003.

NATURAL GAS

- Natural gas production for the first quarter of 2004 was 75.6 mmcf/d, a 39% increase over the 54.5 mmcf/d reported in the first quarter of 2003.
- The acquisition of MarkWest Resources, which closed December 2, 2003, added approximately 20 mmcf/d of new natural gas production in the first quarter of 2004.
- During the first quarter of 2004 Advantage drilled 34.4 net (38 gross) wells resulting in 30.5 net (33 gross) natural gas wells, 1 net (1 gross) dry hole and 2.9 net (5 gross) untested wells.

CRUDE OIL & NGLS

- Crude oil and natural gas liquids production averaged 2,841 bbls/d compared to 2,946 bbls/d in the first quarter of 2003 representing a decline of 4%. First quarter 2003 oil production included 240 bbls/d related to a minor property disposition that occurred in the fourth quarter of 2003.
- The acquisition of MarkWest Resources partially offset this decline adding 461 bbls/d of oil and NGL production in Q1 2004.
- During the first quarter the Fund drilled 3.7 net (6 gross) successful oil wells.

Development Activity

MEDICINE HAT

- A total of 57 net (57 gross) natural gas wells have been drilled during Q4 2003 and Q1 2004 (30 wells and 27 wells, respectively) with a 100% success rate. Total costs incurred on these wells was $8.0 million ($2.0 million in Q4 2003 and $6.0 million in Q1 2004).
- An additional 9 net (9 gross) wells will be drilled in the second quarter.
- Pipelines and compression facilities were installed during the first quarter in order to process additional production from the new wells at a cost of $3.7 million.
- As the result of an early spring break-up, completion and tie-in of these wells has been delayed and it is expected that these wells will all be on-stream by the end of the second quarter of 2004.

BANTRY

- During the first quarter the Fund drilled 5.4 net (7 gross) wells at Bantry bringing the total number of wells drilled to 14.5 net (25 gross) since the property was acquired in December 2003.
- A total of 11.3 net (19 gross) wells have been tested resulting in 8.8 net (15 gross) natural gas wells. The remaining wells will be tested when spring break-up is completed.
- It is anticipated that the successful wells will be tied-in and on production by the end of the second quarter.
- In addition the Fund expended approximately $4.5 million on pipelines and compression in the first quarter to expand the productive capacity of the field.
- 25 additional well locations have been identified for drilling over the balance of 2004.

OTHER AREAS

- At Shouldice, Alberta the Fund commenced a 38 well drilling program late in the first quarter. New production from this program will be added in the third quarter. In addition, the Fund expended $1.5 million to enhance the productive capacity of the field for this program.
- At Nevis, Alberta the Fund drilled three successful 100% working interest horizontal oil wells which came on-stream late March and early April.
- At Princess, Alberta a 50% working interest natural gas well was drilled and is expected to be on production late in the second quarter.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended March 31, 2004 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2003.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions per Unit for the three months ended March 31, 2004 were $0.69 per Unit, or $26.3 million, an increase of 8% over the $0.64 per Unit paid in the first quarter of 2003. The first quarter 2004 distributions were comprised of $0.23 per month for each of January, February and March. The amount distributed for the quarter represents 88% of total cash available for distribution. Cash available for distribution is defined as cash flow from operations less interest on convertible debentures. The remaining cash withheld of $3.6 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $178.7 million or $6.58 per Unit.

Cash distributions to Unitholders were paid as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
Jan. 31, 2004	Jan. 30, 2004	Feb. 17, 2004	$ 8,734	$ 0.23
Feb. 29, 2004	Feb. 27, 2004	March 15, 2004	$ 8,755	0.23
Mar. 31, 2004	Mar. 31, 2004	Apr. 15, 2004	$ 8,778	0.23
			$ 26,267	$ 0.69

PRODUCTION

During the three months ended March 31, 2004 Advantage's natural gas production increased by 39% to 75.6 mmcf/d compared to 54.5 mmcf/d for the quarter ended March 31, 2003 and by 10.3 mmcf/d or 16% over the fourth quarter of 2003. The increase in natural gas production is primarily due to the acquisition of MarkWest Resources on December 2, 2003. MarkWest added approximately 20 mmcf/d of new natural gas production to Advantage. Additional natural gas production related to the Fund's active first quarter drilling program are expected to come on-stream late in the second quarter.

Crude oil and natural gas liquids production averaged 2,841 bbls/d in the first quarter of 2004 compared to 2,946 bbls/d for the quarter ending March 31, 2003. The 4% decline in production from the first quarter of 2003 is due to a minor property disposition of approximately 240 bbls/d and natural declines partially offset by the acquisition of MarkWest Resources on December 2, 2003.

PRICES

During the three months ended March 31, 2004 Advantage's natural gas price averaged $6.28 per mcf ($6.28 per mcf including hedging) compared to $7.65 per mcf ($6.18 per mcf including hedging) in the first quarter of 2003. Advantage did not have natural gas hedges in place during the first quarter of 2004. For the three months ended March 31, 2004 AECO daily prices averaged $6.36 per mcf compared to $7.95 per mcf in the same period in 2003.

Natural gas prices have remained relatively strong during the first quarter of 2004. Continued strength of natural gas has been attributed to (i) the strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) the potential for a hotter than normal summer and reduced coal inventories which may increase demand for gas-fired power generation and (iii) the US economy is showing signs of sustained growth which will add to non-weather demand for natural gas. Advantage continues to believe the pricing fundamentals for natural gas remain strong.

Crude oil and NGLs prices averaged $40.93 per barrel ($40.93 per barrel including hedging) in the first quarter of 2004 compared to $45.74 per barrel ($44.34 per barrel including hedging) in the three months ended March 31, 2003. Advantage had no crude oil hedges in place in the first quarter of 2004. First quarter 2004 prices for WTI crude oil averaged US$35.15 per barrel, 4% higher than the US$33.80 per barrel realized during the first quarter of 2003. Partially offsetting the increase in WTI prices was a stronger Canadian dollar which averaged $US/$Cdn $0.76 in the first quarter of 2004 compared to $0.66 in the first quarter of 2003.

Crude oil prices continued to be strong during the first quarter of 2004. Factors that affect the continued strength of crude oil include (i) continued conflict in the middle east, (ii) low global inventory levels and (iii) strong world oil demand. All of these factors are expected to keep crude oil prices high for the remainder of the year.

HEDGING

Advantage had no hedging contracts related to first quarter 2004 production. The Fund currently has the following hedge contracts in place:

Volume	Effective Period	Average Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

At March 31, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $11.1 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage will continue to maintain a hedging program in order to add stability to the level of cash distributions to Unitholders.

ROYALTIES

During the first quarter of 2004 Advantage's royalties amounted to $10.6 million (19.6% of pre-hedged revenue) compared to $8.2 million (16.5% of pre-hedged revenue) in the first quarter of 2003. Total royalties in 2004 are higher as a result of higher revenues. The increase in the royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. Advantage expects royalty rates to approximate 20% for the balance of 2004.

OPERATING COSTS

Operating costs for the three months ended March 31, 2004 amounted to $8.3 million or $5.92 per boe compared to $5.5 million or $5.09 per boe in the first quarter of 2003. Operating costs steadily increased throughout 2003 due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that have occurred as a result of very high levels of industry activity. Advantage's increased operating costs over 2003 are in line with overall industry trends.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative (G&A) expense in the first quarter of 2004 amounted to $0.8 million or $0.60 per boe compared to $0.8 million or $0.76 per boe in the first quarter of 2003. Total G&A expense in the first quarter was unchanged from the prior year while G&A per boe declined by 21% as a result of increased production.

Management fees for the three months ended March 31, 2004 amounted to $0.5 million or $0.37 per boe compared to $0.4 million or $0.39 per boe in the first quarter of 2003. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenue less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At March 31, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance for the first three months of 2004 as the actual amount is calculated and paid on an annual basis only. If the performance fee was paid at March 31, 2004, based on the performance of the Trust in the first quarter, the total fee payable would be $5.6 million. The Trust has accrued one quarter of this amount or $1.4 million for the first quarter of 2004. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Interest expense for the three months ended March 31, 2004 amounted to $1.3 million ($0.91 per boe) compared to $1.6 million ($1.47 per boe) for the first quarter of 2003. Lower interest expense in the first quarter of 2004 is the result of lower average bank debt balances in 2004 combined with lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $0.3 million for the three months ended March 31, 2004 compared to $0.4 million for the same period of 2003. Capital taxes are determined based on debt and equity levels at the end of the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

For the three months ended March 31, 2004 a future income tax recovery of $7.8 million was included in income compared to a $3.1 million recovery for the comparable period in 2003. On March 31, 2004, Bill 27 Alberta Corporate Tax Amendment Act, 2004, which reduces the corporate provincial tax rate by 1%, was tabled and received first reading in the Alberta Legislative Assembly. As a result Bill 27 is substantively enacted and a non-recurring benefit of $2.2 million was recorded in the first quarter of 2004. There was no similar tax rate adjustment to income tax expense in the first quarter of 2003.

CASH FLOW NETBACK

Breakdown of cash flow per boe	Three months ended March 31, 2004		Three months ended March 31, 2003	
	($000)	(per boe)	($000)	(per boe)
Crude oil & natural gas sales	$ 53,836	$ 38.29	$49,638	$45.84
Hedging gains (losses)	-	-	(7,559)	(6.98)
Government & other royalties	(10,552)	(7.51)	(8,196)	(7.57)
Operating costs	(8,320)	(5.92)	(5,514)	(5.09)
Operating netback	34,964	24.86	28,369	26.20
General and administrative	(846)	(0.60)	(825)	(0.76)
Management fees	(525)	(0.37)	(425)	(0.39)
Interest & taxes	(1,593)	(1.13)	(1,978)	(1.83)
Cash flow from operations	$ 32,000	$ 22.76	$25,141	$23.22
Interest on convertible debentures	(2,100)	(1.49)	(1,332)	(1.23)
Cash available for distribution	$ 29,900	$ 21.27	$23,809	$21.99

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion (D,D&A) rate for the first quarter of 2004 was $14.24 per boe compared to $10.63 per boe for the first quarter of 2003. The D,D&A rate per boe increased in the first quarter of 2004 compared to the first quarter of 2003 due the acquisition of MarkWest Resources and revisions to the Fund's total proven reserves pursuant to National Instrument 51-101. Included in D,D&A is $0.2 million of accretion of the asset retirement obligation. Costs subject to depletion include $7.1 million relating to the capitalized portion of the asset retirement obligation in the first quarter of 2004. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of prior periods, which resulted in the first quarter 2003 D,D&A rate to increase to $10.63 per boe compared to the previously reported rate of $10.59 per boe and D,D&A expense to increase by $0.2 million.

FINANCIAL REPORTING UPDATE

Hedging Relationships

Effective in the Fund's first quarter of 2004, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Although the Fund believes that all of the hedges Advantage enters into are effective economic hedges, Advantage has elected to not use hedge accounting. The Fund will be using the fair value method to account for all of its hedge transactions. This method requires Advantage to mark to market at the balance sheet date the fair value of all outstanding hedges. At March 31, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $11.1 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004. The impact to the Trust of the implementation of this policy is disclosed in note 1 (b) of the March 31, 2004 financial statements.

Full Cost Accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16 "Oil and Gas Accounting – Full Cost". This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry". Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

		Payments due by period			
($millions)	Total	2004	2005-2006	2007-2008	2009 & thereafter
Building lease	$ 3.5	$ 0.8	$ 1.6	$ 1.1	-
Capital lease	$ 2.7	$ 0.4	$ 0.9	$ 1.4	-
Pipeline/transportation	$ 4.3	$ 0.6	$ 2.1	$ 1.2	$ 0.4
Total contractual obligations	$ 10.5	$ 1.8	$ 4.6	$ 3.7	$ 0.4

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending March 31, 2004 were $29.4 million net of $0.8 million of minor property dispositions. Expenditures were focused on drilling, completions, pipelines and compression at Medicine Hat, Bantry, Nevis and Shouldice. A total of 44 (39.6 net) wells were drilled during the first quarter of 2004. Production from this drilling program is anticipated to come on-stream late in the second quarter of 2004.

Sources and Uses of Funds ($ thousands)

	Three months ended March 31, 2004
Sources of funds	
Cash flow from operations	$ 32,000
Units issued, net of costs	116
Increase in bank debt	33,187
Property dispositions	791
	$ 66,094
Uses of funds	
Capital expenditures	$ 30,202
Distributions paid to Unitholders	25,934
Interest paid to debenture holders	1,644
Increase in working capital	8,174
Other	140
	$ 66,094

Total bank debt outstanding at March 31, 2004 was $136.2 million. Advantage has an agreement with a syndicate of three Canadian chartered banks that provides for a $180 million facility consisting of $170 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 29, 2004. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement for the Trust covering all assets and cash flows. At March 31, 2004 Advantage also had a working capital deficit of $20.2 million.

Forward Looking Information

The information in this report contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

Non-GAAP Measures

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

May 12, 2004

Consolidated Financial Statements

Consolidated Balance Sheets

(thousands of dollars)	March 31, 2004	December 31, 2003
	(unaudited)	(restated - note 1)
Assets		
Current assets		
Accounts receivable	$ 32,470	$ 34,181
Fixed assets		
Property and equipment	704,598	675,090
Accumulated depletion & depreciation	(175,270)	(155,155)
	529,328	519,935
Goodwill	27,773	27,773
	$ 589,571	$ 581,889
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 43,858	$ 53,287
Cash distributions payable to Unitholders	8,778	8,445
Hedging liability (note 4)	11,057	-
Bank indebtedness	136,155	102,968
	199,848	164,700
Capital lease obligation	1,965	2,043
Asset retirement obligations (note 2)	14,158	13,892
Future income taxes	70,224	77,999
	286,195	258,634
Unitholders' equity		
Unitholders' capital (note 3i)	308,830	302,496
Convertible debentures (note 3ii)	95,218	99,984
Accumulated income	77,957	73,137
Accumulated cash distributions	(178,629)	(152,362)
	303,376	323,255
	$ 589,571	$ 581,889

Consolidated Statements of Income and Accumulated Income

(thousands of dollars) (unaudited)	Three months ended March 31, 2004	Three months ended March 31, 2003 (restated - note 1)
Revenue		
Petroleum and natural gas sales	$ 53,836	$ 42,079
Royalties, net of Alberta Royalty Credit	(10,552)	(8,196)
	43,284	33,883
Expenses		
Operating	8,320	5,514
General and administrative	846	825
Management fee	525	425
Non-cash performance incentive (note 5)	1,400	1,055
Interest	1,278	1,595
Unrealized hedging loss (note 4)	11,057	-
Depletion, depreciation and accretion	20,346	11,610
	43,772	21,024
Income (loss) before taxes	(488)	12,859
Future income tax recovery	(7,775)	(3,102)
Income and capital taxes	315	383
	(7,460)	(2,719)
Net income	6,972	15,578
Accumulated income, beginning of period as previously reported	72,022	36,581
Effect of change in accounting for asset retirement obligations (note 1)	1,115	1,255
Accumulated income, beginning of period as restated	73,137	37,836
Interest on convertible debentures	(2,100)	(1,332)
Costs on issuance of convertible debentures	(52)	-
Accumulated income, end of period	$ 77,957	$ 52,082
Net income per Trust Unit		
Basic	$ 0.13	$ 0.50
Diluted	$ 0.13	$ 0.48

Consolidated Statements of Cash Flows

(thousands of dollars) (unaudited)	Three months ended March 31, 2004	Three months ended March 31, 2003 (restated - note 1)
Operating Activities		
Net income	$ 6,972	$ 15,578
Add (deduct) items not requiring cash:		
Non-cash performance incentive (note 5)	1,400	1,055
Future income taxes	(7,775)	(3,102)
Unrealized hedging loss (note 4)	11,057	-
Depletion, depreciation and accretion	20,346	11,610
Funds from operations	32,000	25,141
Expenditures on asset retirement (note 2)	(62)	(58)
Changes in non-cash working capital	(8,788)	(1,893)
Cash provided by operating activities	23,150	23,190
Financing Activities		
Units issued, net of costs (note 3)	116	(74)
Increase in bank debt	33,187	6,175
Interest on convertible debentures	(1,644)	-
Reduction of capital lease obligation	(78)	-
Cash distributions to Unitholders	(25,934)	(16,487)
Cash (used in) provided by financing activities	5,647	(10,386)
Investing Activities		
Expenditures on property and equipment	(30,202)	(13,628)
Property dispositions	791	-
Changes in non-cash working capital	614	824
Cash used in investing activities	(28,797)	(12,804)
Net increase in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -
Cash taxes paid	$ 316	$ 202
Cash interest paid	$ 1,272	$ 1,635

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All tabular amounts in thousands, except for per Unit amounts (unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2003 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2003 as set out in Advantage's Annual Report.

1. CHANGE IN ACCOUNTING POLICIES

(a) Petroleum and Natural Gas Properties and Related Equipment

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and March 31, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

(b) Asset Retirement Obligations

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 7,137	$ 3,856
Asset retirement obligations	$ 13,892	$ 7,351
Provision for future site restoration	$ (8,451)	$ (5,396)
Future income taxes	$ 581	$ 646
Accumulated income	$ 1,115	$ 1,255

Statements of Income	Three months ended March 31, 2003	Year ended December 31, 2003
Accretion expense	$ 129	$ 515
Depletion and depreciation on asset retirement costs	$ 239	$ 997
Amortization of estimated future removal and site restoration liability	$ (292)	$ (1,307)
Future taxes	(24)	(65)
Net income (loss) impact	$ (52)	$ (140)
Basic net income (loss) per Unit	$ (0.00)	$ (0.00)
Diluted net income (loss) per Unit	$ (0.00)	$ (0.00)

(c) Hedging Relationships

Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date. In accordance with this method, the Fund has recorded an unrealized hedging loss of $11.1 million at March 31, 2004.

2. ASSET RETIREMENT OBLIGATIONS

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $39.7 million which will be incurred between 2004 to 2054. A credit-adjusted risk-free rate of 7.0 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Three month period ended March 31, 2004	Year ended December 31, 2003
Balance, beginning of period	$ 13,892	$ 7,351
Accretion expense	231	515
Liabilities incurred	97	6,362
Liabilities settled	(62)	(336)
Balance, end of period	$ 14,158	$ 13,892

3. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2003	36,717,206	$ 282,904
2003 non-cash performance incentive	1,099,104	19,592
Issued on conversion of debentures	315,575	4,766
Issued on exercise of options, net of costs	35,000	168
Non-cash performance incentive estimated (see note 5)	-	1,400
Balance at March 31, 2004	38,166,885	$ 308,830

On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

(c) Trust Units Rights Incentive Plan

	Number	Price
Balance at December 31, 2003	140,000	$ 7.87
Exercised	(35,000)	-
Reduction of exercise price	-	(0.69)
Balance at March 31, 2004	105,000	$ 7.18

Due to the exercise price features in the Unit rights, management believes the fair value is not reliably determinable. Based on a March 31, 2004 unit price of $18.97, the decrease in the intrinsic value of the Trust Unit Rights during first quarter of 2004 is approximately $172,000.

(ii) Convertible Debentures

	10% debentures	9% debentures	8.25% debentures	Total debentures
Balance at December 31, 2003	$ 10,214	$ 30,000	$ 59,770	$ 99,984
Converted to Trust Units	(1,849)	(125)	(2,792)	(4,766)
Balance at March 31, 2004	$ 8,365	$ 29,875	$ 56,978	$ 95,218

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the three months ended March 31, 2004 $4,766,000 debentures were converted resulting in the issuance of 315,575 Advantage Units.

4. FINANCIAL INSTRUMENTS

As at March 31, 2004 the Fund has the following hedges in place:

Volume	Effective Period	Price
Natural gas - AECO		
50,350 mcf/d	April 1, 2004 - December 31, 2004	$ 6.12/mcf
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

As at March 31, 2004 the settlement value of the hedges outstanding was approximately $11.1 million and has been charged to income as an unrealized hedging loss.

5. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At March 31, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first three months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening Unit Price was $18.03. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. If the performance fee was paid at March 31, 2004 based on the performance of the Trust in the first quarter the total fee payable would be $5.6 million. The Trust has accrued one quarter of this amount or $1.4 million for the first quarter of 2004. It is expected that any fee earned be paid to the Manager in Advantage Trust Units and therefore the accrued fee to March 31, 2004 has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

Directors

Gary F. Bourgeois
Kelly I. Drader
Ronald A. McIntosh
Roderick M. Myers
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny

Officers

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

Gary F. Bourgeois
Vice President, Corporate Development

Peter A. Hanrahan
CFO & Controller

Rick P. Mazurkewich
Vice President, Operations

Tony Takahashi
Vice President, Exploitation

Corporate Secretary

Jay P. Reid
Partner, Burnet, Duckworth and Palmer LLP

Operating Company

Advantage Oil & Gas Ltd.

Auditors

KPMG LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada
Bank of Montreal

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Abbreviations

bbls -	barrels
mbbls -	thousand barrels
mmbbls -	million barrels
bbls/d -	barrels per day
boe -	barrels of oil equivalent (6 mcf = 1 bbl)
mmboe -	million barrels of oil equivalent
boe/d -	barrels of oil equivalent per day
bcf -	billion cubic feet
mcf -	thousand cubic feet
mmcf -	million cubic feet
mmcf/d -	million cubic feet per day
gj -	gigajoules
NGLs -	natural gas liquids
WTI -	West Texas Intermediate

Corporate Offices

Petro-Canada Centre
Suite 3100,
150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Transfer Agent

Computershare Trust Company of Canada

Contact Us

Toll free: 1-866-393-0393
Visit our website at www.advantageincome.com

Toronto Stock Exchange Trading Symbols

Trust Units: AVN.UN
10% Convertible Debentures: AVN.DB
9% Convertible Debentures: AVN.DBA
8.25% Convertible Debentures: AVN.DBB